UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Pre-Effective Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ConnectOne Bancorp, Inc.

(Exact Name of Registrant as specified in its Charter)

New Jersey	6022	26-1998619
(State of Incorporation)	(Primary Standard Classification Code)	(IRS Employer ID No.)

301 Sylvan Ave

Englewood Cliffs, NJ 07632

(201) 816-8900

(Address and Telephone Number of Registrant’s Principal Executive Offices and Principal Place of Business)

Frank Sorrentino III, Chairman and Chief Executive Officer

ConnectOne Bancorp, Inc.

301 Sylvan Ave

Englewood Cliffs, NJ 07632

(201) 816-8900

(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:

Robert A. Schwartz, Esq.	Philip R. Bevan
Windels Marx Lane & Mittendorf, LLP	Elias, Matz, Tiernan & Herrick L.L.P.
120 Albany Street Plaza, FL 6	734 15th Street, N.W., 11th Floor
New Brunswick, NJ 08901	Washington, D.C. 20005
732-448-2548	202-347-3000

Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, no par value	$57,500,000	$7,843

(1)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o).
(2)	Includes the offering price of shares to cover over-allotments, if any, pursuant to the options granted to the underwriters.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and no offer to buy these securities is being solicited in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2013

CONNECTONE BANCORP, INC.

            shares of common stock

This prospectus describes the public offering and sale of             shares of common stock of ConnectOne Bancorp, Inc., a New Jersey corporation and bank holding company headquartered in the Borough of Englewood Cliffs, New Jersey. We currently estimate that the public offering price will be between $            and $            per share. The common stock is not traded on any national market or securities exchange or in the over-the-counter market. We expect the common stock to be approved for listing on the Nasdaq Global Market under the symbol “CNOB”.

INVESTING IN THE COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE “RISK FACTORS” BEGINNING ON PAGE 14.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public offering price of common stock	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to             additional shares of             our common stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTIVE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We have not authorized anyone to provide any information or to make any representations other than those contained in this Prospectus. We take no responsibility for, and can provide no assurance as the reliability of, any information that others may give you. This Prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date.

The underwriters expect to deliver the shares of our common stock against payment on             , 2013.

.

Stifel Nicolaus Weisel
Keefe, Bruyette & Woods
Sandler O’Neill + Partners, L.P.

The date of this Prospectus is             , 2013

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this Prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized any other person to provide you with additional, different, or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. For further information, please see the section of this Prospectus entitled “Where You Can Find More Information.” We are not making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information appearing in this Prospectus is accurate as of any date other than the date on the front cover of this Prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this document discuss future expectations, contain projections or results of operations or financial conditions or state other “forward-looking” information. Those statements are subject to known and unknown risk, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. We based the forward-looking statements on various factors and using numerous assumptions. Important factors that may cause actual results to differ from those contemplated by forward-looking statements include those disclosed under “Risk Factors” as well as the following factors:

•	the success or failure of our efforts to implement our business strategy;

•	the effect of changing economic conditions and, in particular, changes in interest rates;

•	changes in government regulations, tax rates and similar matters;

•	our ability to attract and retain quality employees; and

•	risks which may be described in our future filings with the Securities and Exchange Commission (referred to as the SEC).

We do not undertake to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

PROSPECTUS SUMMARY

This summary highlights important features of this offering. Because this is a summary, it may not contain all of the information that you should consider before investing in our common stock. Therefore, you should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” as well as the consolidated financial statements included herein before making a decision to invest in our common stock. Unless the context otherwise requires, references in this prospectus to the “Company,” “we,” “us,” and “our” refer to ConnectOne Bancorp, Inc. and its wholly owned subsidiary, North Jersey Community Bank.

ConnectOne Bancorp, Inc.

We are a New Jersey corporation and a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, that was formed in 2008 to serve as the holding company for North Jersey Community Bank.

The Bank is a community-based, full-service commercial bank that was founded in 2005 with the belief that a high service institution can better identify and serve the banking needs of small to medium-sized businesses, professional entities and individuals than can a branch or subsidiary of a larger out-of-market institution. The Bank operates from its headquarters located at 301 Sylvan Avenue in the Borough of Englewood Cliffs, Bergen County, New Jersey, and through its seven other banking offices. We offer a broad range of commercial and consumer banking services to our customers and expect people living, working and shopping in our primary trade area to be the source of most of our customer deposits and lending business.

Our business has experienced significant growth. Since inception we have concentrated our asset generation efforts on commercial real estate, construction and business loans and focused our deposit generation on relationship-based core deposit accounts. Since December 31, 2006, total assets have grown from $179.8 million to $883.8 million at September 30, 2012 and total deposits have grown from $158.9 million to $724.3 million over the same timeframe. We achieved profitability in our eighth quarter of operations and for the nine month period ended September 30, 2012 reported a return on average assets of 1.01%.

In recent years, we have achieved many milestones, including:

•	Growing our total assets to approximately $883.8 million at September 30, 2012 from $514.8 million at December 31, 2009, representing a 21.8% compound annual growth rate;

•	Growing non-interest-bearing deposits to $148.7 million at September 30, 2012 from $66.3 million at December 31, 2009;

•

Increasing our net income by 28.0% to $6.1 million during the first nine months of 2012 from $4.8 million during the first nine months of 2011. Net income for the full year 2011 was $6.7 million, representing a 41.0% increase from net income of $4.7 million earned in 2010;

•	Acquiring the deposits and former branch location of Citizens Community Bank, which is now our Ridgewood office, in a FDIC-assisted transaction in 2009;

•	Being named one of the 50 Fastest growing Companies by NJBIZ (New Jersey’s only weekly business journal);

•	Expanding beyond our original northeastern New Jersey market place with the opening of our Holmdel branch in Monmouth County, New Jersey;

•	Winning a Forbes Enterprise Award honoring visionary small businesses; and

•

Being recognized as one of the top five performing community banks in 2010 and one of the top fifteen best performing community banks in 2011 with assets between $500 million and $5 billion in the United States by SNL Financial LC.

Our Competitive Strengths

We believe that the following strengths differentiate our company and create the foundation to capitalize on opportunities and to successfully grow our business:

•

Superior, Relationship-Based Customer Service. The Bank offers high-quality service by minimizing personnel turnover and by providing more direct, personal attention than the Bank believes is offered by competing financial institutions, the majority of which are branch offices of banks headquartered outside the Bank’s primary trade area. By emphasizing the need for a professional, responsive and knowledgeable staff, the Bank offers a superior level of service to our customers.

•

Commercial Lending Expertise. Our ability to drive quality, commercial loan growth in an otherwise sluggish economic environment is a result of being able to provide clients with access to a knowledgeable, experienced officer with a relationship orientation and the ability to respond to a broad range of business needs on a customized basis. As a result of senior management’s availability for consultation on a daily basis, the Bank believes it offers customers a quicker response time on loan applications and other banking transactions, as well as greater certainty that these transactions will actually close, than competitors, whose decisions may be made in distant headquarters. We believe that this response time and certainty to close results in a pricing advantage to us, in that we frequently may exceed competitors’ loan pricing yet still win customers.

•

Strong Net Interest Margin. Our ability to expeditiously make lending decisions and provide certainty of execution translates into incremental yield, which when coupled with the Bank’s stable funding base, consisting primarily of core deposits (deposits other than time deposits), results in an above average net interest margin. Our net interest margin for the nine months ended September 30, 2012 was 4.25%, an increase of 4 basis points compared to the net interest margin reported for the year ended December 31, 2011.

•

Robust Operating Platform. We provide state-of-the-art banking technology, including remote deposit capture, internet banking and mobile banking, to provide our customers with the most choices and maximum flexibility. In addition, we have made investments in our infrastructure and technology in order to create a scalable platform to accommodate our future growth aspirations. We believe that our advanced technology combined with responsive and personal service provides the Bank’s customers with a superior banking experience.

•

Engaged and Experienced Management and Board of Directors. The Bank was founded in 2005 by a group of local business leaders on the premise that an essential component of a vibrant local economy is a strong community bank that focuses on serving the financial needs of its customers. We believe that the long-standing ties to the community of our Board of Directors, led by Mr. Frank Sorrentino III, Chairman and Chief Executive Officer, and their significant business experience provide us with the ability to effectively assess and address the needs of the local markets. The interests of our executive management team and directors are aligned with those of our stockholders through common stock ownership. At September 30, 2012, our directors and officers beneficially owned approximately 26.9% of our common stock.

Effective October 1, 2012 Mr. William S. Burns joined the Company as Chief Financial Officer. Mr. Burns was previously the Chief Financial Officer of Somerset Hills Bancorp, a bank holding company located in north/central New Jersey, and of The Trust Company of New Jersey. Mr. Burns has over thirty (30) years of experience in the financial services industry. Mr. Burns succeeded Frank Baier as Chief Financial Officer. Mr. Baier resigned to pursue other opportunities, but remains as a member of the Board of the Company.

Effective January 7, 2013, Mr. Aditya Kishore joined the Company as Chief Information/Operations Officer. Mr. Kishore was previously the Chief Operations Officer and Chief Technology Officer of Carver Federal Savings Bank, a New York City based thrift, for approximately two years, served as the Chief Operating and Chief Information Officer of Hanover Community Bank, based on Long Island, New York for eighteen months prior thereto, and was Chief of Banking Products at Fidelity National Information Services, a financial institution technology and service provider. As Chief Operations Officer, Mr. Kishore will assume certain responsibilities previously undertaken by Ms. Laura Criscione as Chief Operations Officer. Ms. Criscione will now serve as the Company’s Chief Compliance Officer.

•

Maintaining Solid Asset Quality. We have implemented a strong credit culture and have maintained solid asset quality. At September 30, 2012, our level of non-performing assets consisting of non-accrual loans and other real estate owned (“OREO”) as a percentage of total assets was 0.64%, and our year-to-date annualized net charge-offs were 0.04%. We believe that this experience is the result of our underwriting standards, experienced loan officers, diligent monitoring of the loan portfolio and our close ties to and knowledge of our customers.

•

Exceptional Market Area. We operate in what we believe to be one of the most attractive markets in New Jersey, and by extension, the United States, in large part due to appealing market demographics. These demographics include nation leading household income levels, densely populated market areas and the presence of a diverse group of large and small businesses. Based on 2011 median data, New Jersey ranked second in the nation for highest household income levels, fourth in per capita income and second in population density. Our market areas rank highly in the state in relation to these demographic statistics. Furthermore, 21 Fortune 500 companies are headquartered in New Jersey, primarily concentrated in the northeast quarter of the state, our core market area. From a small business perspective, New Jersey ranked ninth in the nation in the number of business establishments with less than 500 employees (over 198,000 businesses). Bergen County ranked first in the state with small business establishments with less than 500 employees at approximately 31,200.

Our Market Area

Our banking offices are located in Bergen, Hudson and Monmouth Counties in New Jersey, which include some of the most affluent markets in the United States. We also attract business and customers from a broader region, primarily defined as the northeastern quarter of the State of New Jersey, from Route 195 to the south and Route 287 to the west to the New York state border on the north.

Bergen County, where 93.5% of our total deposits as of September 30, 2012 are located, is home to significant employers including Benjamin Moore, the Hertz Corporation, Pathmark and Volkswagen Group of America. Furthermore, CNBC, LG USA and Unilever of North America are headquartered in the Borough of Englewood Cliffs (our Company headquarters location). Looking at the broader state economic environment, 20 Fortune 500 companies are headquartered in New Jersey, primarily concentrated in the northeast quarter of the state, our core market area. Among Russell 3000 companies, 102 are headquartered in New Jersey, and Bergen County is home to more of these companies (17) than any other county in the State.

From a small business perspective, New Jersey ranked ninth in the nation in the number of business establishments with less than 500 employees (over 198,000 businesses) according to United States Census Bureau 2010 Economic Development Data & Information (EDDI). Bergen County ranked first in the State in small business establishments with less than 500 employees at approximately 31,200.

Based on 2011 median data provided by ESRI (based primarily on US Census data as of 2011), New Jersey ranked second in the nation for the highest median household income level ($67,128). Bergen and Monmouth Counties ranked sixth and fifth in the state with household income levels of $79,903 and $80,475, respectively. Furthermore, on a per capita income basis, New Jersey ranked fourth in the nation, and Bergen and Monmouth Counties ranked fourth and fifth, respectively, in the state. New Jersey also ranked second in the nation in relation to population density, while Bergen County ranked fourth in the state.

Our Business Strategy

We seek to position ourselves as “a better place to be” for our customers, community, employees and shareholders. Our primary strategy is to be the banking provider of choice in our demographically attractive market area and serve as a community banking alternative that can offer clients a comprehensive suite of products and services but with superior, relationship-based customer service. We strive to maintain a strong corporate culture paired with a clear vision that provides customers with uncompromising service and customized solutions to every financial need. The banking landscape has changed dramatically in our region over the past decade as a result of the heightened level of consolidation in which the largest institutions are now headquartered outside of the state. We feel that the opportunity created by this dislocation will enable us to continue to exhibit favorable growth trends as we distinguish ourselves from the competition through service oriented banking characterized by the ability to respond quickly to customers’ needs.

We have adopted a strategy of rapid franchise growth by focusing on brand awareness and referral based revenue, by providing state-of-the-art technology combined with personalized customer service typical of a community-based bank, and by hiring seasoned banking professionals familiar with our operating area. This strategy has resulted in a strong track record of increasing profitability, reflecting exceptional growth in both loans and core deposits. We believe our approach to growth has been disciplined as we have maintained sound credit quality and have prudently managed our infrastructure.

Over the past several years the regulatory and business environment has remained negative for larger financial institutions, which have focused on deleveraging and cost cutting. The Bank has been, and expects to continue to be, successful in attracting customers and employees displaced from other institutions due to these trends. A large portion of our customers come to the Bank through referrals from existing customers, because the Bank can offer a quicker response on loan applications and other banking transactions, as well as the greater certainty that these transactions will actually close, compared to our competitors. We believe that this quicker response time and increased certainty to close results in a pricing advantage to us, in that we frequently may exceed competitors’ loan pricing and still win customers. Our increasing capital base has allowed us to make larger loans, and thereby service the credit needs of larger customers and enhance our relationships with existing customers as they grow their businesses.

Historically, we have concentrated on organic growth, through opening new branches and offering new technology and product delivery channels to acquire new customers. While we expect to take an opportunistic approach to acquisitions, considering opportunities to purchase whole institutions, branches or lines of business that complement our existing strategy, we expect the bulk of our growth to continue to be organic. Our goal is to open new offices in the counties contained in our broader trade area discussed above. However, we do not believe that we need to establish a physical location in each market that we serve. We believe that advances in technology have created new delivery channels which allow us to service customers and maintain business relationships without a physical presence, and that these customers can also be serviced through a regional office. We believe the key to customer acquisition and retention is establishing quality teams of lenders and business relationship officers who will frequently go to the customer, rather than having the customer come into the branch. Our expansion into Monmouth County, through the opening of our Holmdel, New Jersey office, is an example of this strategy. We opened the branch in July, 2011 and, as of September 30, 2012, we had $19.9 million in total deposits at the Holmdel branch.

Effective in November, 2012, we changed our name to ConnectOne Bancorp, Inc. from North Jersey Community Bancorp, Inc. We also intend to change the name of the Bank to ConnectOne Bank, effective in the first half of 2013. We believe the name change better reflects our focus on servicing customers in a larger geographic area. When we started the Bank in 2005, we had one office located in Englewood Cliffs, New Jersey, in eastern Bergen County, and the name North Jersey Community Bank appropriately reflected the Bank’s target customer base. However, as we have grown, we came to believe the name was too restrictive, as we now serve customers throughout New Jersey and in New York City, and have an office, and may look to establish future offices, in central New Jersey. We therefore believe the new name better reflects our mission to connect with our customers, regardless of where they are located.

Since inception in 2005, we have remained focused on execution of our strategy which has produced prodigious growth and consistent profitability as evidenced by our performance over the first nine months of 2012, in which we grew assets by $154.1 million to $883.8 million and attained an annualized return on average assets of 1.01%. While we have grown significantly, we have also focused on expense management. Our efficiency ratio for the nine months ended September 30, 2012 and for the year ended December 31, 2011 was 49.7% and 52.9%, respectively. While we cannot guarantee that this ratio will continue to improve as we grow, expense containment will continue to be one of management’s top priorities.

Recent Preferred Stock Conversion

Over the past several years, we issued shares of convertible preferred stock in order to augment our capital base. In 2009, we issued 125,000 shares of our Series A Preferred Stock and 400,000 shares of our Series B Stock; in 2010, we issued 241,175 shares of our Series B Preferred Stock; in 2011, we issued 59,025 shares of our Series B Preferred Stock; and in 2012 we issued 7,500 shares of our Series C Preferred Stock. All of these shares were issued pursuant to exemptions from registration under Section 5 of the Securities Act. We received an aggregate of $24.0 million in proceeds from the sale of these preferred shares. In accordance with the terms of each class of preferred stock, all of our outstanding preferred stock converted, during 2012, into shares of our common stock. We issued an aggregate of 909,921 shares of our common stock upon conversion of our outstanding preferred stock, and as of September 30, 2012, there were no shares of our preferred stock outstanding. We converted our outstanding preferred stock to common stock because (i) our Board believed the Company would be better served by maintaining a more simplified capital structure and (ii) the Board believed regulatory agencies look more favorably on common equity as a component of capital.

Additional Information

Our principal executive offices are located at 301 Sylvan Avenue, Englewood Cliffs, New Jersey, 07632. Our telephone number is (201) 819-8600. Our Internet address is www.njcb.com. Information on or accessible through our website is not incorporated by reference and is not part of this prospectus.

THE OFFERING

Common stock offered	shares

Common stock outstanding after the offering1 2	shares

Market for the common stock	We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “CNOB.”

Dividend policy	We have never paid cash dividends to holders of our common stock. We intend to adopt a policy of retaining earnings, if any, to increase our net worth and capital ratios over the next few years. Any future determinations relating to our dividend policy will be made at the discretion of the Board of Directors. For additional information, see “Dividend Policy.”

Use of proceeds	We intend to contribute substantially all of the proceeds of this offering to the Bank to provide regulatory capital to support future asset growth and continued expansion of the Bank’s business. For additional information, see “Use of Proceeds.”

Purchases by Officers and Directors	Certain of our directors and officers have indicated an intent to participate in the offering through the purchase of approximately shares of our common stock. In anticipation of this participation, we have directed shares to be reserved specifically for purchases by such officers and directors.

Risk factors	An investment in the common stock involves certain risks. Prospective purchasers of the common stock should consider the information discussed under the heading “Risk Factors” on page 14.

[1]	As of September 30, 2012.
[2]

Unless otherwise indicated, the share information in the table above and in this prospectus excludes up to             shares that may be purchased by the underwriters from us to cover over-allotments. Unless otherwise indicated, information contained in this prospectus regarding the number of outstanding shares of common stock does not include 305,000 shares of common stock issuable upon the exercise of outstanding stock options or an aggregate of 413,000 shares of common stock reserved for future issuance under our stock option plans.

Exemptions under the Jumpstart Our Business Startups Act of 2012

We are an emerging growth company, or “EGC”, as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. We will cease to be an EGC at the earliest of (A) the last day of the fiscal year in which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1,000,000); (B) the last day of the fiscal year in which the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933 occurs; (C) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (D) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor thereto. Our gross revenues are currently less than 5% of the annual gross revenue threshold described above, thus we expect to maintain our current EGC status for the five-year period provided by the JOBS Act.

Because we are an EGC, we have an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), we are now exempt from the internal control assessment required by subsection (a), which requires that the registered public accounting firm that prepares or issues the audit report for the issuer attest to, and report on, the assessment made by the management of the issuer. We also will have reduced reporting requirements in our documents filed with the SEC, including reduced disclosure requiring executive compensation matters and will not be required to receive a separate shareholder vote regarding either executive compensation or for any golden parachutes for our executives so long as we continue to operate as an emerging growth company.

Further, Section 102(b)(1) of the JOBS Act exempts EGCs from complying with new or revised accounting standards until private companies (that is, those that have not had a Securities Act of 1933, as amended, registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. We hereby elect to use the extended transition period for complying with new or revised accounting standards.

SUMMARY OF SELECTED FINANCIAL DATA

The following tables set forth selected consolidated historical financial data (i) as of and for the nine months ended September 30, 2012 and 2011 and (ii) as of and for the years ended December 31, 2011, 2010, and 2009. Selected consolidated financial data as of and for the years ended December 31, 2011, 2010 and 2009 have been derived from our audited financial statements. You should read the information as of and for the years ended December 31, 2011 and 2010 in conjunction with the audited financial statements and the related notes appearing in this prospectus beginning on Page F-1. Selected financial data as of and for the nine months ended September 30, 2012 and 2011 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results of operations for the nine months ended September 30, 2012 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2012. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	(unaudited)
	At or for the Nine Months Ended		At or for the Year Ended
	September 30,		December 31,
	2012	2011	2011	2010	2009
	(Dollars in thousands, except per share data)
SELECTED BALANCE SHEET DATA
Total assets	$883,846	$696,494	$729,741	$602,377	$514,835
Total loans	804,514	622,440	629,459	494,186	398,286
Allowance for loan losses	12,248	9,526	9,617	7,414	4,759
Securities available for sale	21,982	31,232	27,435	24,025	27,537
Goodwill and other intangible assets	260	260	260	260	293
Deposits	724,281	563,854	609,421	482,685	429,387
Tangible common stockholders’ equity (1)	69,969	38,348	40,093	33,715	29,090
Total stockholders’ equity	70,229	55,112	56,857	49,299	39,850
Average total assets	806,026	646,052	665,292	560,851	473,929
Average common stockholders’ equity	52,522	36,249	37,468	31,092	32,575

SELECTED INCOME STATEMENT DATA
Interest income	$29,962	$24,657	$33,676	$28,963	$23,851
Interest expense	4,725	4,537	6,207	6,051	8,091

Net interest income	25,237	20,120	27,469	22,912	15,760
Provision for loan losses	2,840	2,202	2,355	2,930	1,455

Net interest income after provision for loan losses	22,397	17,918	25,114	19,982	14,305
Non-interest income	815	733	1,113	900	415
Non-interest expense	12,941	10,641	15,057	12,941	10,969
Income tax expense	4,154	3,230	4,504	3,212	1,538

Net income	6,117	4,780	6,666	4,729	2,213
Dividends on preferred shares	354	446	600	479	—

Net income available to common stockholders	$5,763	$4,334	$6,066	$4,250	$2,213

	(unaudited)
	At or for the Nine Months Ended		At or for the Year Ended
	September 30,		December 31,
	2012	2011	2011	2010	2009
PER COMMON SHARE DATA:
Basic earnings per share	$2.26	$1.93	$2.71	$1.91	$0.97
Diluted earnings per share (restated, 9/30/12) (5)	1.92	1.56	2.18	1.61	0.95
Book value per common share	22.27	17.21	17.99	15.16	13.20
Tangible book value per common share	22.19	17.10	17.87	15.04	13.09

Basic weighted average common shares	2,546,996	2,241,628	2,242,085	2,227,296	2,222,660
Diluted weighted average common shares (restated, 9/30/12) (5)	3,184,927	3,059,635	3,063,076	2,938,655	2,338,823

SELECTED PERFORMANCE RATIOS
Return on average assets (2)	1.01%	0.99%	1.00%	0.84%	0.47%
Return on average common stockholders’ equity (2)	14.66%	15.93%	16.19%	13.67%	6.79%
Net interest margin (2)	4.25%	4.24%	4.21%	4.22%	3.44%
Efficiency ratio (1) (3)	49.7%	51.3%	52.9%	54.3%	67.8%

SELECTED ASSET QUALITY RATIOS
Nonaccrual loans to total loans	0.70%	1.04%	1.02%	0.82%	0.55%
Nonaccrual loans and loans past due 90 days and still accruing to total loans	0.85%	1.04%	1.02%	0.97%	0.55%
Non-performing assets (4) to total assets	0.64%	0.93%	0.88%	0.67%	0.43%
Allowance for loan losses to total loans	1.52%	1.53%	1.53%	1.50%	1.19%
Allowance for loan losses to non-accrual loans	217.9%	147.7%	149.4%	183.1%	216.6%
Net loan charge-offs to average loans (2)	0.04%	0.02%	0.03%	0.06%	0.00%

CAPITAL RATIOS (Consolidated)
Leverage ratio	7.96%	8.01%	7.76%	8.19%	7.62%
Risk-based Tier 1 capital ratio	9.52%	9.03%	9.90%	10.16%	9.75%
Risk-based total capital ratio	10.77%	10.28%	11.15%	11.41%	10.94%
Tangible common equity to tangible assets (1)	7.92%	5.51%	5.50%	5.60%	5.65%

(1)	These measures are not measures recognized under generally accepted accounting principles (United States) (“GAAP”), and are therefore considered to be non-GAAP financial measures. See —“Non-GAAP Financial Measures” for a reconciliation of these measurers to their most comparable GAAP measures.
(2)	Nine-month data has been annualized.
(3)	Efficiency ratio is total non-interest expense divided by the sum of net interest income and total non-interest income, (excluding securities gains/(losses)).
(4)	Non-performing assets are deemed to be nonaccrual loans and OREO.
(5)	Amount was restated for the nine months ended September 30, 2012. See footnote 19 of Notes to Consolidated Financial Statements.

Non-GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “efficiency ratio,” “tangible common equity,” “tangible common equity to tangible assets” and “tangible book value per common share.” Although we believe these non-GAAP financial measures provide a greater understanding of our business, these measures are not necessarily comparable to similar measures that may be presented by other companies.

“Efficiency ratio” is defined as non-interest expenses divided by our operating revenue, which is equal to net interest income plus non-interest income excluding gains and losses on sales of securities. In our judgment, the adjustments made to operating revenue allow investors and analysts to better assess our operating expenses in relation to our core operating revenue by removing the volatility that is associated with certain one-time items and other discrete items that are unrelated to our core business.

“Tangible common equity” is defined as common stockholders’ equity reduced by goodwill. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in common stockholders’ equity exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both common equity and assets while not increasing our tangible common equity or tangible assets.

“Tangible common equity to tangible assets” is defined as the ratio of common equity reduced by goodwill divided by total assets reduced by goodwill. We believe that this measure is important to many investors in the marketplace who are interested in relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both common equity and assets while not increasing our tangible common equity or tangible assets.

“Tangible book value per common share” is defined as tangible common stockholders’ equity divided by total common shares outstanding. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing book value while not increasing our tangible book value.

The information provided below reconciles each non-GAAP measure to its most comparable GAAP measure.

	(unaudited)
	For the Nine Months Ended		For the Year Ended
	September 30,		December 31,
	2012	2011	2011	2010	2009
	(Dollars in thousands, except per share data)
Efficiency Ratio
Non-interest expense (numerator)	$12,941	$10,641	$15,057	$12,941	$10,969

Net interest income	25,237	20,120	27,469	22,912	15,760
Non-interest income	815	733	1,113	900	415
Less: gains on sales of securities	—	(96)	(96)	—	—

Adjusted operating revenue (denominator)	$26,052	$20,757	$28,486	$23,812	$16,175

Efficiency Ratio	49.7%	51.3%	52.9%	54.3%	67.8%
Tangible Common Equity and Tangible Common Equity/Tangible Assets
Common equity	$70,229	$38,608	$40,353	$33,975	$29,350
Less: intangible assets	(260)	(260)	(260)	(260)	(260)

Tangible common equity	$69,969	$38,348	$40,093	$33,715	$29,090

Total assets	$883,846	$696,494	$729,741	$602,377	$514,835
Less: Intangible assets	(260)	(260)	(260)	(260)	(260)

Tangible assets	$883,586	$696,234	$729,481	$602,117	$514,575

Tangible Common Equity/Tangible Assets	7.92%	5.51%	5.50%	5.60%	5.65%
Tangible Book Value per Common Share
Book Value Per Common Share	$22.27	$17.21	$17.99	$15.16	$13.20
Less: Effects of intangible assets	(0.08)	(0.11)	(0.12)	(0.12)	(0.12)

Tangible Book Value per Common Share	$22.19	$17.10	$17.87	$15.04	$13.09

RECENT DEVELOPMENTS

Impact of Hurricane Sandy

On October 29 and 30, 2012, Hurricane Sandy struck the New York metropolitan area, affecting our Northern and Central New Jersey trade area. The storm disrupted the operations of many businesses and caused significant property damage in many parts of New Jersey, including in our trade area. While the Bank was closed on October 29, all offices were reopened by October 30. Under our disaster recovery plan, those locations that did not have electrical service were powered by generators. None of our locations suffered significant damage. We were able to receive and process customer payments. While we waived overdraft and certain other fees for customers in the immediate aftermath of the storm, the costs incurred by the Bank were not significant, and the storm did not have a significant impact on our operations.

After the storm, we began contacting those customers located in areas known to have been damaged by Sandy. We saw an increase in loan delinquencies at October 31, 2012, and attempted to contact these customers to determine if, and to what extent, they were affected by the storm. By November 30, 2012, our loans past due thirty days or more had returned to a level comparable to that at September 30, 2012. While a number of our borrowers reported property damage and some disruption to their business operations, we do not believe that the storm’s adverse impact, if any, on the repayment ability of our borrowers or on the underlying collateral securing our loans, had or will have a material adverse effect on our financial condition, results of operations or cash flows. We base this assessment on the small number of borrowers affected and the fact that our borrower payment delinquency level had returned to pre-storm levels by November 30, 2012.

Recent Financial Performance

The following tables contain certain information concerning the financial position and results of operations of ConnectOne Bancorp, Inc. at November 30, 2012, September 30, 2012 and December 31, 2011 and for the two months and eleven months ended November 30, 2012 and 2011. You should read this information in conjunction with the audited financial statements included in this prospectus beginning on page F-1. The financial information data at November 30, 2012 and September 30, 2012 and for the two months and eleven months ended November 30, 2012 and 2011 have not been audited but, in the opinion of management, contains all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Financial information at December 31, 2011 is derived from ConnectOne Bancorp, Inc. audited consolidated financial statements. Results for the two-month and eleven-month periods ended November 30, 2012 may not be indicative of operations of ConnectOne Bancorp, Inc. for the year ending December 31, 2012.

	At November 30, 2012	At December 31, 2011
	(Unaudited)
	(Dollars in thousands, except per share data)
SELECTED BALANCE SHEET DATA
Total assets	$919,897	$729,741
Total loans	816,027	629,459
Allowance for loan losses	12,946	9,617
Securities available for sale	19,875	27,435
Goodwill and other intangible assets	260	260
Deposits	760,609	609,421
Tangible common equity (1)	71,379	40,093
Total stockholders' equity	71,639	56,857
Book value per common share	$22.64	$17.99
Tangible book value per common share (1)	22.56	17.87

SELECTED ASSET QUALITY RATIOS
Nonaccrual loans to total loans	0.98%	1.02%
Nonaccrual loans and loans past due 90 days and still accruing to total loans	1.06%	1.02%
Non-performing assets (2) to total assets	0.93%	0.88%
Allowance for loan losses to total loans	1.59%	1.53%
Allowance for loan losses to non-accrual loans	161.7%	149.4%

CAPITAL RATIOS (Consolidated)
Leverage ratio	7.89%	7.76%
Risk-based Tier 1 capital ratio	9.64%	9.90%
Risk-based total capital ratio	10.90%	11.15%
Tangible common equity to tangible assets (1)	7.76%	5.50%

	For the Two Months Ended November 30,		For the Eleven Months Ended November 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
	(Dollars in thousands, except per share amounts)
SELECTED INCOME STATEMENT DATA
Interest income	$7,243	$5,997	$37,205	$30,654
Interest expense	1,054	1,111	5,779	5,648

Net interest income	6,189	4,886	31,426	25,006
Provision for loan losses	750	153	3,590	2,355

Net interest income after provision for loan losses	5,439	4,733	27,836	22,651
Non-interest income	186	258	1,001	991
Non-interest expense	3,068	2,923	16,009	13,564
Income tax expense	1,027	833	5,181	4,063

Net income	1,530	1,235	7,647	6,015
Dividends on preferred shares	—	102	354	548

Net income available to common stockholders	$1,530	$1,133	$7,293	$5,467

PER COMMON SHARE DATA:
Basic earnings per share	$0.48	$0.51	$2.74	$2.43
Diluted earnings per share	0.47	0.42	2.39	1.96
Basic weighted average common shares	3,166,127	2,241,628	2,664,923	2,241,628
Diluted weighted average common shares	3,260,523	2,990,397	3,197,435	3,059,877

SELECTED PERFORMANCE RATIOS
Return on average assets (3)	1.02%	1.04%	1.02%	1.00%
Return on average common stockholders' equity (3)	12.79%	18.51%	14.51%	16.31%
Net interest margin (3)	4.16%	4.15%	4.23%	4.21%
Efficiency ratio (1) (4)	48.1%	56.8%	49.4%	52.4%
Net loan charge-offs to average loans (3)	0.04%	0.06%	0.04%	0.03%

(1)	These measures are not measures recognized under GAAP. and are therefore considered to be non-GAAP financial measures. See —"Non-GAAP Financial Measures" for a reconciliation of these measurers to their most comparable GAAP measures.
(2)	Non-performing assets are deemed to be nonaccrual loans and OREO.
(3)	Data has been annualized.
(4)	Efficiency ratio is total non-interest expense divided by the sum of net interest income and total non-interest income (excluding securities gains/(losses)).

Non-GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “efficiency ratio,” “tangible common equity,” “tangible common equity to tangible assets” and “tangible book value per common share.” We have defined these terms, in the way that we use them, on page 9. Although we believe these non-GAAP financial measures provide a greater understanding of our business, these measures are not necessarily comparable to similar measures that may be presented by other companies. The following tables provide a reconciliation of these measures to the closest GAAP financial measures:

	At November 30, 2012	At December 31, 2011
	(Unaudited)
	(Dollars in thousands, except per share data)
Tangible Common Equity and Tangible Common Equity/Tangible Assets
Common equity	$71,639	$40,353
Less: intangible assets	(260)	(260)

Tangible common equity	$71,379	$40,093

Total assets	919,897	729,741
Less: Intangible assets	(260)	(260)

Tangible assets	$919,637	$729,481

Tangible Common Equity/Tangible Assets	7.76%	5.50%

Tangible Book Value per Common Share
Book Value Per
Common Share	$22.64	$17.99
Less: Effects of intangible assets	(0.08)	(0.12)

Tangible Book Value per Common Share	$22.56	$17.87

	For the Two Months Ended November 30,		For the Eleven Months Ended November 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
	(Dollars in thousands, except per share amounts)
Efficiency Ratio
Non-interest expense (numerator)	$3,068	$2,923	$16,009	$13,564

Net interest income	6,189	4,886	31,426	25,006
Non-interest income	186	258	1,001	991
Less: gains on sales of securities	—	—	—	(96)

Adjusted operating revenue (denominator)	$6,375	$5,144	$32,427	$25,901

Efficiency Ratio	48.1%	56.8%	49.4%	52.4%

Operating Results Overview

Net income for the two months ended November 30, 2012 and 2011 was $1.5 million and $1.2 million, respectively, while net income for the eleven months ended November 30, 2012 and 2011 was $7.6 million and $6.0 million, respectively. Net income available to common stockholders and diluted earnings per common share were $1.5 million and $0.47, respectively, for the two months ended November 30, 2012, versus $1.1 million and $0.42, respectively, for 2011. Net income available to common stockholders and diluted earnings per common share were $7.3 million and $2.39, respectively, for the eleven months ended November 30, 2012, versus $5.5 million and $1.96, respectively, for 2011. During 2012, all three series of preferred stock were converted into common shares and, as of November 30, 2012, stockholders’ equity was comprised solely of common equity.

The increases in net income, net income available to common stockholders, and diluted earnings per share were primarily attributable to significant increases in net interest income due to the Company’s rapid growth in loans and deposits. Partially offsetting the revenue increases were higher employee, occupancy and other operating expenses, commensurate with the Company’s growing infrastructure. Credit costs have kept pace with both loan growth and the changing mix of the loan portfolio, while benefiting from overall sound credit quality.

Net Interest Income

        For the two months ended November 30, 2012, net interest income was $6.2 million, an increase of $1.3 million, or 26.1%, compared to net interest income of $4.9 million for the same period in 2011. The increase in net interest income was largely attributable to growth in average interest-earning assets, principally loans, which increased by 26.4% to $893.3 million for 2012 from $706.9 million for the same period in 2011. The net interest margin remained relatively stable at 4.16% for the two months ended November 30, 2012 as compared to 4.15% in the prior year period, as reduced yields on our loan portfolio resulting from the continuing declining interest rate environment were offset by the lower weighted average cost of interest-bearing deposits combined with growth in non-interest-bearing demand deposits.

For the eleven months ended November 30, 2012, net interest income was $31.4 million, an increase of $6.4 million, or 26.7%, compared to net interest income of $25.0 million for the same period in 2011. The increase in net interest income was largely attributable to growth in average interest-earning assets, principally loans, which increased by 25.2% to $812.0 million for the eleven months dated November, 30, 2012 from $648.7 million for the same period in 2011. The net interest margin remained relatively stable at 4.23% for the eleven months ended November 30, 2012 as compared to 4.21% in the prior year period, as reduced yields on our loan portfolio resulting from the continuing declining interest rate environment were offset by the lower weighted average cost of interest-bearing deposits combined with growth in non-interest-bearing demand deposits.

Provision for Loan Losses

The provision for loan losses was $0.8 million for the two months ended November 30, 2012 and $0.2 million for the comparable prior year period. For the eleven months ended November 30, 2012, the provision for loan losses was $3.6 million, while for the eleven months ended November 30, 2011 the provision for loan losses was $2.4 million. Although loan loss provisioning in all periods presented resulted, in part, from the growth in the loan portfolio, the increase in the two months ended and eleven months ended November 30, 2012 versus the prior year periods resulted largely from an increase in specific reserves.

Non-Interest Income

The Company’s non-interest income consists primarily of service charges on deposit accounts, gains on sale of residential mortgages, card (ATM, credit and debit cards) income and fees from a title insurance agency in which the Bank is a 49% owner. To date, the Bank has de-emphasized fee income, focusing instead on customer growth and retention.

Non-interest income amounted to $0.2 million for the two months ended November 30, 2012 versus $0.3 million for the two months ended November 30, 2011. Non-interest income was $1.0 million for both the eleven months ended November 30, 2012 and 2011.

Non-Interest Expense

For the two months ended November 30, 2012, non-interest expenses totaled $3.1 million, a $0.2 million, or 5.0%, increase from $2.9 million in the prior year period. This increase was primarily due to higher staff expenses ($0.1 million) and other expenses ($0.1 million) which include various items related to the Company’s growth and increased volume of business. For the eleven months ended November 30, 2012, noninterest expenses totaled $16.0 million, representing a $2.4 million, or 18.0%, increase over $13.6 million in the same period 2011. The year over year increase resulted from higher staff expenses ($1.4 million), related to an increase in the number of employees, and other expenses ($0.7 million), consistent with growth in the company’s infrastructure.

Income Taxes

We recorded income tax expense of $1.0 million for the two months ended November 30, 2012 compared to $0.8 million for the same period 2011. We recorded income tax expense of $5.2 million for the eleven months ended November 30, 2012 compared to $4.1 million for the same period 2011. The effective tax rate was 40% for all periods presented representing the combined federal and state statutory tax rates for a New Jersey corporation, and reflecting no tax-advantaged investments such as municipal securities or bank owned life insurance. Management has thus far taken a conservative approach to the Company’s tax position and is currently exploring various strategies to potentially lower our effective tax rates in the future.

Financial Condition

        Total assets as of November 30, 2012 were $919.9 million. This compares to total assets of $729.7 million as of December 31, 2011. Assets increased by 26.1% or $190.2 million from December 31, 2011 to November 30, 2012. This increase was primarily due to continued growth in our loan portfolio, specifically in commercial real estate loans ($156.2 million increase) and commercial loans ($24.2 million increase).

Liabilities totaled $848.3 million as of November 30, 2012. This compares to total liabilities of $672.9 million at December 31, 2011. Total liabilities increased by 26.1% or $175.4 million from December 31, 2011 to November 30, 2012. The increase was mainly due to an increase in deposits ($151.2 million) from $609.4 million at December 31, 2011 to $760.6 million at November 30, 2012. Our Federal Home Loan Bank borrowings also increased $24.0 million from $55.6 million at December 31, 2011 to $79.6 million at November 30, 2012. The increase in deposits was mainly seen in the following line items: non-interest demand ($48.4 million increase), certificates of deposit greater than $100,000 ($39.9 million increase), money market accounts ($33.5 million increase), and brokered certificates of deposit ($20.4 million increase), which was partially offset by a $10.6 million decline in savings account balances.

Total shareholders’ equity at November 30, 2012 was $71.6 million, an increase of $14.7 million from $56.9 million at December 31, 2011. The increase was largely due to net income ($7.3 million) as well as the proceeds from the issuance of preferred stock ($7.5 million).

Non-Performing Assets, TDRs, and Loans 90 Days Past Due and Accruing

The following table sets forth information concerning our non-performing assets, TDRs, and past-due accruing loans as of the dates indicated:

(dollars in thousands)	As of November 30, 2012	As of September 30, 2012	As of December 31, 2011
Nonaccrual loans:
Commercial	$3,152	$3,135	$388
Commercial real estate	2,487	2,487	6,049
Commercial construction	—	—	—
Residential real estate	2,369	—	—
Home equity	—	—	—
Consumer	—	—	—

Total nonaccrual loans	8,008 (1)	5,622	6,437
Other real estate owned	533	—	—

Total non-performing assets (2)	$8,541	$5,622	$6,437

Loans past due 90 days and still accruing	$638	$1,237	$—

Performing troubled debt restructured loans	$1,909	$2,494	$4,831

Nonaccrual loans to total loans	0.98%	0.70%	1.02%
Nonaccrual loans and loans past due 90 days and still accruing to total loans	1.06%	0.85%	1.02%
Non-performing assets to total assets	0.93%	0.64%	0.88%

1)	The increase in nonaccrual loans is due to a single residential loan that became past due greater than 90 days during two-month period ending November 30, 2012. The loan is well secured and no specific impairment charges were required.
2)	Non-performing assets are defined as nonaccrual loans plus OREO.

RISK FACTORS

An investment in our common stock involves a substantial degree of risk and should be undertaken only by persons who can afford an investment involving such risks. An investment in our common stock is suitable only for persons who are interested in a long-term investment and can afford to lose their entire investment. Money invested in our common stock, unlike money deposited in a bank, will not be insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other entity or governmental authority and will not be interest earning. Persons interested in purchasing our common stock should carefully consider, among others, the following risks:

Risks Applicable to Our Business:

Nationwide economic weakness may adversely affect our business by reducing real estate values in our trade area and stressing the ability of our customers to repay their loans.

Our trade area, like the rest of the United States, is currently experiencing weak economic conditions. In addition, the financial services industry is a major employer in our trade area. The financial services industry has been adversely affected by current economic and regulatory factors. As a result, many companies have experienced reduced revenues and have laid off employees. These factors have stressed the ability of both commercial and consumer customers to repay their loans, and may result in higher levels of non-accrual loans. In addition, real estate values have declined in our trade area. Since the number of our loans secured by real estate represents a material segment of our overall loan portfolio, declines in the market value of real estate impact the value of the collateral securing our loans, and could lead to greater losses in the event of defaults on loans secured by real estate.

Our recent growth has substantially increased our expenses and impacted our results of operations.

As a strategy, we have focused on growth by aggressively pursuing business development opportunities, and we have grown rapidly since our incorporation. Our assets have grown from $179.8 million at December 31, 2006, to $883.8 million at September 30, 2012, representing a compound annual growth rate in excess of 30%. During that time, we have opened four new offices. Although we believe that our growth strategy will support our long term profitability and franchise value, the expense associated with our growth, including compensation expense for the employees needed to support this growth and leasehold and other expenses associated with our locations, has and may continue to negatively affect our results. In addition, in order for our most recently opened branches to contribute to our long term profitability, we will need to be successful in attracting and maintaining cost efficient deposits at these locations. In order to successfully manage our growth, we need to adopt and effectively implement policies, procedures and controls to maintain our credit quality and oversee our operations. We can give you no assurance that we will be successful in this strategy.

Our growth-oriented business strategy could be adversely affected if we are not able to attract and retain skilled employees.

We may not be able to successfully manage our business as a result of the strain on our management and operations that may result from growth. Our ability to manage growth will depend upon our ability to continue to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees.

We may need to raise additional capital to execute our growth oriented business strategy.

In order to continue our historic rate of growth, we will be required to maintain our regulatory capital ratios at levels higher than the minimum ratios set by our regulators. In light of current economic conditions, our regulators have been seeking higher capital bases for insured depository institutions experiencing strong growth. In addition, the implementation of certain new regulatory requirements, such as the Basel III accord and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), may establish higher tangible capital requirements for financial institutions. These developments may require us to raise additional capital in the future. We can offer you no assurances that we will be able to raise capital in the future, or that the terms of any such capital will be beneficial to our existing security holders. In the event we are unable to raise capital in the future, we may not be able to continue our growth strategy.

We have a significant concentration in commercial real estate loans and commercial business loans.

Our loan portfolio is made up largely of commercial real estate loans and commercial business loans. These types of loans generally expose a lender to a higher degree of credit risk of non-payment and loss than do residential mortgage loans because of several factors, including dependence on the successful operation of a business or a project for repayment, the collateral securing these loans may not be sold as easily as residential real estate, and loan terms with a balloon payment rather than full amortization over the loan term. In addition, commercial real estate and commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to four-family residential mortgage loans. Underwriting and portfolio management activities cannot completely eliminate all risks related to these loans. Any significant failure to pay on time by our customers or a significant default by our customers would materially and adversely affect us.

At September 30, 2012, we had $526.0 million of commercial real estate loans, which represented 65.4% of our total loan portfolio. Our commercial real estate loans include loans secured by multi-family, owner occupied and non-owner occupied properties for commercial uses. In addition, we make both secured and unsecured commercial and industrial loans. At September 30, 2012, we had $131.5 million of commercial business loans, which represented 16.3% of our total loan portfolio. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is wholly dependent upon the success of the borrowers’ businesses. Secured commercial and industrial loans are generally collateralized by accounts receivable, inventory, equipment or other assets owned by the borrower and typically include a personal guaranty of the business owner. Compared to real estate, that type of collateral is more difficult to monitor, its value is harder to ascertain, it may depreciate more rapidly and it may not be as readily saleable if repossessed.

The real estate markets in our market area have deteriorated in the last several years. However, various sources, including the Federal Reserve Open Market Committee, Reuters and Reis, Inc. now indicate that both the U.S. economy generally and the economy in our trade area are expanding at a moderate pace. Reuters, (globally) and Reis, Inc., locally, indicated that they feel the rental market will remain strong and improve throughout 2013 and for the two years beyond. Further, the FOMC indication that rates will remain stable throughout 2013 and perhaps even as far as 2015 will contribute to a stable market in this sector.

With regard to multi-family properties, according to the Reis report, the local vacancy rate of roughly 4% was half of the 8% reported in 2009, and fell to its locally lowest level in more than a decade. REIS reported earlier in 2012, that they expected the market to remain strong through the balance of 2012 and throughout 2013.

With regard to non-owner occupied commercial real estate, The Bergen Record, a newspaper covering our Northern New Jersey trade area, reported in October that the amount of empty retail space along highways in Northern and Central New Jersey reached the lowest level in 3 1/2 years in July, dropping to 7.7%, according to a survey performed by the retail brokerage firm known as the Goldstein Group. In that survey it was indicated that the vacancy rates would continue to decline in 2012 and 2013, although the survey acknowledged that a longer period of time would be required for this area to return to the 4% and 5% vacancy rates experienced in 2007 and 2008.

That survey also indicated that commercial (including office) space vacancy remained at approximately 17% largely as a result of continuing negative absorption as additional space continues to come on the market. Class B space vacancies also remains at approximately 16%, also largely as a result of negative absorption.

Loans secured by owner-occupied real estate and commercial and industrial loans are both reliant on the operating businesses to provide cash flow to meet debt service obligations, and as a result they are more susceptible to the general impact on the economic environment affecting those operating companies as well as the real estate. As discussed above, the general consensus is that both the national economy generally and the economy in our service area are improving slowly. PNC’s Northern New Jersey Outlook indicates that the economy in Northern New Jersey will grow slowly and that payroll growth will be softer than the national average in 2013 as the impact of the European economy and reduced European imports is felt more in the Northeast and as the federal income tax increases cut into disposable income and increase the drag on spending. The Outlook does predict increased growth in the second half of 2013.

Although the economy in our market area generally, and the real estate market in particular, is improving slowly, we can give you no assurance that it will continue to grow or that the rate of growth will accelerate to historical levels. Many factors, including continuing European economic difficulties could reduce or halt growth in our local economy and real estate market. Accordingly, it may be more difficult for commercial real estate borrowers to repay their loans in a timely manner in the current economic climate, as commercial real estate borrowers’ ability to repay their loans frequently depends on the successful development of their properties. The deterioration of one or a few of our commercial real estate loans could cause a material increase in our level of nonperforming loans, which would result in a loss of revenue from these loans and could result in an increase in the provision for loan losses and/or an increase in charge-offs, all of which could have a material adverse impact on our net income. We also may incur losses on commercial real estate loans due to declines in occupancy rates and rental rates, which may decrease property values and may decrease the likelihood that a borrower may find permanent financing alternatives. Given the continued weaknesses in the commercial real estate market in general, there may be loans where the value of our collateral has been negatively impacted. The weakening of the commercial real estate market may increase the likelihood of default of these loans, which could negatively impact our loan portfolio’s performance and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, we could incur material losses. Any of these events could increase our costs, require management time and attention, and materially and adversely affect us.

Federal banking agencies have issued guidance regarding high concentrations of commercial real estate loans within bank loan portfolios. The guidance requires financial institutions that exceed certain levels of commercial real estate lending compared with their total capital to maintain heightened risk management practices that address the following key elements: board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. If there is any deterioration in our commercial real estate portfolio or if our regulators conclude that we have not implemented appropriate risk management practices, it could adversely affect our business, and could result in the requirement to maintain increased capital levels. Such capital may not be available at that time, and may result in our regulators requiring us to reduce our concentration in commercial real estate loans.

The nature of our commercial loan portfolio may expose us to increased lending risks.

Given the significant growth in our loan portfolio, many of our commercial real estate loans are unseasoned, meaning that they were originated relatively recently. As of November 30, 2012, we had $531.9 million in commercial real estate loans outstanding. Approximately seventy-five percent (75%) of the loans, or $401.5 million, had been originated in the past three years. Our limited experience with these loans does not provide us with a significant payment history pattern with which to judge future collectability. As a result, it may be difficult to predict the future performance of our loan portfolio. These loans may have delinquency or charge-off levels above our expectations, which could negatively affect our performance.

The small to medium-sized businesses that the Bank lends to may have fewer resources to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan to the Bank that could materially harm our operating results.

The Bank targets its business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower’s ability to repay a loan. In addition, the success of a small to medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact our market areas could cause the Bank to incur substantial credit losses that could negatively affect our results of operations and financial condition.

Regulatory changes allowing the payment of interest on commercial accounts may negatively impact our core deposit strategy and our net interest income.

Our current core deposit strategy includes continuing to increase our noninterest-bearing commercial accounts in order to lower our cost of funds. Recent changes effected by the Dodd-Frank Act, however, permit the payment of interest on such accounts, which was previously prohibited. If our competitors begin paying interest on commercial accounts, this may increase competition from other financial institutions for these deposits and negatively affect our ability to continue to increase commercial deposit accounts, may require us to consider paying interest on such accounts, or may otherwise require us to revise our core deposit strategy, any of which could increase our interest expense and therefore our cost of funds and, as a result, decrease our net interest income which would adversely impact our results of operations.

The loss of our Chairman and Chief Executive Officer could hurt our operations.

We rely heavily on our Chairman and Chief Executive Officer, Frank Sorrentino III. Mr. Sorrentino has served as Chief Executive Officer of the Bank for five years. It was Mr. Sorrentino who originally conceived of the business idea of organizing North Jersey Community Bank, and he spearheaded the efforts to organize the Bank in 2005. The loss of Mr. Sorrentino could have a material adverse effect on us, as he is central to virtually all aspects of our business operations and management. In addition, as a small community bank, we have fewer management-level personnel who are in position to succeed and assume the responsibilities of Mr. Sorrentino. For further information, see “Management.”

Our lending limit may restrict our growth.

We are limited in the amount we can loan to a single borrower by the amount of our capital. Generally, under current law, we may lend up to 15% of our unimpaired capital and surplus to any one borrower. Based upon our current capital levels, the amount we may lend is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our lending limit from doing business with us. We accommodate larger loans by selling participations in those loans to other financial institutions, but his strategy may not always be available.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected.

Historically low interest rates may adversely affect our net interest income and profitability.

During the last four years it has been the policy of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. As a result, yields on securities we have purchased, and to a lesser extent, market rates on the loans we have originated, have been at levels lower than were available prior to 2008. Consequently, the average yield on our interest-earning assets has decreased during the recent low interest rate environment. As a general matter, our interest-bearing liabilities re-price or mature more quickly than our interest-earning assets, which has contributed to increases in net interest income (the difference between interest income earned on assets and interest expense paid on liabilities) in the short term. However, our ability to lower our interest expense is limited at these interest rate levels, while the average yield on our interest-earning assets may continue to decrease. The Federal Reserve has indicated its intention to maintain low interest rates in the near future. Accordingly, our net interest income may decrease, which may have an adverse affect on our profitability. For information with respect to changes in interest rates, see “Risk Factors—Changes in interest rates may adversely affect our earnings and financial condition.”

Anti-takeover provisions in our corporate documents and in New Jersey corporate law may make it difficult and expensive to remove current management.

Anti-takeover provisions in our corporate documents and in New Jersey law may render the removal of our existing board of directors and management more difficult. Consequently, it may be difficult and expensive for our stockholders to remove current management, even if current management is not performing adequately. See “Description of our Capital Stock” for a description of anti-takeover provisions in our corporate documents and under New Jersey law.

Competition from other financial institutions in originating loans and attracting deposits may adversely affect our profitability.

We face substantial competition in originating loans. This competition comes principally from other banks, savings institutions, mortgage banking companies, credit unions and other lenders. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that we originate and the interest rates we may charge on these loans.

In attracting deposits, we face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations which may increase our cost of funds.

We also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our operations. As a result, such non-bank competitors may have advantages over us in providing certain products and services. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our earnings and financial condition.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Hurricanes and other weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. In addition, these weather events may result in a decline in value or destruction of properties securing our loans and an increase in delinquencies, foreclosures and loan losses.

Risks Related to Investing in Our Common Stock:

No public market currently exists for our common stock.

Prior to this offering, there has not been a public trading market for our common stock. An active trading market may not develop or be sustained after this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for our common stock sold in this offering will be determined by negotiations between us and the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your common stock at or above the price you paid in this offering, or at all.

Investors in this offering will experience immediate and substantial dilution in the tangible book value of their investment.

We expect the public offering price of our common stock in this offering to be higher than the tangible book value per share of our common stock immediately after this offering. Therefore, if you invest in our common stock in this offering, you will incur an immediate dilution of $[        ] in tangible book value per share from the price you paid. The exercise of outstanding options would result in further dilution in tangible book value per share from the price you paid since the weighted average exercise price of outstanding stock options is $[        ] per share. For a further description of the dilution you will experience immediately after this offering, see “Dilution.”

We have broad discretion to use the proceeds of this offering.

We have broad discretion in applying the net proceeds received from this offering. We have not allocated specific amounts of the net proceeds to specific purposes and will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See the “Use of Proceeds” section.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors. In addition, our election not to opt out of the JOBS Act extended accounting transition period may make our financial statements less easily comparable to the financial statements of other companies.

We are an EGC, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, Section 102(b)(1) of the JOBS Act exempts EGCs from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an EGC, will adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We do not expect to pay cash dividends on shares of our common stock after completion of this offering.

We have not paid cash dividends on our common stock since the formation of the Bank in 2005, and expect that we will continue to retain earnings to augment our capital base and finance future growth. Therefore, investors should not purchase shares of common stock in this offering with a view for a current return on their investment in the form of cash dividends.

The market price of our common stock may be volatile, which could cause the value of an investment in our common stock to decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	actual or anticipated fluctuations in our quarterly operating results;

•	downgrades in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;

•	changes in market valuations or earnings of similar companies;

•	any future sales of our common stock or other securities; and

•	additions or departures of key personnel.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies.

Risks Applicable to the Banking Industry Generally:

The financial services industry is undergoing a period of great volatility and disruption.

Beginning in mid 2007, there has been significant turmoil and volatility in global financial markets. Nationally, economic factors including inflation, recession, a rise in unemployment, a weakened US dollar, dislocation and volatility in the credit markets, and rising consumer costs persist. Recent market uncertainty regarding the financial sector has increased. In addition to the impact on the economy generally, changes in interest rates, in the shape of the yield curve, or in valuations in the debt or equity markets or disruptions in the liquidity or other functioning of financial markets, all of which have been seen recently, could directly impact us in one or more of the following ways:

•

Net interest income, the difference between interest earned on our interest earning assets and interest paid on interest bearing liabilities, represents a significant portion of our earnings. Both increases and decreases in the interest rate environment may reduce our profits. We expect that we will continue to realize income from the spread between the interest we earn on loans, securities and other interest-earning assets, and the interest we pay on deposits, borrowings and other interest-bearing liabilities. The net interest spread is affected by the differences between the maturity and repricing characteristics of our interest-earning assets and interest-bearing liabilities. Our interest-earning assets may not reprice as slowly or rapidly as our interest-bearing liabilities.

•

The market value of our securities portfolio may decline and result in other than temporary impairment charges. The value of securities in our portfolio is affected by factors that impact the U.S. securities market in general as well as specific financial sector factors and entities. Recent uncertainty in the market regarding the financial sector has negatively impacted the value of securities within our portfolio. Further declines in these sectors may result in future other than temporary impairment charges.

•	Asset quality may deteriorate as borrowers become unable to repay their loans.

Our allowance for loan losses may not be adequate to cover actual losses.

Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and nonperformance. The process for determining the amount of the allowance is critical to our financial results and conditions. It requires difficult, subjective and complex judgments about the future, including the impact of national and regional economic conditions on the ability of our borrowers to repay their loans. If our judgment proves to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio. Further, state and federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses and may require an increase in our allowance for loan losses.

At September 30, 2012, our allowance for loan losses as a percentage of total loans was 1.52% and as a percentage of total non-accrual loans was 217.9%. Although we believe that our allowance for loan losses is adequate to cover known and probable incurred losses included in the portfolio, we cannot assure you that we will not further increase the allowance for loan losses or that our regulators will not require us to increase this allowance. Either of these occurrences could adversely affect our earnings.

Changes in interest rates may adversely affect our earnings and financial condition.

Our net income depends primarily upon our net interest income. Net interest income is the difference between interest income earned on loans, investments and other interest-earning assets and the interest expense incurred on deposits and borrowed funds. The level of net interest income is primarily a function of the average balance of our interest-earning assets, the average balance of our interest-bearing liabilities, and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of our interest-earning assets and our interest-bearing liabilities which, in turn, are impacted by such external factors as the local economy, competition for loans and deposits, the monetary policy of the Federal Open Market Committee of the Federal Reserve Board of Governors (the “FOMC”), and market interest rates.

A sustained increase in market interest rates could adversely affect our earnings if our cost of funds increases more rapidly than our yield on our earning assets, and compresses our net interest margin. In addition, the economic value of portfolio equity would decline if interest rates increase. For example, we estimate that as of September 30, 2012, a 200 basis point increase in interest rates would have resulted in our economic value of portfolio equity declining by approximately $14.3 million or 13.76%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate Sensitivity Analysis.”

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. We expect that we will periodically experience gaps in the interest rate sensitivities of our assets and liabilities. That means either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. When interest-bearing liabilities mature or re-price more quickly than interest-earning assets, an increase in market rates of interest could reduce our net interest income. Likewise, when interest-earning assets mature or re-price more quickly than interest-bearing liabilities, falling interest rates could reduce our net interest income. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, deflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets.

We also attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate sensitive assets and interest rate sensitive liabilities. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect our results of operations and financial performance.

The banking business is subject to significant government regulations.

We are subject to extensive governmental supervision, regulation and control. These laws and regulations are subject to change, and may require substantial modifications to our operations or may cause us to incur substantial additional compliance costs. In addition, future legislation and government policy could adversely affect the commercial banking industry and our operations. Such governing laws can be anticipated to continue to be the subject of future modification. Our management cannot predict what effect any such future modifications will have on our operations. In addition, the primary focus of Federal and state banking regulation is the protection of depositors and not the shareholders of the regulated institutions.

For example, the Dodd-Frank Act may result in substantial new compliance costs. The Dodd-Frank Act was signed into law on July 21, 2010. Generally, the Dodd-Frank Act is effective the day after it was signed into law, but different effective dates apply to specific sections of the law, many of which will not become effective until various Federal regulatory agencies have promulgated rules implementing the statutory provisions. Uncertainty remains as to the ultimate impact of the Dodd-Frank Act, which could have a material adverse impact either on the financial services industry as a whole, or on our business, results of operations and financial condition.

The following aspects of the financial reform and consumer protection act are related to the operations of the Bank:

•

A new independent consumer financial protection bureau was established within the Federal Reserve, empowered to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws. However, smaller financial institutions, like the Bank, are subject to the supervision and enforcement of their primary federal banking regulator with respect to the federal consumer financial protection laws.

•	Tier 1 capital treatment for “hybrid” capital items like trust preferred securities is eliminated subject to various grandfathering and transition rules.

•	The prohibition on payment of interest on demand deposits was repealed, effective July 21, 2011.

•	Deposit insurance is permanently increased to $250,000 and unlimited deposit insurance for noninterest-bearing transaction accounts extended through the end of 2012.

•	The deposit insurance assessment base calculation now equals the depository institution’s total assets minus the sum of its average tangible equity during the assessment period.

•

The minimum reserve ratio of the Deposit Insurance Fund increased to 1.35 percent of estimated annual insured deposits or assessment base; however, the FDIC is directed to “offset the effect” of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion.

The following aspects of the financial reform and consumer protection act are related to the operations of the Company:

•

The Federal Deposit Insurance Act was amended to direct federal regulators to require depository institution holding companies to serve as a source of strength for their depository institution subsidiaries.

•

The Securities and Exchange Commission is authorized to adopt rules requiring public companies to make their proxy materials available to shareholders for nomination of their own candidates for election to the board of directors.

•

Public companies are now required to provide their shareholders with a non-binding vote: (i) at least once every three years on the compensation paid to executive officers, and (ii) at least once every six years on whether they should have a “say on pay” vote every one, two or three years.

•

A separate, non-binding shareholder vote is now required regarding golden parachutes for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments.

•

Securities exchanges are now required to prohibit brokers from using their own discretion to vote shares not beneficially owned by them for certain “significant” matters, which include votes on the election of directors, executive compensation matters, and any other matter determined to be significant.

•

Stock exchanges are prohibited from listing the securities of any issuer that does not have a policy providing for (i) disclosure of its policy on incentive compensation payable on the basis of financial information reportable under the securities laws, and (ii) the recovery from current or former executive officers, following an accounting restatement triggered by material noncompliance with securities law reporting requirements, of any incentive compensation paid erroneously during the three-year period preceding the date on which the restatement was required that exceeds the amount that would have been paid on the basis of the restated financial information.

•	Disclosure in annual proxy materials will be required concerning the relationship between the executive compensation paid and the financial performance of the issuer.

•

Item 402 of Regulation S-K will be amended to require companies to disclose the ratio of the Chief Executive Officer’s annual total compensation to the median annual total compensation of all other employees.

•	Smaller reporting companies are exempt from complying with the internal control auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

The Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, adopted Basel III in September 2010, which constitutes a strengthened set of capital requirements for banking organizations in the United States and around the world. Basel III is currently the subject of notices of proposed rulemakings released in June of 2012 by the respective U.S. federal banking agencies. The comment period for these notices of proposed rulemakings ended on October 22, 2012. Basel III is intended to be implemented beginning January 1, 2013 and to be fully-phased in on a global basis on January 1, 2019. Basel III would require capital to be held in the form of tangible common equity, generally increase the required capital ratios, phase out certain kinds of intangibles treated as capital and certain types of instruments and change the risk weightings of assets used to determine required capital ratios. However, on November 9, 2012, the U.S. federal banking agencies announced that they do not expect that any of the proposed rules would become effective on January 1, 2013. They did not indicate the likely new effective date.

These provisions, as well as any other aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, may impact the profitability of our business activities and may change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect our business, financial condition and results of operations.

Our management is actively reviewing the provisions of the Dodd-Frank Act and Basel III, many of which are to be phased-in over the next several months and years, and assessing the probable impact on our operations. However, the ultimate effect of these changes on the financial services industry in general, and us in particular, is uncertain at this time.

See “Supervision and Regulation.”

Our securities are not FDIC insured.

Our securities are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC, the Deposit Insurance Fund or any other governmental agency and are subject to investment risk, including the possible loss of principal.

The laws that regulate our operations are designed for the protection of depositors and the public, not our shareholders.

The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the Deposit Insurance Fund and not for the purpose of protecting shareholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change.

We can give no assurance that future changes in laws and regulations or changes in their interpretation will not adversely affect our business. Legislative and regulatory changes may increase our cost of doing business or otherwise adversely affect us and create competitive advantages for non-bank competitors.

The potential impact of changes in monetary policy and interest rates may negatively affect our operations.

Our operating results may be significantly affected (favorably or unfavorably) by market rates of interest that, in turn, are affected by prevailing economic conditions, by the fiscal and monetary policies of the United States government and by the policies of various regulatory agencies. Our earnings will depend significantly upon our interest rate spread (i.e., the difference between income earned on our loans and investments and the interest paid on our deposits and borrowings). Like many financial institutions, we may be subject to the risk of fluctuations in interest rates, which, if significant, may have a material adverse effect on our operations.

We cannot predict how changes in technology will impact our business; increased use of technology may expose us to service interruptions or breaches in security.

The financial services market, including banking services, is increasingly affected by advances in technology, including developments in:

•	Telecommunications;

•	Data processing;

•	Automation;

•	Internet-based banking, including personal computers, mobile phones and tablets;

•	Telephone banking;

•	Debit cards and so-called “smart cards”; and

•	Remote deposit capture.

Our ability to compete successfully in the future will depend, to a certain extent, on whether we can anticipate and respond to technological changes. We offer electronic banking services for our consumer and business customers via our website, www.njcb.com, including internet banking and electronic bill payment, as well as mobile banking by phone. We also offer check cards, ATM cards, credit cards, and automatic and ACH transfers. The successful operation and further development of these and other new technologies will likely require additional capital investments in the future. In addition, increased use of electronic banking creates opportunities for interruptions in service or security breaches which could expose us to claims by customers or other third parties. We cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future, or that we will be able to maintain a secure electronic environment.

If and when the Bank becomes subject to increased internal control reporting under FDIC regulations, if it cannot favorably assess the effectiveness of its internal controls over financial reporting or if its independent registered public accounting firm is unable to provide an unqualified attestation report on the Bank’s internal controls, we may be subject to additional regulatory scrutiny.

If and when the Bank’s total assets exceed $1.0 billion, it will be subject to further reporting requirements under the rules of the FDIC as of for the fiscal year in which it exceeds such threshold. Pursuant to these rules, management will be required to prepare a report that contains an assessment by management of the Bank’s effectiveness of internal control structure and procedures for financial reporting as of the end of such fiscal year. The Bank will also be required to obtain an independent public accountant’s attestation report concerning its internal control structure over financial reporting that includes the call report and/or the FR Y-9C report. The rules that must be met for management to assess the Bank’s internal controls over financial reporting are complex, and require significant documentation, testing and possible remediation. The effort to comply with regulatory requirements relating to internal controls will likely cause us to incur increased expenses and will cause a diversion of management’s time and other internal resources. We also may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of the Bank’s internal controls over financial reporting. In addition, in connection with the attestation process, the Bank may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation from its independent registered public accounting firm. If the Bank cannot favorably assess the effectiveness of its internal controls over financial reporting, or if its independent registered public accounting firm is unable to provide an unqualified attestation report on the Bank’s internal controls, investor confidence and the price of our common stock could be adversely affected and we may be subject to additional regulatory scrutiny.

USE OF PROCEEDS

Assuming an initial public offering price of $            per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $            (or $            if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and offering expenses.

We intend to contribute substantially all of the net proceeds of the offering to the Bank for use as follows: (i) to support growth in the Bank’s loan and investment portfolios; (ii) to acquire other banks or financial institutions, to the extent such opportunities arise; and (iii) for general corporate purposes while maintaining our capital ratios at acceptable levels. In addition, a larger capital base will increase our legal lending limit and permit us to make larger loans, and to better penetrate our market areas.

Proceeds held by us will be invested in short term investments until needed for the uses described above. At the current time, we neither have any agreements nor are we engaged in any negotiations to make any acquisitions, but are constantly evaluating opportunities to do so.

DIVIDEND POLICY

We intend to follow a policy of retaining earnings, if any, to increase our net worth and capital ratios over the next few years. We have not historically declared or paid dividends on our common stock and any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, and other factors deemed relevant by our board of directors.

DILUTION

If you invest in our common stock, your ownership interest will be diluted by the amount by which the initial offering price per share paid by the purchasers of common stock in this offering exceeds the tangible book value per share of our common stock immediately following this offering. As of September 30, 2012, our tangible book value was approximately $70.0 million or $22.19 per share based on 3,152,951 shares of common stock issued and outstanding. Tangible book value per share represents common stockholders’ equity less intangible assets and goodwill, divided by the number of shares of common stock outstanding.

Our pro forma tangible book value, as of September 30, 2012 would have been approximately $            , or $            per share based on             shares of common stock issued and outstanding, after giving effect to the sale by us of             shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and offering expenses.

This represents an immediate increase in the tangible book value of $            per share to existing stockholders and an immediate dilution in the tangible book value of $            per share to the new investors who purchase our common stock in this offering.

The following table illustrates the immediate per share dilution to new investors as of September 30, 2012:

Offering price per share		$
Tangible common book value per share before offering	$22.19
Increase in tangible book value per share attributable to this Offering

Pro forma tangible book value per share after this offering		$

Dilution per share to new investors		$

The following table compares the average price paid per share by all existing shareholders of the Company with the price to be paid by investors purchasing our common stock in this offering:

	Existing Stockholders	New Investors
Shares purchased	3,152,951
Total consideration	$51,205,000	$
Average price per share	$16.24	$

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2012, on an actual basis and on a pro forma basis as adjusted to give effect to this offering, at an offering price of $            (the midpoint of the offering price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and offering expenses per share and no exercise of the underwriter’s over-allotment option. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

	September 30, 2012
	Actual	Pro forma
	(Dollars in thousands, except per share data)
Long-term debt:
Long-term borrowings	$79,829	$79,829

Stockholders’ equity:

Preferred stock, no par value, 1,000,000 shares authorized	$—
Common stock, no par value, per share, 10,000,000 shares authorized, 3,152,951 shares outstanding and shares outstanding, as adjusted	51,205
Retained earnings	18,357	18,357
Accumulated other comprehensive income	667	607

Total stockholders’ equity:	$70,229

Total capitalization	$150,058

Book value per common share	$22.27
Tangible book value per common share	$22.19

The Company and the Bank both meet the regulatory capital requirements applicable to them under federal banking regulations. The following table sets forth our capital ratios as of September 30, 2012, and as adjusted to give effect, after deducting estimated offering expenses and underwriting discounts, to the sale of the common stock offered by this prospectus, as well as the minimum required regulatory capital.

	AMOUNT		RATIO
	Actual:	Adjusted:	Actual:	Adjusted (1):	Minimum Requirement
The Company:
Leverage Capital	$69,252		7.96%		4.00%
Risk-Based Tier 1 Capital	69,252		9.52%		4.00%
Risk-Based Total Capital	78,385		10.77%		8.00%
The Bank (2):
Leverage Capital	$69,182		7.95%		4.00%
Risk-Based Tier 1 Capital	69,182		9.51%		4.00%
Risk-Based Total Capital	78,315		10.77%		8.00%

(1)	Assumes net proceeds of the offering are invested in assets with a 20% risk weighting.
(2)	Assumes substantially all of the net proceeds are contributed to the Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to our audited consolidated financial statements included in this prospectus contains a summary of our significant accounting policies. Management believes our policy with respect to the methodology for the determination of the allowance for loan losses involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. This critical policy and its application are periodically reviewed with the Audit Committee and our Board of Directors.

The allowance for loan losses is based upon management’s evaluation of the adequacy of the allowance, including an assessment of known and probable incurred losses included in the portfolio, including giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectability may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of our loans are secured by real estate in the State of New Jersey. Accordingly, the collectability of a substantial portion of the carrying value of our loan portfolio is susceptible to changes in local market conditions and may be adversely affected by declines in real estate values, or if the Central or Northern areas of New Jersey experience an adverse economic shock. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond our control.

Overview and Strategy

We serve as a holding company for the Bank, which is our primary asset and only operating subsidiary. We follow a business plan that emphasizes the delivery of customized banking services in our market area to customers who desire a high level of personalized service and responsiveness. The Bank conducts a traditional banking business, making commercial loans, consumer loans and residential and commercial real estate loans. In addition, the Bank offers various non-deposit products through non-proprietary relationships with third party vendors. The Bank relies upon deposits as the primary funding source for its assets. The Bank offers traditional deposit products.

Many of our customer relationships start with referrals from existing customers. We then seek to cross sell our products to customers to grow the customer relationship. For example, we will frequently offer an interest rate concession on credit products for customers that maintain a non-interest bearing deposit account at the Bank. This strategy has lowered our funding costs and helped slow the growth of our interest expense even as we have substantially increased our total deposits. It has also helped fuel our significant loan growth. We believe that the Bank’s significant growth and increasing profitability demonstrate the need for and success of our brand of banking.

Our results of operations depend primarily on our net interest income, which is the difference between the interest earned on our interest-earning assets and the interest paid on funds borrowed to support those assets, primarily deposits. Net interest margin is the difference between the weighted average rate received on interest-earning assets and the weighted average rate paid to fund those interest-earning assets, which is also affected by the average level of interest-earning assets as compared with that of interest-bearing liabilities. Net income is also affected by the amount of non-interest income and non-interest expenses.

Operating Results Overview

Net income for the nine months ended September 30, 2012 and 2011 was $6.1 million and $4.8 million, respectively, while net income for the years ended December 31, 2011 and 2010 was $6.7 million and $4.7 million, respectively. Net income available to common shareholders and diluted earnings per common share, which were impacted by three series of convertible preferred stock issued at various times between 2009 and 2012, was $5.8 million and $1.92 (Restated) respectively, for the nine months ended September 30, 2012 compared with $4.3 million and $1.56, respectively, for the prior year period. Net income available to common shareholders and diluted earnings per common share were $6.1 million and $2.18, respectively, for 2011, versus $4.3 million and $1.61, respectively, for 2010. During 2012, all three series of preferred stock were converted into common shares and, as of September 30, 2012, stockholders’ equity was comprised solely of common equity.

The increases in net income, net income available to common shareholders, and diluted earnings per share were primarily attributable to significant increases in net interest income and other operating income due to the Company’s rapid growth in loans and deposits, and in its customer base. Partially offsetting the revenue increases were higher employee, occupancy and other operating expenses, commensurate with the Company’s growing infrastructure. Credit costs have kept pace with both loan growth and a changing mix in the loan portfolio, while benefitting from overall sound credit quality.

Net Interest Income

For the nine months ended September 30, 2012, net interest income was $25.2 million, an increase of $5.1 million, or 25.4%, compared to net interest income of $20.1 million for the same period in 2011. The increase in net interest income was largely attributable to growth in average interest-earning assets, principally loans, which increased by 29.4% to $718.3 million for 2012 from $555.3 million for the same period in 2011. The net interest margin remained relatively stable at 4.25% in 2012 as compared to 4.24% for the prior year period, as reduced yields on our loan portfolio resulting from the continuing declining interest rate environment were offset by the lower weighted average cost of interest-bearing deposits combined with growth in non-interest-bearing demand deposits.

For the year ended December 31, 2011, net interest income was $27.5 million, an increase of $4.6 million, or 19.9%, compared to net interest income of $22.9 million for the year ended December 31, 2010. The increase in net interest income was largely attributable to growth in average interest-earning assets, principally average loans, which increased by 28.6% to $573.6 million for 2011 from $446.0 million for 2010. The net interest margin remained relatively stable at 4.21% in 2011 as compared to 4.22% for 2010, as reduced yields on our loan portfolio resulting from the declining interest rate environment were offset by the lower weighted average cost of interest-bearing deposits and the growth in noninterest-bearing demand deposits.

Average Balance Sheets

The following table sets forth certain information relating to our average assets and liabilities for the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009 and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Securities available for sale are reflected in the following table at amortized cost. The average balance of loans includes non-accrual loans, and associated yields include loan fees, which are considered an adjustment to yields.

	For The Nine Months Ended
	September 30, 2012			September 30, 2011
	(dollars in thousands)
	Average Balance	Interest	Average Rate (5)	Average Balance	Interest	Average Rate (5)
Interest-earning assets:
Investment securities (1)	$32,589	$833	3.41%	$46,258	$1,183	3.41%
Loans receivable (2) (3)	718,270	29,076	5.41%	555,300	23,431	5.62%
Federal funds sold and interest- bearing deposits with banks	42,869	53	0.17%	31,312	43	0.18%

Total interest-earning assets	793,728	29,962	5.04%	632,870	24,657	5.19%
Allowance for loan losses	(10,721)			(8,332)
Non-interest earning assets	23,019			21,514

Total assets	$806,026			$646,052

Interest-bearing liabilities:
Savings, NOW, Money Market, Interest Checking	$307,671	1,101	0.48%	$263,490	1,823	0.92%
Time deposits	218,112	2,478	1.52%	151,062	1,750	1.54%

Total interest-bearing deposits	525,783	3,579	0.91%	414,552	3,573	1.15%

Borrowings	76,728	1,001	1.74%	69,771	815	1.56%
Capital lease obligation	3,233	145	5.99%	3,301	149	6.01%

Total interest-bearing liabilities	605,744	4,725	1.04%	487,624	4,537	1.24%
Non-interest-bearing deposits	130,617			103,242
Other liabilities	4,139			2,818
Stockholders’ equity	65,526			52,368

Total liabilities and stockholders’ equity	$806,026			$646,052

Net interest income/interest rate spread		$25,237	4.00%		$20,120	3.95%

Net interest margin (4)			4.25%			4.24%

(1)	Average balances are calculated on amortized cost.
(2)	Includes loan fee income.
(3)	Loans receivable include non-accrual loans.
(4)	Represents net interest income divided by average total interest-earning assets.
(5)	Rates are annualized.

	For the Year Ended
	December 31, 2011			December 31, 2010			December 31, 2009
	(dollars in thousands)
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest earning assets:
Investment securities (1)	$43,980	$1,505	3.42%	$48,154	$1,805	3.75%	$45,538	$1,962	4.31%
Loans receivable (2) (3)	573,648	32,113	5.60%	446,048	27,054	6.07%	347,796	21,785	6.26%
Federal funds sold and interest- bearing deposits with banks	35,339	58	0.16%	49,110	104	0.21%	65,308	104	0.16%

Total interest-earning assets	652,967	33,676	5.16%	543,312	28,963	5.33%	458,642	23,851	5.20%
Allowance for loan losses	(8,651)			(5,855)			(3,807)
Non-interest earning assets	20,976			23,394			19,094

Total assets	$665,292			$560,851			$473,929

Interest-bearing liabilities:
Savings, NOW, Money Market, Interest Checking	$270,374	2,356	0.87%	$242,918	2,621	1.08%	$195,016	3,474	1.78%
Time deposits	160,580	2,532	1.58%	134,355	2,273	1.69%	140,679	3,627	2.58%

Total interest-bearing deposits	430,954	4,888	1.13%	377,273	4,894	1.30%	335,695	7,101	2.12%

Borrowings	68,217	1,121	1.64%	57,720	956	1.66%	42,238	786	1.86%
Capital lease obligation	3,293	198	6.01%	3,346	201	6.01%	3,404	203	5.96%

Total interest-bearing liabilities	502,464	6,207	1.24%	438,339	6,051	1.38%	381,337	8,090	2.12%
Non-interest-bearing deposits	106,174			77,722			55,899
Other liabilities	2,970			2,214			3,114
Stockholders’ equity	53,684			42,576			33,579

Total liabilities and stockholders’ equity	$665,292			$560,851			$473,929

Net interest income/interest rate spread		$27,469	3.92%		$22,912	3.95%		$15,761	3.08%

Net interest margin (4)			4.21%			4.22%			3.44%

(1)	Average balances are calculated on amortized cost
(2)	Includes loan fee income
(3)	Loans receivable include non-accrual loans
(4)	Represents net interest income divided by average total interest-earning assets

Rate/Volume Analysis

The following table presents, by category, the major factors that contributed to the changes in net interest income. Changes due to both volume and rate have been allocated in proportion to the relationship of the dollar amount change in each.

	For the Nine Months Ended September 30,
	2012 versus 2011
	Increase (Decrease)
	Due to Change in Average
	Volume	Rate	Net
Interest Income:
Investment securities	$(353)	$3	$(350)
Loan receivable	6,485	(840)	5,645
Federal funds sold and interest-bearing deposits with banks	14	(4)	10

Total interest income	$6,146	$(841)	$5,305

Interest Expense:
Savings, NOW, Money Market, Interest Checking	$386	$(1,108)	$(722)
Time deposits	756	(28)	728
Borrowings	84	102	186
Capital lease obligation	(3)	(1)	(4)

Total interest expense	1,223	(1,035)	188

Net interest income	$4,922	$195	$5,117

	For the Year Ended December 31,			For the Year Ended December 31,
	2011 versus 2010			2010 versus 2009
	Increase (Decrease)			Increase (Decrease)
	Due to Change in Average			Due to Change in Average
	Volume	Rate	Net	Volume	Rate	Net
Interest Income:
Investment securities	$(150)	$(150)	$(300)	$124	$(281)	$(157)
Loan receivable	6,923	(1,864)	5,059	5,935	(666)	5,269
Federal funds sold and interest- bearing deposits with banks	(26)	(20)	(46)	—	—	—

Total interest income	$6,748	$(2,035)	$4,713	$6,059	$(947)	$5,112

Interest Expense:
Savings, NOW, Money Market, Interest Checking	$377	$(642)	$(265)	$1,409	$(2,262)	$(853)
Time deposits	397	(138)	259	(157)	(1,197)	(1,354)
Borrowings	172	(7)	165	243	(73)	170
Capital lease obligation	(3)	—	(3)	(4)	2	(2)

Total interest expense	944	(788)	156	1,492	(3,531)	(2,039)

Net interest income	$5,804	$(1,247)	$4,557	$4,567	$2,584	$7,151

Provision for Loan Losses

The provision for loan losses was $2.8 million for the nine months ended September 30, 2012 and $2.2 million for the comparable prior year period due largely, in both periods, to growth in the Bank’s loan portfolio. For the year ended December 31, 2011, the provision for loan losses was $2.4 million, while for the year ended December 31, 2010 the provision for loan losses was $2.9 million. A substantial portion of the loan loss provisioning was due to loan growth in both full year periods. In addition, the 2010 loan loss provision was increased further due to rising economic uncertainty during that period, including persistently high levels of unemployment and low consumer spending, which increased risks inherent in the portfolio. This led to an increase in the allowance for loan losses to total loans ratio from 1.19% at December 31, 2009 to 1.50% at December 31, 2010. The allowance for loan losses ratio was 1.53% at September 30, 2011 and December 31, 2011 and 1.52% at September 30, 2012.

Non-Interest Income

The Company’s non-interest income consists primarily of service charges on deposit accounts, gains on sale of residential mortgages, card (ATM, credit and debit cards) income and fees from a title insurance agency in which the Bank is a 49% owner. To date, the Bank has de-emphasized fee income, focusing instead on customer growth and retention.

Non-interest income amounted to $0.8 million for the first nine months of 2012 versus $0.7 million for the first nine months of 2011. The increase was due to increased gains on sales of residential mortgages ($0.1 million) and increased card (ATM, credit and debit) income ($0.1 million) partially offset by lower securities gains ($0.1 million). Noninterest income for 2011 totaled $1.1 million versus $0.9 million in 2010. The increase for the year over year comparison was due to higher fees on deposits ($0.1 million) and securities gains ($0.1 million).

Non-Interest Expense

Noninterest expenses, in absolute terms, have increased significantly over the past few years as we have expanded our geographic reach and invested in our infrastructure to support our strong asset growth. For the nine months ended September 30, 2012, noninterest expenses totaled $12.9 million, a $2.3 million, or 21.6%, increase from $10.6 million in the prior year period. This increase was primarily due to higher staff expenses ($1.3 million), occupancy, equipment and data processing ($0.4 million) and other expenses ($0.4 million) which include various items related to the Company’s growth and increased volume of business. For the full year 2011, noninterest expenses totaled $15.1 million, representing a $2.2 million, or 16.4%, increase over $12.9 million in 2010. The year over year increase resulted from higher staff expenses ($1.0 million), occupancy, equipment and data processing ($0.5 million) and professional fees ($0.4 million).

Management continues to focus efforts on supporting growth primarily by adding to staff, investing in technology, and by enhancing risk controls. At the same time, management seeks to contain costs whenever prudent. Our success in this regard is evident in the favorable trend in our efficiency ratio, a widely-followed metric in the banking industry which measures operating expenses as a percentage of net revenue. (The ratio is computed by dividing total noninterest expense by the sum of net interest income and noninterest income less securities gains). The Company’s efficiency ratio has improved in recent years, from 67.8% in 2009 to 54.3% in 2010, to 52.9% in 2011 and to 49.7% for the first nine months of 2012.

Income Taxes

We recorded income tax expense of $4.2 million for the first nine months of 2012, $3.2 million for the first nine months of 2011, $4.5 million for the year ended December 31, 2011 and $3.2 million for the year ended December 31, 2010. The effective tax rate was 40% for all periods presented representing the combined federal and state statutory tax rates for a New Jersey corporation, and reflecting no tax-advantaged investments such as municipal securities or bank owned life insurance. Management has thus far taken a conservative approach to the Company’s tax position and is currently exploring various strategies to potentially lower our effective tax rates in the future.

Financial Condition

General

At September 30, 2012, our total assets were $883.8 million, net loans were $792.0 million and total deposits were $724.3 million, compared to total assets of $729.7 million, net loans of $619.8 million and total deposits of $609.4 million at December 31, 2011 and total assets of $602.4 million, net loans of $486.4 million and total deposits of $482.7 million at December 31, 2010.

Loan Portfolio

The Bank’s lending activities are generally oriented to small-to-medium sized businesses, high net worth individuals, professional practices and consumer and retail customers living and working in the Bank’s market area of Hudson, Bergen and Monmouth Counties, New Jersey. The Bank has not made loans to borrowers outside of the United States. The Bank believes that its strategy of high-quality customer service, competitive rate structures and selective marketing have enabled it to gain market entry.

Commercial loans are loans made for business purposes and are primarily secured by collateral such as cash balances with the Bank, marketable securities held by or under the control of the Bank, business assets including accounts receivable, taxi medallions, inventory and equipment and liens on commercial and residential real estate. Commercial construction loans are loans to finance the construction of commercial or residential properties secured by first liens on such properties. Commercial real estate loans include loans secured by first liens on completed commercial properties, including multi-family properties, to purchase or refinance such properties. Residential mortgages include loans secured by first liens on residential real estate, and are generally made to existing customers of the Bank to purchase or refinance primary and secondary residences. Home equity loans and lines of credit include loans secured by first or second liens on residential real estate for primary or secondary residences. Consumer loans are made to individuals who qualify for auto loans, cash reserve, credit cards and installment loans.

During 2011 and the first nine months of 2012, loan portfolio growth was positively impacted in several ways including (i) an increase in demand for small business lines of credit and business term loans as economic conditions have stabilized and begun to improve, (ii) industry consolidation and lending restrictions involving larger competitors allowing the Bank to gain market share, (iii) an increase in refinancing strategies employed by borrowers during the current low rate environment, and (iv) the Bank’s success in attracting highly experienced commercial loan officers with substantial local market knowledge.

Our loans at September 30, 2012 totaled $804.5 million, an increase of $175.0 million, or 27.8%, over loans at December 31, 2011 of $629.5 million. The biggest component of our loan portfolio at September 30, 2012 and December 31, 2011 was commercial real estate loans. Our commercial real estate loans at September 30, 2012 were $526.0 million, an increase of $150.3 million, or 39.9%, over gross commercial real estate loans at December 31, 2011 of $375.7 million. Our commercial loans were $131.5 million at September 30, 2012, an increase of $23.4 million, or 21.7%, over commercial loans at December 31, 2011 of $108.1 million. Our commercial construction loans at September 30, 2012 were $31.2 million, an increase of $2.7 million, or 9.3%, over commercial construction loans at December 31, 2011 of $28.5 million. Our residential real estate loans were $82.5 million at September 30, 2012, a decrease of $6.2 million, or 6.9%, over residential real estate loans at December 31, 2011 of $88.7 million.

Our home equity loans were $31.9 million at September 30, 2012, an increase of $4.3 million, or 15.7%, over home equity loans of $27.6 million at December 31, 2011. Our consumer loans at September 30, 2012 were $1.4 million, an increase of $0.5 million, or 58.4%, over consumer loans of $0.9 million at December 31, 2011. The growth in our loan portfolio reflects the success of our business strategy, in particular emphasizing high-quality customer service strategy, which has led to continued customer referrals.

The following table sets forth the classification of our loans held for investment by major category as of September 30, 2012, and at December 31, 2011, 2010, 2009, 2008 and 2007, respectively:

	As of September 30,		As of December 31,
(dollars in thousands)	2012		2011		2010		2009		2008		2007
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$131,471	16.34%	$108,066	17.17%	$106,544	21.56%	$78,217	19.64%	$58,686	19.32%	$36,618	17.46%
Commercial real estate	526,021	65.38%	375,719	59.69%	259,694	52.55%	230,324	57.83%	155,272	51.13%	109,917	52.42%
Commercial construction	31,193	3.88%	28,543	4.53%	37,065	7.50%	24,111	6.05%	36,473	12.01%	22,678	10.81%
Residential real estate	82,516	10.26%	88,666	14.09%	64,648	13.08%	39,764	9.98%	31,033	10.22%	20,577	9.81%
Home equity	31,903	3.97%	27,575	4.38%	25,056	5.07%	25,000	6.28%	21,617	7.12%	19,409	9.26%
Consumer	1,410	0.18%	890	0.14%	1,179	0.24%	870	0.22%	617	0.20%	498	0.24%

Total gross loans	$804,514	100.00%	$629,459	100.00%	$494,186	100.00%	$398,286	100.00%	$303,698	100.00%	$209,697	100.00%

The following table sets forth fixed and adjustable rate loans in the loan portfolio as of September 30, 2012, and December 31, 2011 in terms of contractual maturity (in thousands):

	As of September 30, 2012			As of December 31, 2011
	Due Under	Due 1-5	Due More than	Due Under	Due 1-5	Due More than
(dollars in thousands)	One Year	Years	Five Years	One Year	Years	Five Years
By Loan Portfolio Class:
Commercial	$63,683	$55,805	$11,983	$49,561	$46,068	$12,437
Commercial real estate	11,243	57,191	457,587	13,718	35,632	326,369
Commercial construction	28,007	3,186	—	21,006	7,537	—
Residential real estate	1,438	7,300	73,778	3,318	6,713	78,635
Home equity	—	3,511	28,392	—	3,558	24,017
Consumer	26	747	637	38	644	208

Total loans	$104,397	$127,740	$572,377	$87,641	$100,152	$441,666

By Interest Rate Type:
Fixed	$96,631	$108,868	$533,420	$36,297	$87,021	$406,350
Adjustable	7,766	18,872	38,957	51,344	13,131	35,316

Total loans	$104,397	$127,740	$572,377	$87,641	$100,152	$441,666

Asset Quality

General. One of our key objectives is to maintain a high level of asset quality. When a borrower fails to make a scheduled payment, we attempt to cure the deficiency by making personal contact with the borrower. Initial contacts typically are made 15 days after the date the payment is due, and late notices are sent approximately 15 days after the date the payment is due. In most cases, deficiencies are promptly resolved. If the delinquency continues, late charges are assessed and additional efforts are made to collect the deficiency. All loans which are delinquent 30 days or more are reported to the board of directors of the Bank on a monthly basis.

On loans where the collection of principal or interest payments is doubtful, the accrual of interest income ceases (“non-accrual” loans). Except for loans that are well secured and in the process of collection, it is our policy to discontinue accruing additional interest and reverse any interest accrued on any loan which is 90 days or more past due. On occasion, this action may be taken earlier if the financial condition of the borrower raises significant concern with regard to his/her ability to service the debt in accordance with the terms of the loan agreement. Interest income is not accrued on these loans until the borrower’s financial condition and payment record demonstrate an ability to service the debt.

Real estate which is acquired as a result of foreclosure is classified as OREO until sold. OREO is recorded at the lower of cost or fair value less estimated selling costs. Costs associated with acquiring and improving a foreclosed property is usually capitalized to the extent that the carrying value does not exceed fair value less estimated selling costs. Holding costs are charged to expense. Gains and losses on the sale of OREO are charged to operations, as incurred.

We account for our impaired loans in accordance with GAAP. An impaired loan generally is one for which it is probable, based on current information, that the lender will not collect all the amounts due under the contractual terms of the loan. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Loans collectively evaluated for impairment include smaller balance residential real estate loans and consumer loans. These loans are evaluated as a group because they have similar characteristics and performance experience. Larger commercial and construction loans are individually evaluated for impairment. Our total impaired loans amounted to $8.1 million at September 30, 2012, compared to $13.0 million and $4.3 million at December 31, 2011 and 2010, respectively.

In limited situations we will modify or restructure a borrower’s existing loan terms and conditions. A restructured loan is considered a troubled debt restructuring (“TDR”) when, for economic or legal reasons related to a borrower’s financial difficulties, we grant a concession to the borrower in modifying or renewing a loan that the institution would not otherwise consider. We had five TDRs totaling $2.5 million, which, as of September 30, 2012, were currently performing under their restructured terms. Subsequent to September 30, 2012 one of these credits, with a balance of $0.5 million was taken into OREO, with a related charge off of $53,000.

Asset Classification. Federal regulations and our policies require that we utilize an internal asset classification system as a means of reporting problem and potential problem assets. We have incorporated an internal asset classification system, substantially consistent with Federal banking regulations, as a part of our credit monitoring system. Federal banking regulations set forth a classification scheme for problem and potential problem assets as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated “special mention.”

When an insured institution classifies one or more assets, or portions thereof, as “substandard” or “doubtful,” it is required that a general valuation allowance for loan losses be established for loan losses in an amount deemed prudent by management. General valuation allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies one or more assets, or portions thereof, as “loss,” it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

A bank’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by Federal bank regulators which can order the establishment of additional general or specific loss allowances. The Federal banking agencies, have adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management analyze all significant factors that affect the collectability of the portfolio in a reasonable manner; and that management establish acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Our management believes that, based on information currently available, our allowance for loan losses is maintained at a level which covers all known and probable incurred losses in the portfolio at each reporting date. However, actual losses are dependent upon future events and, as such; further additions to the level of allowances for loan losses may become necessary.

The table below sets forth information on our classified assets and assets designated special mention at the dates indicated.

	As of	As of
	September 30,	December 31,
(dollars in thousands)	2012	2011	2010
Classified assets:
Substandard	$17,138	$20,323	$7,127
Doubtful	—	—	—
Loss	—	—	—

Total classified assets	17,138	20,323	7,127

Special mention assets	26,602	11,810	25,790

Total classified and special mention assets	$43,740	$32,133	$32,917

Delinquent Loans. The following tables show the delinquencies in our loan portfolio as of the dates indicated.

	At September 30, 2012 Loans Delinquent For:						At September 30, 2012
	30-89 Days			90 Days or more			Total Delinquent Loans
(dollars in thousands)	Number	Amount	% of Total Delinquent Loans 30- 89 Days	Number	Amount	% of Total Delinquent Loans 90 Days or more	Number	Amount	% of Total Delinquent Loans 90 Days or more
Commercial	—	$—	0.0%	2	$274	6.9%	2	$274	4.3%
Commercial real estate	—	—	0.0%	3	3,067	76.8%	3	3,067	48.2%
Commercial construction	1	2,372	100.0%	—	—	0.0%	1	2,372	37.3%
Residential real estate	—	—	0.0%	1	638	16.0%	1	638	10.0%
Home equity	—	—	0.0%	—	—	0.0%	—	—	0.0%
Consumer	—	—	0.0%	1	13	0.3%	1	13	0.2%

Total	1	$2,372	100.0%	7	$3,992	100.0%	8	$6,364	100.0%

	At December 31, 2011 Loans Delinquent For:						At December 31, 2011
	30-89 Days			90 Days or more			Total Delinquent Loans
(dollars in thousands)	Number	Amount	% of Total Delinquent Loans 30- 89 Days	Number	Amount	% of Total Delinquent Loans 90 Days or more	Number	Amount	% of Total Delinquent Loans 90 Days or more
Commercial	—	$—	0.0%	1	$388	6.0%	1	$388	5.7%
Commercial real estate	—	—	0.0%	6	6,049	94.0%	6	6,049	88.7%
Commercial construction	1	289	75.7%	—	—	0.0%	1	289	4.2%
Residential real estate	1	83	21.7%	—	—	0.0%	1	83	1.2%
Home equity	1	10	2.6%	—	—	0.0%	1	10	0.1%
Consumer	—	—	0.0%	—	—	0.0%	—	—	0.0%

Total	3	$382	100.0%	7	$6,437	100.0%	10	$6,819	100.0%

Non-Performing Assets, TDRs, and Loans 90 Days Past Due and Accruing. The following table sets forth information concerning our non-performing assets, TDRs, and past-due accruing loans as of the dates indicated:

	As of	As of
	September 30,	December 31,
(dollars in thousands)	2012	2011	2010	2009	2008	2007
Nonaccrual loans:
Commercial	$3,135	$388	$—	$—	$—	$—
Commercial real estate	2,487	6,049	2,538	—	—	—
Commercial construction	—	—	—	—	—	—
Residential real estate	—	—	1,511	2,197	—	—
Home equity	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

Total nonaccrual loans	5,622	6,437	4,049	2,197	—	—
Other real estate owned	—	—	—	—	—	—

Total non-performing assets (1)	$5,622	$6,437	$4,049	$2,197	$—	$—

Loans past due 90 days and still accruing	$1,237	$—	$723	$—	$—	$—

Performing troubled debt restructured loans	$2,494	$4,831	$2,616	$—	$—	$—

Nonaccrual loans to total loans	0.70%	1.02%	0.82%	0.55%	0.00%	0.00%
Nonaccrual loans and loans past due 90 days and still accruing to total loans	0.85%	1.02%	0.97%	0.55%	0.00%	0.00%
Non-performing assets to total assets (1)	0.64%	0.88%	0.67%	0.43%	0.00%	0.00%

(1)	Non-performing assets are defined as nonaccrual loans plus OREO.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. We maintain an allowance for loan losses at a level considered adequate to provide for all known and probable incurred losses in the portfolio. The level of the allowance is based on management’s evaluation of estimated losses in the portfolio, after consideration of risk characteristics of the loans and prevailing and anticipated economic conditions. Loan charge-offs (i.e., loans judged to be uncollectible) are charged against the reserve and any subsequent recovery is credited. Our officers analyze risks within the loan portfolio on a continuous basis, and through an external independent loan review function, and by our Audit Committee. A risk system, consisting of multiple grading categories for each portfolio class, is utilized as an analytical tool to assess risk and appropriate reserves. In addition to the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors which management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are recognized in the periods in which they become known. Although management strives to maintain an allowance it deems adequate, future economic changes, deterioration of borrowers’ creditworthiness, and the impact of examinations by regulatory agencies all could cause changes to our allowance for loan losses.

At September 30, 2012, the allowance for loan losses was $12.2 million, an increase of $2.7 million from year-end 2011. Net charge-offs totaled $209,000 during the first nine months of 2012 and $90,000 for the first nine months of 2011. The allowance for loan losses as a percentage of loans receivable was 1.52% at September 30, 2012 and 1.53 % at December 31, 2011.

The following is a summary of the reconciliation of the allowance for loan losses for the periods indicated:

	For the
	Nine Months Ended			For the
	September 30,	Year Ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008	2007
Balance at beginning of period	$9,617	$7,414	$4,759	$3,316	$2,034	$1,319

Provision charged to operating expenses	2,840	2,355	2,930	1,455	1,288	715

Recoveries of loans previously charged-off:
Commercial	—	—	18	1	—	—
Consumer	31	—	—	—	—	—
Real estate	—	—	—	—	—	—

Total recoveries	31	—	18	1	—	—

Loans charged-off:
Commercial	(240)	—	(293)	(13)	(6)	—
Consumer	—	(62)	—	—	—	—
Real estate	—	(90)	—	—	—	—

Total charge-offs	(240)	(152)	(293)	(13)	(6)	—

Net charge-offs	(209)	(152)	(275)	(13)	(6)	—

Balance at end of period	$12,248	$9,617	$7,414	$4,759	$3,316	$2,034

Net charge-offs to average loans outstanding (annualized)	0.04%	0.03%	0.06%	0.00%	0.00%	0.00%

Allowance for loan losses to period-end loans	1.52%	1.53%	1.50%	1.19%	1.09%	0.97%

The following table sets forth, for each of our major lending areas, the amount and percentage of our allowance for loan losses attributable to such category, and the percentage of total loans represented by such category, as of the dates indicated:

Allocation of the Allowance for Loan Losses by Category

	As of September 30, 2012			As of December 31, 2011			As of December 31, 2010
(dollars in thousands)	Amount	% of ALL	% of Total Loans	Amount	% of ALL	% of Total Loans	Amount	% of ALL	% of Total Loans
Commercial	$1,586	12.9%	16.3%	$653	6.8%	17.2%	$634	8.6%	21.6%
Commercial real estate	6,920	56.5%	65.4%	5,658	58.8%	59.7%	2,902	39.1%	52.5%
Commercial construction	518	4.2%	3.9%	430	4.5%	4.5%	808	10.9%	7.5%
Residential real estate	2,686	21.9%	10.3%	2,534	26.3%	14.1%	2,773	37.4%	13.1%
Home equity	521	4.3%	4.0%	339	3.5%	4.4%	292	3.9%	5.1%
Consumer	17	0.1%	0.2%	3	0.0%	0.1%	5	0.1%	0.2%

Total	$12,248	100.0%	100.0%	$9,617	100.0%	100.0%	$7,414	100.0%	100.0%

	As of December 31, 2009			As of December 31, 2008			As of December 31, 2007
(dollars in thousands)	Amount	% of ALL	% of Total Loans	Amount	% of ALL	% of Total Loans	Amount	% of ALL	% of Total Loans
Commercial	$407	8.6%	19.6%	$284	8.6%	17.2%	$174	8.6%	17.5%
Commercial real estate	1,863	39.1%	57.8%	1,298	39.1%	59.7%	796	39.1%	52.4%
Commercial construction	519	10.9%	6.1%	361	10.9%	4.5%	222	10.9%	10.8%
Residential real estate	1,780	37.4%	10.0%	1,240	37.4%	14.1%	761	37.4%	9.8%
Home equity	187	3.9%	6.3%	131	3.9%	4.4%	80	3.9%	9.3%
Consumer	3	0.1%	0.2%	2	0.1%	0.1%	1	0.1%	0.2%

Total	$4,759	100.0%	100.0%	$3,316	100.0%	100.0%	$2,034	100.0%	100.0%

Investment Securities

We maintain an investment portfolio to fund increased loan demand or deposit withdrawals and other liquidity needs and to provide an additional source of interest income. The portfolio is composed of obligations of U.S. Government Agencies, mortgage-backed securities and Community Reinvestment Act (“CRA”) related investments.

Securities are classified as “held-to-maturity” (HTM), “available for sale” (AFS), or “trading” at time of purchase. Securities are classified as HTM based upon management’s intent and our ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Securities which are bought and held principally for resale in the near term are classified as trading securities, which are carried at market value. Realized gains and losses as well as gains and losses from marking the portfolio to market value are included in trading revenue. We have no trading securities. Securities not classified as HTM or trading securities are classified as AFS and are stated at fair value. Unrealized gains and losses on AFS securities are excluded from results of operations, and are reported as a component of accumulated other comprehensive (loss) income, net of taxes, which is included in stockholders’ equity. Securities classified as AFS include securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital, or other similar requirements.

Management determines the appropriate classification of securities, whether AFS or HTM, at the time of purchase. The carrying value of our AFS investment securities portfolio at September 30, 2012 was $22.0 million, a decrease of $5.4 million, or 19.9%, from December 31, 2011 of $27.4 million. The carrying value of our HTM investment securities portfolio at September 30, 2012 was $2.3 million, a decrease of $1.4 million, or 37.6%, from $3.7 million at December 31, 2011. The decreases in both AFS and HTM portfolios were primarily due to paydowns of mortgage-backed securities.

The following table summarizes the fair value of our non-equity AFS investment securities portfolio for the dates presented:

(Dollars in thousands)	September 30,	December 31,
Available for sale	2012	2011	2010	2009
U.S. Government agency	$2,010	$4,036	$6,762	$7,105
Mortgage backed-securities	13,682	17,226	11,274	14,432
CRA investment fund	6,290	6,173	5,989	6,000

Total available for sale	$21,982	$27,435	$24,025	$27,537

The following table sets the maturity distribution of our non-equity AFS investment securities portfolio for the periods presented:

September 30, 2012	Due Under 1 Year		Due 1-5 Years		Due >5 Years
(dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government agency	$1,008	1.78%	$—	—	$1,002	1.90%
Mortgage backed-securities	—	—	—	—	13,682	3.89%

Total	$1,008	1.78%	$—	—	$14,684	3.75%

December 31, 2011	Due Under 1 Year		Due 1-5 Years		Due >5 Years
(dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government agency	$—	—	$3,025	1.59%	$1,011	2.00%
Mortgage backed-securities	—	—	—	—	17,226	3.94%

Total	$—	—	$3,025	1.59%	$18,237	3.83%

Refer to Note 2-Securities in the consolidated financial statements included in this prospectus for more information regarding our AFS securities and information regarding our HTM securities.

Deposits

Deposits are our primary source of funds. Average total deposits increased $82.1 million, or 18.1%, to $537.1 million in 2011 from $455.0 million in 2010. Average total deposits increased $138.6 million, or 26.8%, to $656.4 million for the nine months ended September 30, 2012 from $517.8 million for the nine months ended September 30, 2011. Transaction and non-transaction (time) deposits have grown as the Bank’s customer base has expanded.

The following table sets forth the average amount of various types of deposits for each of the periods indicated:

	For the Nine Months Ended September 30,
	2012 Average		2011 Average
(Dollars in thousands)	Balance	Rate	Balance	Rate
Demand, non-interest bearing	$130,617	—	$103,242	—
NOW accounts and interest checking	56,407	0.28%	20,213	0.80%
Money market accounts	171,188	0.54%	163,530	0.87%
Savings	80,076	0.49%	79,747	1.07%
Time	218,112	1.52%	151,062	1.54%

Total Deposits	$656,400	0.73%	$517,794	0.92%

	For the Year Ended December 31,
	2011 Average		2010 Average		2009 Average
(Dollars in thousands)	Balance	Rate	Balance	Rate	Balance	Rate
Demand, non-interest bearing	$106,174	—	$77,722	—	$55,899	—
NOW accounts and interest checking	25,813	0.79%	16,089	0.96%	17,800	0.87%
Money market accounts	163,561	0.83%	174,055	1.06%	142,714	1.29%
Savings	81,000	0.99%	52,774	1.18%	34,502	1.80%
Time	160,580	1.58%	134,355	1.69%	140,679	2.58%

Total Deposits	$537,128	0.91%	$454,995	1.07%	$391,594	1.60%

We do not typically rely on short-term brokered deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity distribution of time deposits in denominations of $100,000 or more as of September 30, 2012 and December 31, 2011:

	September 30,	December 31,
(Dollars in thousands)	2012	2011
3 months or less	$34,110	$19,462

3 to 6 months	30,073	34,887

6 to 12 months	61,292	13,485

Over 12 months	32,711	55,582

Total	$158,186	$123,416

Borrowings

Long-term borrowings consist of long term advances from the Federal Home Loan Bank. These advances are secured under terms of a blanket collateral agreement by commercial mortgage loans. As of September 30, 2012 and December 31, 2011, the Company had $79.8 million in notes outstanding at a weighted average interest rate of 1.3% and $55.6 million in notes outstanding at a weighted average interest rate of 2.2%, respectively. By comparison, at December 31, 2010, the Company had $41.5 million in notes outstanding with a weighted average interest rate of 2.4%.

The following table summarizes short-term borrowings (borrowings with maturities of one year or less) which consists of federal funds purchased and weighted average interest rates paid:

	Nine Months Ended		Year Ended
(Dollars in thousands)	September 30, 2012	September 30, 2011	December 31, 2011	December 31, 2010	December 31, 2009
Average daily amount of short-term borrowings outstanding during the period	$—	$24,410	$19,263	$22,408	$20,942

Weighted average interest rate on average daily short-term borrowings	—	0.27%	0.33%	0.39%	0.59%

Maximum outstanding short-term borrowings outstanding at any month-end	$—	$28,860	$28,860	$26,631	$25,168

Short-term borrowings outstanding at period end	$—	$15,177	$—	$22,188	$17,201

Weighted average interest rate on short-term borrowings at period end	—	0.43%	—	0.50%	0.71%

Liquidity

Liquidity is a measure of a bank’s ability to fund loans, withdrawals or maturities of deposits, and other cash outflows in a cost-effective manner. Our principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, maturities of investment securities, and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flow and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

At September 30, 2012, the amount of liquid assets remained at a level management deemed adequate to ensure that, on a short- and long-term basis, contractual liabilities, depositors’ withdrawal requirements, and other operational and customer credit needs could be satisfied. As of September 30, 2012, liquid assets (cash and due from banks, interest-bearing deposits at other banks and unencumbered investment securities) were $66.7 million, which represented 7.5% of total assets and 8.3% of total deposits and borrowings, compared to $89.9 million at December 31, 2011, which represented 12.3% of total assets and 13.5% of total deposits and borrowings on such date.

The Bank is a member of the Federal Home Loan Bank of New York and, based on available qualified collateral as of September 30, 2012, had the ability to borrow $311.6 million. In addition, the Bank has in place additional borrowing capacity of $5.0 million through a correspondent bank. The Bank also has a credit facility established with the Federal Reserve Bank of New York for direct discount window borrowings, although no securities have been pledged as collateral at the current time. At September 30, 2012, the Bank had aggregate available and unused credit of $236.8 million, which represents the aforementioned facilities totaling $316.6 million net of $79.8 million in outstanding borrowings. At September 30, 2012, outstanding commitments for the Bank to extend credit were $123.8 million.

Our cash and cash equivalents decreased by $12.8 million from $59.2 million at December 31, 2011 to $46.4 million at September 30, 2012. The decrease was primarily due to a $170.0 million increase in investing activities, largely an increase in loans receivable, partially offset by $146.2 million in financing activities, including an increase in deposits and a net increase in FHLB borrowings, and by $11.0 million from operating activities.

Our cash and cash equivalents increased by $6.1 million from $53.1 million at December 31, 2010 to $59.2 million at December 31, 2011. The increase was primarily due to $119.1 million provided by financing activities, largely an increase in deposits, and $11.5 million from operating activities, partially offset by $124.5 million in investing activities, largely an increase in loans outstanding.

Off-Balance Sheet Arrangements

        We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. We use the same credit analyses in making commitments and conditional obligations as we do for on-balance-sheet instruments. Commitments under standby letters of credit, both financial and performance do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

Further discussion of these commitments is included in Note 13 to the consolidated financial statements included in this prospectus.

Contractual Obligations

The following table shows our contractual obligations by expected payment period, as of September 30, 2012 and December 31, 2011. Further discussion of these commitments is included in Notes 4 and 7 to the Consolidated Financial Statements.

	September 30, 2012					December 31, 2011
Contractual Obligation	Total	4th Qtr. 2012	2013-2014	2015-2017	2018 and later	Total	2012-2014	2015-2016	2017 and later
(in thousands)
Operating Lease Obligations	$4,281	$183	$1,580	$1,813	$705	$4,733	$2,215	$1,492	$1,026

Capital Lease Obligations	5,133	66	557	876	3,634	5,332	824	584	3,924

Federal Home Loan Bank Borrowings	79,829	8,221	46,608	10,000	15,000	55,556	22,738	17,818	15,000

Time Deposits	258,316	41,011	170,080	22,907	24,319	186,741	161,894	20,891	3,956

Operating leases represent obligations entered into by us for the use of land, premises and equipment. The leases generally have escalation terms based upon certain defined indexes.

Interest Rate Sensitivity Analysis

The principal objective of our asset and liability management function is to evaluate the interest-rate risk included in certain balance sheet accounts; determine the level of risk appropriate given our business focus, operating environment, and capital and liquidity requirements; establish prudent asset concentration guidelines; and manage the risk consistent with Board approved guidelines. We seek to reduce the vulnerability of our operations to changes in interest rates, and actions in this regard are taken under the guidance of the Bank’s Asset Liability Committee (the “ALCO”). The ALCO generally reviews our liquidity, cash flow needs, maturities of investments, deposits and borrowings, and current market conditions and interest rates.

We currently utilize net interest income simulation and economic value of portfolio equity (“EVPE”) models to measure the potential impact to the Bank of future changes in interest rates. As of September 30, 2012 and December 31, 2011 the results of the models were within guidelines prescribed by our Board of Directors. If model results were to fall outside prescribed ranges, action, including additional monitoring and reporting to the Board, would be required by the ALCO and Bank’s management.

The net interest income simulation model attempts to measure the change in net interest income over the next one-year period, and the next three-year period on a cumulative basis, assuming certain changes in the general level of interest rates. In our model, which was run as of September 30 2012 and December 31, 2011, we estimated that, over the next one-year period, a 200 basis-point increase in the general level of interest rates will increase our net interest income by 0.05% and 0.85%, respectively, while a 100 basis-point decrease in interest rates will decrease net interest income by 1.14% and 1.79%, respectively. As of September 30, 2012 and December 31, 2011, over the next three years on a cumulative basis, we estimated that a 200 basis-point increase in the general level of interest rates will increase our net interest income by 1.84% and 3.89%, respectively, while a 100 basis-point decrease in interest rates will decrease net interest income by 4.27% and 4.86%, respectively.

An EVPE analysis is also used to dynamically model the present value of asset and liability cash flows with rate shocks of up 200 basis points and down 100 basis points. The economic value of equity is likely to be different as interest rates change. Our EVPE as of September 30, 2012, would decline by 13.76% with a rate shock of up 200 basis points, and increase by 6.03% with a rate shock of down 100 basis points. Our EVPE as of December 31, 2011, would decline by 13.05% with a rate shock of up 200 basis points, and increase by 5.85% with a rate shock of down 100 basis points.

Capital

A significant measure of the strength of a financial institution is its capital base. The Federal regulators of the Company and the Bank have classified and defined capital into the following components: (1) Tier 1 Capital, which includes tangible stockholders’ equity for common stock, qualifying preferred stock and certain qualifying hybrid instruments, and (2) Tier 2 Capital, which includes a portion of the allowance for probable loan losses, certain qualifying long-term debt, and preferred stock which does not qualify for Tier 1 Capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines which require certain capital as a percent of the Bank’s assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets).

The Company and the Bank are required to maintain, at a minimum, Tier 1 Capital as a percentage of risk-adjusted assets of 4.0% and combined Tier 1 and Tier 2 Capital as a percentage of risk-adjusted assets of 8.0%.

In addition to the risk-based guidelines, the regulators require that an institution which meets the regulator’s highest performance and operation standards maintain a minimum leverage ratio (Tier 1 Capital as a percentage of average tangible assets) of 4.0%. For those institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be evaluated through the ongoing regulatory examination process.

The following table summarizes the risk-based and leverage capital ratios for the Company and the Bank as well as the required minimum regulatory capital ratios:

	At September 30, 2012			At December 31, 2011			At December 31, 2010
			Well			Well			Well
	Actual	Minimum	Capitalized	Actual	Minimum	Capitalized	Actual	Minimum	Capitalized
	Ratio	Requirement	Requirement	Ratio	Requirement	Requirement	Ratio	Requirement	Requirement
The Company:
Leverage ratio	7.96%	4.00%	n/a	7.76%	4.00%	n/a	8.19%	4.00%	n/a
Tier 1 Risk-based capitalization	9.52%	4.00%	n/a	9.90%	4.00%	n/a	10.16%	4.00%	n/a
Total Risk-based capitalization	10.77%	8.00%	n/a	11.15%	8.00%	n/a	11.41%	8.00%	n/a
The Bank:
Leverage ratio	7.95%	4.00%	5.00%	7.76%	4.00%	5.00%	8.18%	4.00%	5.00%
Tier 1 Risk-based capitalization	9.51%	4.00%	6.00%	9.89%	4.00%	6.00%	10.15%	4.00%	6.00%
Total Risk-based capitalization	10.77%	8.00%	10.00%	11.15%	8.00%	10.00%	11.41%	8.00%	10.00%

Our tangible common equity ratio was 7.92% as of September 30, 2012, 5.50% as of December 31, 2011 and 5.60% as of December 31, 2010.

Over the past several years, we issued shares of preferred stock in order to augment our capital base. In 2009, we issued 125,000 shares of our Series A Preferred Stock and 400,000 shares of our Series B Stock; in 2010, we issued 241,175 shares of our Series B Preferred Stock; in 2011, we issued 59,025 shares of our Series B Preferred Stock; and in 2012 we issued 7,500 shares of our Series C Preferred Stock. All of these shares were issued pursuant to exemptions from registration under Section 5 of the Securities Act. We received an aggregate of $24.0 million in proceeds from the sale of these preferred shares. In accordance with the terms of each class of preferred stock, all of our outstanding preferred stock converted, during 2012, into shares of our common stock. We issued an aggregate of 909,921 shares of our common stock upon conversion of our outstanding preferred stock, and as of September 30, 2012, no shares of our preferred stock were outstanding. We converted our outstanding preferred stock to common stock because (i) our Board believed the Company would be better served by maintaining a more simplified capital structure and (ii) the Board believed regulatory agencies look more favorably on common stock as a capital component.

Impact of Inflation and Changing Prices

Our consolidated financial statements and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, nearly all of our assets and liabilities are monetary. Therefore, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk Management

Interest rate risk management is our primary market risk. See “Interest Rate Sensitivity Analysis” herein for a discussion of our management of our interest rate risk.

Inflation Risk Management

Inflation has an important impact on the growth of total assets in the banking industry and causes a need to increase equity capital higher than normal levels in order to maintain an appropriate equity-to-assets ratio. We cope with the effects of inflation by managing our interest rate sensitivity position through our asset/liability management program, and by periodically adjusting our pricing of services and banking products to take into consideration current costs.

BUSINESS

General

We are a New Jersey corporation formed in 2008 to become the holding company for the Bank. Our sole activity currently is ownership and control of the Bank. The Bank operates as a locally headquartered, community-oriented bank serving customers throughout New Jersey from offices in Bergen, Hudson, and Monmouth Counties, New Jersey.

We offer a broad range of deposit and loan products and services to the general public and, in particular, to small and mid-sized businesses, local professionals and individuals residing, working and shopping in the communities serviced by our offices.

The Bank’s organizers originally incorporated the Bank, in part, because they did not believe that the targeted segments of our primary trade area were being adequately served by the then existing financial institutions operating in our market area. Through increased bank consolidation in recent years in New Jersey, many banks have been acquired by larger institutions. In our trade area, a number of the acquiring institutions are headquartered outside of the region and the state. We believe that one effect of bank consolidation is to make it difficult for small to mid-sized businesses to obtain direct access to credit decision-makers because the decision-makers are not located in the customer’s market area. Further, we believe that many larger, multi-state institutions have curtailed lending to small and mid-sized businesses during the current economic turbulence. In response, we emphasize superior customer service and relationship banking. The Bank offers high-quality service by minimizing personnel turnover and by providing more direct, personal attention than the Bank believes is offered by competing financial institutions, the majority of which are branch offices of banks headquartered outside the Bank’s primary trade area. By emphasizing the need for a professional, responsive and knowledgeable staff, the Bank offers a superior level of service to our customers. As of result of senior management’s availability for consultation on a daily basis, the Bank believes it offers customers a quicker response on loan applications and other banking transactions, as well as greater certainty that these transactions will actually close, than competitors, whose decisions may be made in distant headquarters. We believe that this response time and certainty to close results in a pricing advantage to us, in that we frequently may exceed competitors’ loan pricing and still win customers. We also provide state-of-the-art banking technology, including remote deposit capture, internet banking and mobile banking, to provide our customers with the most choices and maximum flexibility. We believe that this combination of quick, responsive and personal service and advanced technology provides the Bank’s customers with a superior banking experience.

As of September 30, 2012, we had 94 full time and 4 part time employees. None of our employees are subject to a collective bargaining agreement.

Our Market Area

Our banking offices are located in Bergen, Hudson and Monmouth Counties in New Jersey, which include some of the most affluent markets in the United States. We also attract business and customers from a broader region, primarily defined as the northeastern quarter of the State of New Jersey, from Route 195 to the south and Route 287 to the west to the New York state border on the north.

Bergen County, where 93.5% of our total deposits as of September 30, 2012 are located, is home to significant employers including Benjamin Moore, the Hertz Corporation, Pathmark and Volkswagen Group of America. Furthermore, CNBC, LG USA and Unilever of North America are headquartered in the Borough of Englewood Cliffs (our Company headquarters location). Looking at the broader state economic environment, 20 Fortune 500 companies are headquartered in New Jersey, primarily concentrated in the northeast quarter of the state, our core market area. Among Russell 3000 companies, 102 are headquartered in New Jersey, and Bergen County is home to more of these companies (17) than any other county in the state.

From a small business perspective, New Jersey ranked ninth in the nation in the number of business establishments with less than 500 employees (over 198,000 businesses) according to United States Census Bureau 2010 Economic Development Data & Information (EDDI). Bergen County ranked first in the State in small business establishments with less than 500 employees at approximately 31,200.

Based on 2011 median data provided by ESRI (based primarily on US Census data as of 2011), New Jersey ranked second in the nation for the highest median household income level ($67,128). Bergen and Monmouth Counties ranked sixth and fifth in the state with household income levels of $79,903 and $80,475, respectively. Furthermore, on a per capita income basis, New Jersey ranked fourth in the nation, and Bergen and Monmouth Counties ranked fourth and fifth, respectively, in the state. New Jersey also ranked second in the nation in population density, while Bergen County ranked fourth in the state.

Products and Services

We derive substantially all of our income from our net interest income, i.e. the difference between the interest we receive on our loans and securities and the interest we pay on deposits and other borrowings. The Bank offers a broad range of deposit and loan products. In addition, to attract the business of consumer and business customers, we also provide a broad array of other banking services. Products and services provided include personal and business checking accounts, retirement accounts, money market accounts, time and savings accounts at competitive interest rates, credit cards, wire transfers, access to automated teller services, personal computerized internet banking, Treasury Direct, ACH origination, lockbox services and mobile banking by phone. In addition, the Bank offers safe deposit boxes. The Bank also offers remote deposit capture banking, which allows business and professional customers to use a desktop scanner to scan and transmit checks for deposit, reducing time and cost.

The following is a summary of our deposits as of September 30, 2012:

Type	Total Deposits	# of Accts
	(Dollars in thousands)

Checking	$177,313	5,760
Now	30,601	677
Money Market	184,466	1,487
Savings	73,585	6,636
Time	258,316	3,438

Total Deposits	$724,281	17,998

Checking consists of both retail and business demand deposit products. Retail products include Totally Free checking and, for businesses, both interest-bearing accounts, which require a minimum balance, and non-interest bearing accounts. NOW accounts consist of both retail and business interest-bearing transaction accounts that have minimum balance requirements. Money market accounts consist of products that provide a market rate of interest to depositors but have limited check writing capabilities. Our savings accounts consist of both passbook and statement type accounts. Time deposits consist of certificates of deposit, including those held in IRA accounts, generally with initial maturities ranging from 7 days to 60 months and brokered certificates of deposit, which the Company primarily uses for asset liability management purposes.

Deposits serve as the primary source of funding for the Bank’s interest-earning assets, but also generate non-interest revenue through insufficient funds fees, stop payment fees, safe deposit rental fees, card income, including foreign ATM fees and credit and debit card interchange, gift card fees, and other miscellaneous fees. In addition, the Bank generates additional non-interest revenue associated with residential loan origination and sale, loan servicing, late fees and merchant services.

The Bank offers personal and commercial business loans on a secured and unsecured basis, revolving lines of credit, commercial mortgage loans, and residential mortgages on both primary and secondary residences, home equity loans, bridge loans and other personal purpose loans. However, the Bank is not and has not been a participant in the sub-prime lending market.

Commercial loans are loans made for business purposes and are primarily secured by collateral such as cash balances with the Bank, marketable securities held by or under the control of the Bank, business assets including accounts receivable, taxi medallions, inventory and equipment and liens on commercial and residential real estate. Commercial construction loans are loans to finance the construction of commercial or residential properties secured by first liens on such properties. Commercial real estate loans include loans secured by first liens on completed commercial properties, including multi-family properties, to purchase or refinance such properties. Residential mortgages include loans secured by first liens on residential real estate, and are generally made to existing customers of the Bank to purchase or refinance primary and secondary residences. Home equity loans and lines of credit include loans secured by first or second liens on residential real estate for primary or secondary residences. Consumer loans are made to individuals who qualify for auto loans, cash reserve, credit cards and installment loans.

The following table sets forth loan origination activity:

	Loan Originations
	Total Loans		Total Loans
	For the nine months ended September 30, 2012	Number of Loans	For the nine months ended September 30, 2011	Number of Loans
Commercial	$37,155	67	$37,622	58
Commercial Real Estate	197,245	101	132,135	105
Commercial Construction	12,012	20	3,063	7
Residential Real Estate	32,684	71	38,500	80
Home Equity	4,130	10	2,510	11
Consumer	335	23	295	17

Total	$283,561	292	$214,125	278

The Board of Directors has approved a loan policy granting designated lending authorities to members of the Senior Lending Group, which is comprised of the Chief Executive Officer, Chief Lending Officer and Chief Credit Officer. Combined authorities allow the group to approve loans up to the Bank’s legal lending limit (currently $12.4 million for most loans), provided that (i) the credit does not involve an exception to policy, and (ii) the credit does not exceed a certain dollar amount threshold set forth in our policy, which varies by loan type. The Board Loan Committee (which includes the Chief Executive Officer and four other Board members) approves credits that are both exceptions to policy and are above prescribed amounts related to loan type and collateral.

The Bank’s lending policies generally provide for lending inside of our primary trade area. However, the Bank will make loans to persons outside of our primary trade area when the Bank deems it prudent to do so. In an effort to promote a high degree of asset quality, the Bank focuses primarily upon offering secured loans. However, the Bank is willing to make short-term unsecured loans to borrowers with high net worth and income profiles. The Bank generally requires loan customers to maintain deposit accounts with the Bank. In addition, the bank generally provides for a minimum required rate of interest in its variable rate loans. We believe that having senior management on-site allows for an enhanced local presence and rapid decision-making that attracts borrowers. The Bank’s legal lending limit to any one borrower is 15% of capital for most loans ($12.4 million) and 25% of capital for loans secured by readily marketable collateral ($20.7 million). At September 30, 2012, the Bank’s largest borrower had an aggregate borrowing outstanding of $11.4 million. The largest single loan outstanding at the Bank at September 30, 2012 was $9.1 million.

Our business model includes using industry best practices for community banks, including personalized service, state-of-the-art technology and extended hours. We believe that this will generate deposit accounts with somewhat larger average balances than are found at many other financial institutions. We also use pricing techniques in our efforts to attract banking relationships having larger than average balances.

Competition

The banking business is highly competitive. We face substantial immediate competition and potential future competition both in attracting deposits and in originating loans. We compete with numerous commercial banks, savings banks and savings and loan associations, many of which have assets, capital and lending limits larger than those that we have or will have upon completion of this offering. Other competitors include money market mutual funds, mortgage bankers, insurance companies, stock brokerage firms, regulated small loan companies, credit unions and issuers of commercial paper and other securities.

Our larger competitors have greater financial resources to finance wide-ranging advertising campaigns.

Additionally, we endeavor to compete for business by providing high quality, personal service to customers, customer access to our decision-makers and competitive interest rates and fees. We seek to hire and retain quality employees who desire greater responsibility than may be available working for a larger employer. Additionally, the local real estate and other business activities of our Directors help us develop business relationships by increasing our profile in our communities.

In the financial services industry in recent years, intense market demands, technological and regulatory changes and economic pressures have eroded industry classifications that were once clearly defined. As a result of increased competition, existing banks have been forced to diversify their services, increase rates paid on deposits and become more cost effective. Corresponding changes in the regulatory framework have resulted in increasing homogeneity in the financial services offered by financial institutions. Some of the results of those market dynamics in the financial services industry include an increase in the number of new bank and non-bank competitors and increased customer awareness of product and service differences among competitors. Those results may be expected to affect our business prospects.

Bank Premises

The Bank leases its main office and seven branch locations. The Bank’s headquarters and main branch is a three story brick and glass building located on Sylvan Avenue in Englewood Cliffs, in the heart of Englewood Cliffs’ commercial business district, easily accessible from major highways including Route 80, the New Jersey Turnpike and the Palisades Parkway. In addition, Sylvan Avenue is a major north-south corridor and approach to the George Washington Bridge.

•

The Lemoine Avenue, Fort Lee office is located at 1620 Lemoine Avenue in a strip mall on a major north south through way in the center of town. The strip mall has seven parking spaces, two of which are dedicated to the Bank.

•

The Palisades Avenue, Fort Lee office is located at 899 Palisades Avenue on the corner of Palisades Avenue and Columbia Avenue which is right on the border with Cliffside Park. This location features a drive-through and on site parking. This branch was a former Bridgeview Bank branch location and is familiar to many of our customers who had banked there in the past.

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The Cresskill office is located at One Union Avenue in Cresskill, a prominent corner location on Piermont and Union Avenues in the heart of Cresskill. The facility has a drive-through and on site parking.

•

The Hackensack office is located at the intersection of Essex Street and Railroad Avenue, is a high visibility location between the County Courthouse and Hackensack University Medical Center. This facility has a two lane drive-through and plenty of parking. It is convenient to all the major highways, and especially to the legal and medical professions in the area.

•	The West New York office is located at the intersection of Park Avenue and 60th Street. The facility has a drive-through and onsite parking, a rarity in the Hudson County Market.

•

The Ridgewood office is located on Ridgewood Avenue. The facility is located in a highly visible position between the Post Office and Starbucks in downtown Ridgewood. This branch was formerly a branch of Citizens Community Bank; we acquired it from FDIC receivership in May 2009 when we entered into a purchase and assumption agreement with the FDIC to acquire certain assets and assume certain liabilities of the failed bank.

•	The Holmdel office is located at 963 Holmdel Road. The facility is located one block from Main St., has a two lane drive-through and shares a location with a prominent local realtor.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any such legal proceeding the resolution of which we believe would have a material adverse effect on our business, operating results, financial condition or cash flow.

SUPERVISION AND REGULATION

We are a bank holding company within the meaning of the BHCA. As a bank holding company, we are subject to regulation and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). In addition, the Bank is subject to examination and supervision by the FDIC, as the insurer of our deposits, and the New Jersey Department of Banking and Insurance, as the chartering entity of the Bank.

Recently Enacted Regulatory Reform

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which imposes new restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions. Although the Dodd-Frank Act is primarily aimed at the activities of investment banks and large, national commercial banks, many of the provisions of the Dodd-Frank Act will impact the operations of community banks like the Bank. The following discussion summarizes significant aspects of the new law that may affect the Bank and the Company. Many regulations implementing these changes have not been promulgated, so we cannot determine the full impact on our business and operations at this time.

The following aspects of the financial reform and consumer protection act are related to the operations of the Bank:

•

A new independent consumer financial protection bureau was established within the Federal Reserve, empowered to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws. However, smaller financial institutions, like the Bank, are subject to the supervision and enforcement of their primary federal banking regulator with respect to the federal consumer financial protection laws.

•	Tier 1 capital treatment for “hybrid” capital items like trust preferred securities is eliminated subject to various grandfathering and transition rules.

•	The prohibition on payment of interest on demand deposits was repealed, effective July 21, 2011.

•	Deposit insurance is permanently increased to $250,000 and unlimited deposit insurance for noninterest-bearing transaction accounts extended through the end of 2012.

•	The deposit insurance assessment base calculation now equals the depository institution’s total assets minus the sum of its average tangible equity during the assessment period.

•

The minimum reserve ratio of the Deposit Insurance Fund increased to 1.35 percent of estimated annual insured deposits or assessment base; however, the FDIC is directed to “offset the effect” of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion.

The following aspects of the financial reform and consumer protection act are related to the operations of the Company:

•

The Federal Deposit Insurance Act was amended to direct federal regulators to require depository institution holding companies to serve as a source of strength for their depository institution subsidiaries.

•

The Securities and Exchange Commission is authorized to adopt rules requiring public companies to make their proxy materials available to shareholders for nomination of their own candidates for election to the board of directors.

•

Public companies are now required to provide their shareholders with a non-binding vote: (i) at least once every three years on the compensation paid to executive officers, and (ii) at least once every six years on whether they should have a “say on pay” vote every one, two or three years.

•

A separate, non-binding shareholder vote is now required regarding golden parachutes for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments.

•

Securities exchanges are now required to prohibit brokers from using their own discretion to vote shares not beneficially owned by them for certain “significant” matters, which include votes on the election of directors, executive compensation matters, and any other matter determined to be significant.

•

Stock exchanges are prohibited from listing the securities of any issuer that does not have a policy providing for (i) disclosure of its policy on incentive compensation payable on the basis of financial information reportable under the securities laws, and (ii) the recovery from current or former executive officers, following an accounting restatement triggered by material noncompliance with securities law reporting requirements, of any incentive compensation paid erroneously during the three-year period preceding the date on which the restatement was required that exceeds the amount that would have been paid on the basis of the restated financial information.

•	Disclosure in annual proxy materials will be required concerning the relationship between the executive compensation paid and the financial performance of the issuer.

•

Item 402 of Regulation S-K will be amended to require companies to disclose the ratio of the Chief Executive Officer’s annual total compensation to the median annual total compensation of all other employees.

•	Smaller reporting companies are exempt from complying with the internal control auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Holding Company Supervision and Regulation

General

As a bank holding company registered under the Bank Holding Company Act (the “BHCA”), the Company is subject to the regulation and supervision applicable to bank holding companies by the Federal Reserve. The Company is required to file with the Federal Reserve annual reports and other information regarding its business operations and those of its subsidiaries.

The BHCA requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of any other bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such company’s voting shares), or (iii) merge or consolidate with any other bank holding company. The Federal Reserve will not approve any acquisition, merger, or consolidation that would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial resources and future prospects of the companies and the banks concerned, together with the convenience and needs of the community to be served, when reviewing acquisitions or mergers.

Among other things, the BHCA requires regulatory filings by a stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. The determination whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, a party is deemed to control a depository institution or other company if the party owns or controls 25% or more of any class of voting stock. A party may be presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting stock. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. If a party’s ownership of the Company were to exceed certain thresholds, the investor could be deemed to “control” the Company for regulatory purposes. This could subject the investor to regulatory filings or other regulatory consequences.

The Bank Holding Company Act generally prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries, unless such non-banking business is determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

The Bank Holding Company Act was substantially amended through the Gramm-Leach Bliley Financial Modernization Act of 1999 (“Financial Modernization Act”). The Financial Modernization Act permits bank holding companies and banks, which meet certain capital, management and Community Reinvestment Act standards to engage in a broader range of non-banking activities. In addition, bank holding companies that elect to become financial holding companies may engage in certain banking and non-banking activities without prior Federal Reserve approval. Finally, the Financial Modernization Act imposes certain privacy requirements on all financial institutions and their treatment of consumer information. At this time, the Company has elected not to become a financial holding company, as it does not engage in any activities that are not permissible for banks.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance fund in the event the depository institution becomes in danger of default. Under provisions of the Federal Deposit Insurance Act, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such requirement. The Federal Reserve also has the authority under the Bank Holding Company Act to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Capital Adequacy Guidelines for Bank Holding Companies

The Federal Reserve has adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. These requirements apply on a consolidated basis to bank holding companies with consolidated assets of $500 million or more and to certain bank holding companies with less than $500 million in consolidated assets if they are engaged in substantial non-banking activities or meet certain other criteria.

In addition to the risk-based capital guidelines, the Federal Reserve has adopted a minimum Tier I capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier I capital to average total consolidated assets of at least 3% in the case of a bank holding company that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum. This minimum leverage requirement only applies to bank holding companies on a consolidated basis if the risk based capital requirements discussed above apply.

These capital requirements are substantially similar to those imposed on the Bank under FDIC regulation. See “SUPERVISION AND REGULATION – Supervision and Regulation of the Bank – Capital Adequacy Guidelines.”

Payment of Dividends

The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Federal Reserve’s regulations also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

Limitations on Transactions with Affiliates

Transactions between a bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank includes any company or entity which controls the bank or that is controlled by a company that controls the bank. In a holding company context, the parent holding company of a bank (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Section 23A (i) limits the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such bank’s capital stock and surplus, and (ii) contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to “covered transactions” as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least favorable, to the bank or subsidiary as those provided to a non-affiliate. The term “covered transaction” includes the making of loans to, purchase of assets from, issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a bank to an affiliate.

In addition, Sections 22(h) and (g) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, an executive officer and a greater than 10% stockholder of a bank, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the bank’s loans to one borrower limit (generally equal to 15% of the bank’s unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a bank to all insiders cannot exceed the bank’s unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 generally established a comprehensive framework to modernize and reform the oversight of public company auditing, improve the quality and transparency of financial reporting by those companies and strengthen the independence of auditors. Among other things, the legislation (i) created a public company accounting oversight board which is empowered to set auditing, quality control and ethics standards, to inspect registered public accounting firms, to conduct investigations and to take disciplinary actions, subject to SEC oversight and review; (ii) strengthened auditor independence from corporate management by, among other things, limiting the scope of consulting services that auditors can offer their public company audit clients; (iii) heightened the responsibility of public company directors and senior managers for the quality of the financial reporting and disclosure made by their companies; (iv) adopted a number of provisions to deter wrongdoing by corporate management; (v) imposed a number of new corporate disclosure requirements; (vi) adopted provisions which generally seek to limit and expose to public view possible conflicts of interest affecting securities analysts; and (vii) imposed a range of new criminal penalties for fraud and other wrongful acts, as well as extended the period during which certain types of lawsuits can be brought against a company or its insiders.

Supervision and Regulation of the Bank

As a New Jersey-chartered commercial bank, the Bank is subject to the regulation, supervision, and control of the New Jersey Department of Banking and Insurance (the “Banking Department”). As an FDIC-insured institution, the Bank is subject to regulation, supervision and control of the FDIC, an agency of the federal government. The regulations of the FDIC and the Banking Department affect virtually all of the Bank’s activities, including the minimum level of capital, the ability to pay dividends, the ability to expand through new branches or acquisitions and various other matters.

Insurance of Deposits

The deposits of the Bank are insured by the Deposit Insurance Fund, which is administered by the FDIC. The Dodd-Frank Act permanently increased deposit insurance on most accounts to $250,000. In addition, pursuant to Section 13(c)(4)(G) of the Federal Deposit Insurance Act, the FDIC has implemented two temporary programs to provide deposit insurance for the full amount of most noninterest bearing transaction deposit accounts and to guarantee certain unsecured debt of financial institutions and their holding companies. Under the unsecured debt program, the FDIC’s guarantee expires on the earlier of the maturity date of the debt or December 31, 2012. The Bank does not participate in this program. The unlimited deposit insurance for non-interest-bearing transaction accounts was extended by the recently enacted legislation through the end of 2012 for all insured institutions without a separate insurance assessment (but the cost of the additional insurance coverage will be considered under the risk-based assessment system).

The FDIC’s risk-based premium system provides for quarterly assessments. Each insured institution is placed in one of four risk categories depending on supervisory and capital considerations. Within its risk category, an institution is assigned to an initial base assessment rate which is then adjusted to determine its final assessment rate based on its brokered deposits, secured liabilities and unsecured debt. The FDIC recently amended its deposit insurance regulations (1) to change the assessment base for insurance from domestic deposits to average assets minus average tangible equity and (2) to lower overall assessment rates. The revised assessments rates are between 2.5 to 9 basis points for banks in the lowest risk category and between 30 to 45 basis points for banks in the highest risk category. The amendments became effective during the second quarter of 2011 and reduced the Bank’s insurance premium expense.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize a predecessor to the Deposit Insurance Fund. The assessment rate for the fourth quarter of fiscal 2012 was .00165% of insured deposits and is adjusted quarterly. These assessments will continue until the Financing Corporation bonds mature in 2019.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of the Bank’s deposit insurance.

Interstate Acquisitions

The Interstate Banking Act allows federal regulators to approve mergers between adequately capitalized banks from different states regardless of whether the transaction is prohibited under any state law, unless one of the banks’ home states has enacted a law expressly prohibiting out-of-state mergers before June 1997. This act also allows a state to permit out-of-state banks to establish and operate new branches in that state. The State of New Jersey has not “opted out” of this interstate merger provision. Therefore, the federal provision permitting interstate acquisitions applies to banks chartered in New Jersey. New Jersey law, however, retained the requirement that an acquisition of a New Jersey institution by a New Jersey or a non-New Jersey -based holding company must be approved by the Banking Department. The Interstate Banking Act also allows a state to permit out-of-state banks to establish and operate new branches in this state. New Jersey law permits an out of state banking institution to establish additional branch offices in New Jersey if the out of state banking institution has at least one existing branch office location in New Jersey and complies with certain other requirements.

Dividend Rights

Under the New Jersey Corporation Act, we are permitted to pay cash dividends provided that the payment does not leave us insolvent. As a bank holding company under the BHCA, we would be prohibited from paying cash dividends if we are not in compliance with any capital requirements applicable to it. However, as a practical matter, for so long as our major operations consist of ownership of the Bank, the Bank will remain our source of dividend payments, and our ability to pay dividends will be subject to any restrictions applicable to the Bank.

Under the New Jersey Banking Act of 1948, as amended, dividends may be paid by the Bank only if, after the payment of the dividend, the capital stock of the Bank will be unimpaired and either the Bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the Bank’s surplus. The payment of dividends is also dependent upon the Bank’s ability to maintain adequate capital ratios pursuant to applicable regulatory requirements.

We have not paid cash dividends on our shares of common stock since the formation of the Bank in 2005, and expect that we will continue to use our earnings to augment our capital base, rather than for cash dividends.

Capital Adequacy Guidelines

The FDIC has promulgated risk-based capital guidelines that are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under those guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Bank assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Those computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year), have a 50% risk weighting. Short-term commercial letters of credit have a 20% risk weighting, and certain short-term unconditionally cancelable commitments have a 0% risk weighting.

The minimum ratio of total capital to risk-weighted assets required by FDIC regulations (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be “Tier 1 Capital,” consisting of common stockholders’ equity and qualifying preferred stock or hybrid instruments, less certain goodwill items and other intangible assets. The remainder (“Tier 2 Capital”) may consist of (a) the allowance for loan losses of up to 1.25% of risk weighted assets, (b) excess of qualifying preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 Capital. Total capital is the sum of Tier 1 and Tier 2 Capital less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the FDIC (determined on a case-by-case basis or as a matter of policy after formal rules-making).

In addition to the risk-based capital guidelines, the FDIC has adopted a minimum Tier 1 Capital (leverage) ratio, under which a bank must maintain a minimum level of Tier 1 Capital to average total consolidated assets of at least 3% in the case of a bank that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other banks are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum.

The Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, adopted Basel III in September 2010, which constitutes a strengthened set of capital requirements for banking organizations in the United States and around the world. Basel III is currently the subject of notices of proposed rulemakings released in June of 2012 by the respective U.S. federal banking agencies. The comment period for these notices of proposed rulemakings ended on October 22, 2012. Basel III is intended to be implemented beginning January 1, 2013 and to be fully-phased in on a global basis on January 1, 2019. Basel III would require a minimum amount of capital to be held in the form of tangible common equity, generally increase the required capital ratios, phase out certain kinds of intangibles treated as capital and certain types of instruments and change the risk weightings of assets used to determine required capital ratios. In addition, institutions that seek the freedom to make capital distributions and pay discretionary bonuses to executive officers without restriction must also maintain 2.5% in common equity attributable to a capital conservation buffer to be phased in from January 1, 2016 until January 1, 2019. However, on November 9, 2012, the U.S. federal banking agencies announced that they do not expect that any of the proposed rules would become effective on January 1, 2013. They did not indicate the likely new effective date.

These provisions, as well as any other aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, may impact the profitability of our business activities and may change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect our business, financial condition and results of operations.

Prompt Corrective Action

Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies (including the FDIC) have adopted substantially similar regulations to implement Section 38 of the FDIA. Under the regulations, a bank shall be deemed to be (i) “well capitalized” if it has total risk-based capital of 10.0% or more, has a Tier 1 risk-based ratio of 6.0% or more, has a Tier 1 leverage capital ratio of 5.0% or more and is not subject to any order or final capital directive to meet and maintain a specific capital level for any capital measure, (ii) “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more and a Tier 1 leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well capitalized”, (iii) “undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0% or a Tier 1 leverage capital ratio that is less than 4.0% (3.0% under certain circumstances), (iv) “significantly undercapitalized” if it has a total risk-based ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a Tier 1 leverage capital ratio that is less than 3.0%, and (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Section 38 of the FDIA and the regulations promulgated thereunder also specify circumstances under which the FDIC may reclassify a well capitalized bank as adequately capitalized and may require an adequately capitalized bank or an undercapitalized bank to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized bank as critically undercapitalized). At September 30, 2012, the Bank was in the “well capitalized” category.

Activities and Investments of Insured State-Chartered Banks

Section 24 of the FDIA generally limits the activities and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary, (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets, (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions, and (iv) acquiring or retaining the voting shares of a depository institution if certain requirements are met.

Pursuant to FDIC regulations promulgated under Section 24 of the FDIA, insured banks engaging in impermissible activities may seek approval from the FDIC to continue such activities. Banks not engaging in such activities but that desire to engage in otherwise impermissible activities may apply for approval from the FDIC to do so; however, if such bank fails to meet the minimum capital requirements or the activities present a significant risk to the FDIC insurance funds, such application will not be approved by the FDIC.

Safety and Soundness

The federal banking agencies, including the FDIC, have implemented rules and guidelines concerning standards for safety and soundness required pursuant to Section 39 of the FDIA. In general, the standards relate to (1) operational and managerial matters; (2) asset quality and earnings; and (3) compensation. The operational and managerial standards cover (a) internal controls and information systems, (b) internal audit systems, (c) loan documentation, (d) credit underwriting, (e) interest rate exposure, (f) asset growth, and (g) compensation, fees and benefits. Under the asset quality and earnings standards, the Bank is required to establish and maintain systems to (i) identify problem assets and prevent deterioration in those assets, and (ii) evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital reserves. Finally, the compensation standard states that compensation will be considered excessive if it is unreasonable or disproportionate to the services actually performed by the individual being compensated. The federal banking agencies have also adopted asset quality and earnings standards. If an insured state-chartered bank fails to meet any of the standards promulgated by regulation, then such institution will be required to submit a plan within 30 days to the FDIC specifying the steps it will take to correct the deficiency. In the event that an insured state-chartered bank fails to submit or fails in any material respect to implement a compliance plan within the time allowed by the federal banking agency, Section 39 of the FDIA provides that the FDIC must order the institution to correct the deficiency and may (1) restrict asset growth; (2) require the bank to increase its ratio of tangible equity to assets; (3) restrict the rates of interest that the bank may pay; or (4) take any other action that would better carry out the purpose of prompt corrective action. The Bank believes that it has been and will continue to be in compliance with each of the standards as they have been adopted by the FDIC.

Regulatory Enforcement Authority

Federal banking regulators have substantial enforcement authority over the financial institutions that they regulate including, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Except under certain circumstances, federal law requires public disclosure of final enforcement actions by the federal banking agencies.

Federal Reserve System

The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. The required reserves must be maintained in the form of vault cash or an account at a Federal Reserve Bank. At December 31, 2012, the Bank was in compliance with its reserve requirements.

Community Reinvestment Act

All insured depository institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. An institution’s failure to comply with the provisions of the Community Reinvestment Act could result in restrictions on its activities. The Bank received a “satisfactory” Community Reinvestment Act rating in its most recently completed examination.

Privacy Requirements of the Gramm-Leach-Bliley Act

Federal law places limitations on financial institutions like the Bank regarding the sharing of consumer financial information with unaffiliated third parties. Specifically, these provisions require all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of personal financial information with unaffiliated third parties. The Bank currently has a privacy protection policy in place and believes such policy is in compliance with the regulations.

Anti-Money Laundering

Federal anti-money laundering rules impose various requirements on financial institutions intended to prevent the use of the U.S. financial system to fund terrorist activities. These provisions include a requirement that financial institutions operating in the United States have anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations. The Bank has established policies and procedures to ensure compliance with the federal anti-laundering provisions.

MANAGEMENT

Pursuant to New Jersey law and our Certificate of Incorporation, oversight and supervision is vested in our Board of Directors. Our Certificate of Incorporation provides for a Board of from 1 to 25 members, with the exact number to be determined by the Board of Directors from time to time. The Board of Directors has currently fixed the number of Directors at 9.

The following sets forth information regarding our executive officers and directors as of the date of this prospectus. Each director who was a founding organizer of the Bank has served on the Board of Directors of the Bank since its formation in 2005, and on the Board of Directors of the Company since it was formed in 2008.

Board of Directors

Frank Sorrentino III, Chairman of the Board and Chief Executive Officer, 51: Mr. Sorrentino was one of the founding organizers of the Bank, has served as our Chairman since our founding, and has been our Chief Executive Officer since 2007. Prior to becoming an officer of the Company and the Bank, Mr. Sorrentino was a builder and construction manager in Bergen County. Through his business contacts in our market, Mr. Sorrentino has been able to bring customers and investors to the Company, and his real estate experience in our market is of great value to the Board. In addition, as the Company’s senior operating officer, his insight on the Company’s operations is invaluable to the Board.

Stephen Boswell, Lead Independent Director, 59: Mr. Boswell was a founding organizer of the Bank. His firm, Boswell Engineering, Inc., for which he has served as President and Chief Executive Officer since 1990, is involved in many projects in our market. Through his business activities, Mr. Boswell has a strong sense of business conditions in our market that is invaluable to the Board.

Frank Baier, Director, 47: Prior to joining the Board in October of 2012, Mr. Baier served as our Executive Vice President and Chief Financial Officer from July 2011 through September 2012. He currently serves as Executive Vice President and Chief Financial Officer of Continental Grain Company, a diversified operating and investment company. Mr. Baier has an extensive background in finance, including service as Executive Vice President and Chief Financial Officer of Independence Community Bank Corp. from June 2001 until September 2005, Chief Financial Officer and Chief Accounting Officer of Securities Industry and Financial Markets Association from June until September of 2008, Special Advisor to Washington Mutual from September 2008 until October 2008, Chief Financial Officer of Capital Access Network, Inc from February 2009 until February 2010, and a Partner at Columbia Financial Partners LP, from May 2010 until June 2011. Mr. Baier also currently serves as a Board Member of the Summit Police Athletic League. Mr. Baier’s extensive background and understanding of finance proves invaluable to the Board.

Frank Cavuoto, Director, 61: Mr. Cavuoto was a founding organizer of the Bank. He has been a certified public accountant for over 30 years and has owned Frank J. Cavuoto & Co since 2003. His accounting experience and his leadership of the Audit Committee are invaluable to the Board.

Dale Creamer, Director, 50: Mr. Creamer was a founding organizer of the Bank. Mr. Creamer has served as Vice President of J. Fletcher Creamer & Son, Inc., a construction company, for more than ten years. As a leading businessman in the Bergen County area, Mr. Creamer brings valuable insight into the market conditions of the surrounding communities.

Steven M. Goldman, Director, 61: Mr. Goldman’s experience both as a practicing attorney and, from March 2006 until July 2009, as the Commissioner of the New Jersey Department of Banking and Insurance, allow him to provide the Board with valuable insight on matters of corporate governance, regulatory compliance and relations and structuring of transactions. Mr. Goldman has served as a Partner at the law firm of Kramer Levin Naftalis & Frankel LLP since July 2009. Mr. Goldman joined the Board in 2011.

Frank Huttle III, Director, 57: Mr. Huttle was a founding organizer of the Bank. He has over 30 years of experience in the insurance, mortgage banking and real estate industries formerly as a practicing attorney and partner at DeCotiis, Fitzpatrick and Cole, prior to taking his current position, and as a certified public accountant and Partner at Touche Ross & Co. Mr. Huttle has served as Executive Vice President and General Counsel to Hudson Media, Inc., a diversified magazine service and holding company since February, 2010. His experience as a transactional attorney and as a businessman in our market allows him to provide unique insight to the Board on a variety of matters, including current business conditions impacting our customers. Mr. Huttle also currently serves as the mayor of the Borough of Englewood, New Jersey.

Michael Kempner, Director, 54: Mr. Kempner was a founding organizer of the Bank. He has over 30 years of public relations and media experience and has served as President and Chief Executive Officer for MWW Group, Inc since 1985. His insight has assisted the Company in establishing and maintaining its public image, and he has helped guide the Bank’s marketing campaign.

Joseph Parisi, Jr., Director, 51: Mr. Parisi was a founding organizer of the Bank. Mr. Parisi has served as President and Chief Executive Officer of Otterstedt Insurance Agency since 1979, as well as Mayor for the Borough of Englewood Cliffs, New Jersey. His experience both in the insurance industry and as the Mayor of a town in our market allow him to provide valuable insight to the Board on conditions affecting our customers.

There are no arrangements between any of our directors and any other individuals pursuant to which he was selected as a director. No director is related to any other director or executive officer by blood, marriage, or adoption. No director is also a director of a company having a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940; ; except for (i) Frank Baier, who was a director of Doral Financial Corporation from 2007 until 2011, and (ii) Michael Kempner, who served as a director of Lighting Science Group Corporation from Janaury 2010 until May 2012.

Non-Director Executive Management

William S. Burns, Executive Vice President and Chief Financial Officer, 53: Prior to joining us in October of 2012, Mr. Burns was the Chief Financial Officer of Somerset Hills Bancorp, a bank holding company located in New Jersey, from April 2009 through September, 2012 and of The Trust Company of New Jersey, a commercial banking institution which was acquired by North Fork Bancorporation. Mr. Burns has over thirty years of experience in the financial services industry including senior positions at The Dime Savings Bank of New York, Summit Bank, The Bank of New York and Ten Rock Capital Fund, L.P. (from 2005-2009). Mr. Burns received an M.B.A. from the Stern School of Business at New York University and a B.S., cum laude, from Syracuse University.

Laura Criscione, Executive Vice President and Chief Compliance Officer, 44: With more than 22 years of experience in the banking industry, Ms. Criscione has extensive knowledge of banking operations, auditing procedures, and regulatory compliance and reporting. Prior to joining us in 2005, Ms. Criscione held previous roles in the banking industry, including service as Controller at Ridgewood Savings Bank of New Jersey, and Senior Vice President, Chief Financial Officer and Bank Secrecy Act Officer at NorCrown Bank. Prior to serving as our Executive Vice and Chief Compliance Officer, Ms. Criscione was our Chief Financial Officer and, subsequently, our Chief Operations Officer.

Elizabeth Magennis, Executive Vice President and Chief Lending Officer, 43: Ms. Magennis began her career with us in 2006 as a Commercial Loan Officer and was promoted to Chief Lending Officer in 2007. Previously, she was a Vice President and Commercial Loan Officer at Bergen Commercial Bank and an SBA Lender/Underwriter at Sovereign Bank. She has over 24 years of banking experience and graduated from Ramapo College with a B.S. in Psychology and St. John’s University with an A.S. in Business Administration.

Peter Tomasi, Chief Credit Officer, 63: Mr. Tomasi received his BSIE from the New Jersey Institute of Technology, and an MBA from Seton Hall University in Finance. He received further training from the National Commercial Lending School, the National Commercial Lending Graduate School, and the University of Virginia, Darden Graduate School of Business, Commercial Lending Decisions in addition to many other programs. He has 40 years experience in Credit and Lending. During the last 10 years he has served as our Chief Credit Officer, Senior Credit Officer for Valley National Bank from 2005 until 2008, and Chief Credit Officer for Hudson Valley Bank from 2008 until 2010. He was a member of the Board of Directors for the Federation of Credit and Financial Professionals (NACM) from 1998 until 2009; and is a member of the Board of Advisors for NJIT’s Dorman Honors College since 1998.

Aditya Kishore, Chief Technology/Operations Officer, 49: Prior to joining us in January 2013, he served as Chief Operations and Chief Information Officer for Carver Federal Savings Bank from February 2011 until January 2013. Prior to his service at Carver, Mr. Kishore served as the Chief Operations and Chief Information Officer of Hanover Community Bank from August 2009 through February 2011. Mr. Kishmore served as Chief of Banking Products at Fidelity National Information Services, a financial institution technology service provider from July 2008 to July 2009, and he served as the Chief Information Officer of Mutual Bank of Chicago, Illinois, from 2005 to 2008.

Independence

A majority of the Board consists of individuals who are “independent” under the Nasdaq listing standards. In making this determination with regard to Board member Michael Kempner, the Board considered the fact that the Company and the Bank have used Mr. Kempner’s firm, MWW Group, to provide advertising and public relations assistance and advice. The Board considered, among other factors, the fees paid to MWW Group as a percentage of the firm’s total revenue (less than 1%) and Mr. Kempner’s personal income and determined that the engagement of MWW Group did not interfere with Mr. Kempner’s exercise of independent judgment in carrying out the responsibilities of a director. In addition, the Board has considered the fact that several directors, including Messrs. Boswell, Creamer, Cavuoto, Huttle, Kempner and Parisi, each own a direct or indirect interest in a limited liability company which acts as a landlord for two of the Bank’s branches. See – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. The Board has concluded that based on each director’s respective interest in the rental payments compared to their overall net worth and cash, membership in such limited liability company does not interfere with their exercise of independent judgment in carrying out the responsibilities of a director Mr. Sorrentino, who serves as the Chairman and Chief Executive Officer is not independent, nor is Mr. Baier, since he recently served as the Chief Financial Officer of the Company. Stockholders wishing to communicate directly with the independent members of the Board of Directors may send correspondence to ConnectOne Bancorp, Inc., attn.: Stephen Boswell, Lead Independent Director, 301 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Diversity Statement

Although we have not adopted a formal policy on diversity, the Board considers diversity when selecting candidates for board service. When the Board determines there is a need to fill a director position, we begin to identify qualified individuals for consideration. We seek individuals that possess skill sets that a prospective director will be required to draw upon in order to contribute to the Board, including professional experience, education, and local knowledge. While education and skills are important factors, we also consider how candidates will contribute to the overall balance of the Board, so that we will benefit from directors with different perspectives, varying view points and wide-ranging backgrounds and experiences. We view and define diversity in its broadest sense, which includes gender, ethnicity, education, experience and leadership qualities.

Code of Conduct

The Board of Directors has adopted a Code of Conduct governing our Chief Executive Officer and senior financial officers, as required by the Sarbanes-Oxley Act and SEC regulations, as well as the Board of Directors and other senior members of management. Our Code of Business Conduct governs such matters as conflicts of interest, use of corporate opportunity, confidentiality, compliance with law and the like. Our Code of Ethics is available on our website at www.njcb.com.

Board Leadership; Lead Independent Director

The Board of Directors has appointed Mr. Sorrentino as both the Company’s Chief Executive Officer and Chairman of the Board. The Board believes that the combination of these two roles provides more consistent communication and coordination throughout the organization, which results in a more effective and efficient implementation of corporate strategy, and is important in unifying the Company’s strategy behind a single vision. Our Board has also appointed Mr. Stephen Boswell, an independent director, to serve as Lead Independent Director of the Board. As Lead Independent Director, Mr. Boswell presides over all Board meetings when the Chairman is not present, and presides over meetings of the non-management directors held in executive session. The Lead Independent Director has the responsibility of meeting and consulting with the Chairman and Chief Executive Officer on Board and committee meeting agendas, acting as a liaison between management and the non-management directors, including maintaining frequent contact with the Chairman and Chief Executive and advising him on the efficiency of the Board meetings, and facilitating teamwork and communication between the non-management directors and management.

Risk Oversight

Risk is an inherent part of the business of banking. Risks faced by the Bank include credit risk relating to its loans and interest rate risk related to its entire balance sheet. The Board of Directors oversees these risks through the adoption of policies and by delegating oversight to certain committees, including the Audit Committee and the Loan and Asset/Liability Committees of the Bank. These committees exercise oversight by establishing a corporate environment that promotes timely and effective disclosure, fiscal accountability and compliance with all applicable laws and regulations.

Committees of Our Board of Directors

Audit Committee. We maintain an Audit Committee. The Audit Committee is responsible for the selection of the independent registered public accounting firm for the annual audit and to establish, and oversee the adherence to, a system of internal controls. The Audit Committee reviews and accepts the reports of our independent auditors and regulatory examiners. The Audit Committee arranges for an annual audit through its registered independent public accounting firm, evaluates and implements the recommendations of the auditors as well as interim audits performed by our outsourced internal auditors, receives all reports of examination by bank regulatory agencies, analyzes such regulatory reports, and reports to the Board the results of its analysis of the regulatory reports. The Audit Committee met four times during 2011. The Board of Directors has adopted a written charter for the Audit Committee which is available on our website at www.njcb.com. The Audit Committee currently consists of Frank Cavuoto (Chair), Stephen Boswell and Frank Huttle, all of whom are “independent” under the Nasdaq listing standards and meet the independence standards of the Sarbanes-Oxley Act. Although Mr. Cavuoto is a certified public accountant and has extensive experience in financial matters, it has not been determined by the Board that he is a “financial expert”, as such term is defined by SEC regulations.

Compensation Committee. The Compensation Committee consists of directors Stephen Boswell (Chair), Steven Goldman and Joseph Parisi. Each member of the Compensation Committee is independent, as such term is defined in the Nasdaq listing standards. The purpose of the Compensation Committee is to review senior management’s performance and determine compensation, and review and set guidelines for compensation of all employees. The Compensation Committee does not delegate its authority regarding compensation. Mr. Sorrentino our Chairman and Chief Executive Officer, provides input to the Committee regarding the compensation of our executive officers. In 2011, the Compensation Committee engaged Compensation Resources, Inc. to undertake an assessment of the Company’s executive compensation program and a competitive market study of the Company’s Board compensation. In 2011, the Compensation Committee met twice. The Board of Directors has adopted a written charter for the Compensation Committee which is available on our website at www.njcb.com.

Nominating and Corporate Governance Committee. The Company has a Nominating and Corporate Governance Committee consisting of Directors Michael Kempner (Chair), Frank Huttle and Dale Creamer. Each member of the Compensation Committee is independent, as such term is defined in the Nasdaq listing standards. The Nominating and Corporate Governance Committee has responsibility for identifying and evaluating candidates for director and recommending the nomination of directors to the full Board. This Committee:

•	Reviews and assesses the adequacy of our corporate governance guidelines, personal codes of conduct and related internal policies and guidelines; and

•	Assists the Board in interpreting and applying corporate governance guidelines, and recommends any proposed changes to the Board of Directors for approval.

The Nominating and Corporate Governance Committee was first formed in late 2012.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee “interlocks,” which generally means that no executive officer of the Company or the Bank served as a director or member of the compensation committee of another entity, one of whose executive officers serves as a director or member of the Compensation Committee.

EXECUTIVE COMPENSATION

The following table sets forth for the prior two years the compensation paid to our Chief Executive Officer and up to three other most highly compensated executive officers earning in excess of $100,000 (the “named executive officers”) as of the fiscal year ended December 31, 2012.

Name and principal position	Year	Salary ($)		Bonus ($)	Stock awards ($) (2)	Option awards ($)(3)	All other compensation ($)		Total ($)
Frank Sorrentino III,	2012	410,000		185,000	92,500	92,500	15,993	(1)	795,993
Chairman and Chief Executive Officer	2011	370,000		164,062	72,187	—	15,000	(1)	621,249
	2010	350,000		96,250	—	—	9,000		455,250
William S. Burns,	2012	60,000	(4)	—	37,057	—	2,271		99,328
Chief Financial Officer
Laura Criscione,	2012	199,000		45,732	15,244	15,244	9,178		284,398
Chief Operations Officer	2011	190,550		50,616	9,324	—	9,000		259,490
	2010	185,000		41,580	—	—	6,000		232,580
Elizabeth Magennis,	2012	184,000		42,000	14,000	14,000	9,158		263,158
Chief Lending Officer	2011	175,000		33,060	6,090	—	—		214,150
	2010	145,000		17,000	—	—	6,000		158,000
Peter Tomasi	2012	156,000		32,400	6,300	6,300	9,000		210,000
Chief Credit Officer	2011	150,000		12,840	—	—	9,000		171,890
	2010	67,500		—	—	—	—		67,500

(1)	Represents a car allowance
(2)	Awards of restricted stock are valued at the book value as of grant date, which is deemed to be fair value.
(3)	Represents the grant date fair value computed in accordance with FASB ASC Topic 718
(4)	Mr. Burns joined the Company in October, 2012 at an initial annual salary of $240,000.

Employment Agreement

The Company and the Bank are parties to employment agreements with Messrs Frank S. Sorrentino, III, our Chief Executive Officer, and Mr. William S. Burns, Chief Financial Officer.

The employment agreement with Mr. Sorrentino has an initial three-year term, and will automatically renew for one additional year unless any party provides written notice of its intention not to renew. Under the agreement, Mr. Sorrentino will receive an annual base salary of $475,000, subject to increase as determined by the Board. He will also be eligible to participate in the Company’s incentive plans and other benefit plans for executive officers. Under the agreement, the Company or Bank will reimburse Mr. Sorrentino for his reasonable business expenses, and provide him with a $1,250 monthly car allowance. In the event that Mr. Sorrentino’s employment is terminated without cause, he is entitled to receive a lump sum payment equal to the sum of (i) his then current base salary for the remaining term of the agreement, but no less than an amount equal to one year of base salary and (ii) the greater of the highest bonus paid to him over the prior 36 months, or the amount accrued for his bonus in the year of termination. In the event a merger, acquisition or change-in-control transaction after which Mr. Sorrentino does not continue employment at the resulting entity in substantially the same position, under substantially the same terms and conditions under which he was employed prior to the change in control, he will receive a severance payment equal to the sum of (i) the highest annual base salary paid to him over the prior 36 month period, and (ii) the greater of the highest bonus paid to him over the prior 36 months, or the amount accrued for his bonus in the year of termination, multiplied by two plus one twelfth for each year of service completed by Mr. Sorrentino after the effective date of his agreement, [January 1, 2013]. The severance benefits are subject to reduction in the event the benefits would constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended. Had a change in control occurred as of December 31, 2012, and had his contract then been in effect, Mr. Sorrentino would have been entitled to receive severance benefits of approximately $1,320,000.

The employment agreement with Mr. Burns has an initial two-year term, and will automatically renew for one additional year unless either party provides written notice of its intention not to renew. Under the agreement, Mr. Burns will receive an annual base salary of $240,000, subject to increase as determined by the Board. He will also be eligible to participate in the Company’s bonus plan for executive officers, with the potential to receive a bonus of 25%-50% of his base salary. Additionally, Mr. Burns received a sign-on bonus of 1,667 shares of the Company’s common stock, subject to vesting (fifty percent (50%) of the award vests on the first anniversary of employment, with the remainder vesting on the second anniversary of employment) and a cash payment of $25,000, to be paid on January 2, 2013, provided that Mr. Burns is still employed by the Company at that time. Finally, in the event the Company implements an equity compensation program in connection with this offering, Mr. Burns will be entitled to participate in the program and receive a grant equal to between 25% and 40% of the shares allocated for grant to our Chief Executive Officer under the program. Mr. Burns is also entitled to participate in all benefit programs of the Company and the Bank. Under the agreement, the Company or Bank will reimburse Mr. Burns for his reasonable business expenses, and provide him with a $750 monthly car allowance. In the event that Mr. Burns’s employment is terminated without cause, he is entitled to receive his then current monthly base salary for a period of one year, paid in a lump sum. In the event a merger, acquisition or change-of-control transaction after which Mr. Burns does not continue employment at the resulting entity, he will receive a severance payment equal fifteen (15) times his then current monthly Base Salary, plus an additional payment equal to his then current monthly Base Salary (or one-twelfth (1/12) of his then current annual Base Salary) for every additional year of service which the he has provided to the Company and the Bank. Any remaining unvested portion of the stock award discussed above will also vest. The severance benefits are subject to reduction in the event the benefits would constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended. Had a change in control occurred as of December 31, 2012, he would have been entitled to receive severance benefits of approximately $300,000.

Agreements upon Change in Control

Each of Mr. Sorrentino, Ms. Criscione and Ms. Magennis has entered into change of control agreements with the Company. Under these agreements, in the event of a reorganization, merger, consolidation or sale of all or substantially all of the assets of the Company, or any similar transaction which results in our shareholders holding less than a majority of the voting power of the resulting entity, the employee is to be employed by our successor for a period of twelve (12) months plus one month for each year of service following the change in control. In the event they are terminated without cause, or they resign for good reason (as both terms are defined in the agreements), they are entitled to a lump sum payment equal to their highest base salary and bonus over the past thirty-six (36) months, plus an additional payment equal to one month, at the same annual rate, for each year of service to the Company or its subsidiaries. They are also entitled to receive their benefits for a period of twelve (12) months after the change in control. Had a change in control occurred as of December 31, 2012, each of Ms. Criscione and Ms. Magennis would have been entitled to severance benefits of $371,800 and $342,333 (including the value of benefits to be paid), respectively.

Outstanding Equity Awards at Fiscal Year-End

Name	Option awards(1)				Stock awards(1)
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested (#) (2)
(a)	(b)	(c)	(e)	(f)	(g)		(h)
Frank Sorrentino III	30,000		$10.00	6/21/2015	5,199		118,069
	4,098		16.00	11/11/2016
	10,000		16.00	1/11/2018
	4,181		16.00	1/21/2018
	4,508		16.00	11/11/2018
	19,975		12.00	11/26/2018
	4,495		12.00	1/9/2019
	5,000		12.00	2/25/2019
		13,295	18.18	1/24/22
William S. Burns	—		—	—	1,667	(3)	37,857
Laura Criscione	10,000		10.00	6/21/2015	792		17,986
	1,200		12.50	5/23/2016
	2,386		16.00	1/11/2018
	3,000		16.00	1/21/2018
	2,007		12.00	1/9/2019
	1,500		12.00	2/25/2019
		2,160	18.18	1/24/22
Elizabeth Magennis	2,000		16.00	11/11/2016	672		15,261
	963		12.00	1/9/2019
		1,984	18.18	1/24/2022
Peter Tomasi	—	1,275	18.18	1/24/2022	—		—

(1)	All option and stock awards (other than those granted to Mr. Burns) were granted subject to a three year vesting requirement, with one-third of the award vesting on the first anniversary of the date of grant, one third of the award vesting on the second anniversary of the date of grant, and the final third vesting on the third anniversary of the date of grant.
(2)	Awards of restricted stock are valued at the book value as of the last date of the most recently completed reporting period.
(3)	One half of this grant vests on the first anniversary of the date of grant, and the second half vests on the second anniversary of the date of grant.

Director Compensation

Name	Fees earned or paid in cash	Option Awards	Restricted Stock awards	Total
	($)	($)	($)	($)
Frank Sorrentino III (1)	—	—	—	—
Stephen Boswell (2)(8)	28,550	2,500	3,000	34,050
Frank Cavuoto (3)(8)	28,250	2,500	3,000	34,750
Dale Creamer (4)(8)	24,050	2,500	3,000	29,550
Steven M. Goldman (8)	24,550	2,500	3,000	31,050
Frank Huttle III (5)(8)	20,450	2,500	3,000	30,990
Michael Kempner (6)(8)	22,450	2,500	3,000	27,950
Joseph Parisi, Jr.(7)(8)	24,150	2,500	3,000	29,650

(1)	Mr. Sorrentino serves as an executive officer of the Company, and is compensated as an employee of the Company. He does not receive any additional compensation for serving on the Board of Directors. At December 31, 2012, Mr. Sorrentino held options to purchase 99,164 shares of common stock.
(2)	At December 31, 2012, Mr. Boswell held options to purchase 28,885 shares of common stock.
(3)	At December 31, 2012, Mr. Cavuoto held options to purchase 28,885 shares of common stock.
(4)	At December 31, 2012, Mr. Creamer held options to purchase 29,734 shares of common stock.
(5)	At December 31, 2012, Mr. Huttle held options to purchase 25,710 shares of common stock.
(6)	At December 31, 2012, Mr. Kempner held options to purchase 29,734 shares of common stock.
(7)	At December 31, 2012, Mr. Parisi held options to purchase 27,529 shares of common stock.
(8)	Each director was granted 165 restricted shares in 2012 with an aggregate grant date fair value of $3,000 each and options to purchase 607 shares valued in accordance with FASB ASC Topic 718 at $2,500.

We pay the non-employee members of the Bank’s Board a fee of $1,000 per Bank Board meeting attended and $850 per bank Board Committee meeting attended. Our Directors also participate in our equity compensation plans, although no grants were made in 2012. Each director was granted 165 restricted shares which vest one year from issuance and options to purchase 607 shares of the Company’s common stock at an exercise price of $18.18 per share. One third of the options vest after one year from issuance, one-third after two years from issuance and one-third after three years from issuance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 10, 2012 regarding the number of shares of common stock beneficially owned by all directors, and named executive officers described in the compensation table, and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the nominee living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or within sixty days. Beneficially owned shares also include shares over which the named person has sole or shared voting or investment power, shares owned by corporations controlled by the named person, and shares owned by a partnership in which the named person is a general partner. There are no stockholders other than those set forth below who are known to us who beneficially own 5% or more of our common stock.

Name	Common Stock		Percentage of Common Stock Beneficially Owned
Directors

Frank Sorrentino III	207,202	(1)	6.40%

Frank Baier	17,683	(8)	0.56%

Stephen Boswell	107,776	(2)	3.39%

Frank Cavuoto	85,006	(3)	2.67%

Dale Creamer	112,297	(4)	3.53%

Steven M. Goldman	23,542	(13)	0.75%

Frank Huttle III	93,502	(5)	2.94%

Michael Kempner	152,640	(6)	4.79%

Joseph Parisi, Jr.	101,581	(7)	3.19%

Executive Officers Who Are Not Directors

William S. Burns	1,667	(10)	0.05%

Laura Criscione	23,973	(9)	0.76%

Elizabeth Magennis	3,903	(11)	0.12%

Peter Tomasi	1,793	(12)	0.06%

As a Group (13 persons)	932,565		27.22%

(1)	Includes (i) 12,500 shares held in the name of Citigroup Global Markets f/b/o Frank Sorrentino III, IRA, (ii) 53,241 shares held in street name at Citigroup Global Markets, (iii) 2,011 shares held in trust for Mr. Sorrentino’s children, (iii) 82,257 shares purchasable upon the exercise of stock options, and (iv) 5,199 shares of restricted stock subject to forfeiture.
(2)	Includes (i) 28,278 shares purchasable upon the exercise of stock options; and (ii) 165 shares of restricted stock subject to forfeiture.

(3)	Includes (i) 3,725 shares held in the name of Citigroup Global Markets f/b/o Frank Cavuoto, IRA, (ii) 1,500 shares held in the name of Citigroup Global Markets f/b/o Patricia Cavuoto, IRA, (iii) 31,760 shares held in the name of Mr. Cavuoto’s spouse, (iv) 28,278 shares purchasable upon the exercise of stock options, and (v) 165 shares of restricted stock subject to forfeiture.
(4)	Includes (i) 4,375 shares held in the name of Mr. Creamer’s wife, (ii) 18,750 shares held by Mr. Creamer as custodian for his children, (iii) 6,250 shares held in the name of River Cousins, of which Mr. Creamer’s children are part owners in, (iv) 29,127 shares purchasable upon the exercise of stock options, and (v) 165 shares of restricted stock subject to forfeiture.
(5)	Includes (i) 1,250 shares held as trustee of the Melissa Sanzari Irrevocable Trust, (ii) 2,500 shares held as trustee of the Alfred L. Sanzari Irrevocable Trust, (iii) 14,487 shares held in the name of Citigroup Global Markets f/b/o Frank Huttle III, IRA, (iv) 3,375 shares held by Mr. Huttle and his wife in a joint tenancy, (v) 2,500 shares held as trustee of the Francesca Huttle 2004 Family Trust, (vi) 2,500 shares held as trustee of the Alexandra Huttle 2004 Family Trust, (vii) 5,031 shares held in the name of Mr. Huttle’s spouse, (viii) 25,103 shares purchasable upon the exercise of stock options, and (ix) 165 shares of restricted stock subject to forfeiture.
(6)	Includes (i) 29,127 shares purchasable upon the exercise of stock options, (ii) 22,982 common shares pledged as collateral for a loan, and (iii) 165 shares of restricted stock subject to forfeiture.
(7)	Includes (i) 10,000 shares held in the name of Hudson Real Estate Holding, LLC, of which Mr. Parisi is managing director and one-third owner , (ii) 11,296 shares held in the name of Otterstedt Insurance Agency, of which Mr. Parisi is part owner and (iii) 2,323 shares held by Mr Parisi as custodian for his children, (iv) 31,508 shares held at Bear Stearns Security Corp, (v) 26,922 shares purchasable upon the exercise of stock options and (vi) 165 shares of restricted stock subject to forfeiture.
(8)	Includes (i) 606 shares purchasable upon the exercise of stock options.
(9)	Includes (i) 300 shares held for her daughter, (ii) 20,093 shares purchasable upon the exercise of stock options, and (iii) 792 shares of restricted stock subject to forfeiture.
(10)	Includes 1,667 shares of restricted stock subject to forfeiture.
(11)	Includes (i) 2,963 shares purchasable upon the exercise of stock options, and (ii) 672 shares of restricted stock subject to forfeiture.
(12)	Includes 347 shares of restricted stock subject to forfeiture.
(13)	Includes (i) 425 shares purchasable upon the exercise of stock options, and (ii) 347 shares of restricted stock subject to forfeiture.

Other than as disclosed in the footnotes above, none of the shares disclosed in the table above are pledged as security for extensions of credit.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Bank has made in the past and, assuming continued satisfaction of generally applicable credit standards, expects to continue to make loans to directors, executive officers and their associates (i.e. corporations or organizations for which they serve as officers or directors or in which they have beneficial ownership interests of ten percent or more). These loans have all been made in the ordinary course of the Bank’s business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not affiliated with the Company and do not involve more than the normal risk of collectability or present other unfavorable features.

We utilize the MWW Group to provide advertising and public relations assistance and advice. Michael Kempner, one of our directors, is the President and CEO of the MWW Group. During 2012, we paid the MWW Group a total of $525,800 for its services. We believe the fees charged the Bank by the MWW Group are at least as favorable to the Bank as we could receive from an unaffiliated third party. We have continued to use the services of the MWW Group during 2012 and expect that we will continue to use the services of the MWW Group upon completion of the offering.

Members of our Board of Directors, including our Chairman and CEO Frank Sorrentino, and Messrs. Boswell, Cavuoto, Creamer, Huttle, Kempner and Parisi, are, either directly or through their interests in family limited liability companies, members of a limited liability company that is the sole member of two other limited liability companies which each own one of our branches, which are leased to the Bank. Our Board members collectively own 52.4% of the membership interests in this limited liability company. Each of Messrs. Sorrentino, Huttle III, Parisi Jr., and Kempner owns an 11.1% interest in the limited liability company. No director is the managing member or a manager or officer or any of the limited liability companies which serve as the landlords or the parent limited liability company.

The lease for our Cresskill branch has an initial term ending on June 30, 2026. The Bank has the option to extend the lease term for up to three additional five year periods, or a total of fifteen additional years. The initial rent for the branch was $157,795 per year, and the rent will increase annually by the greater of 2-1/2 % or the rate of increase of the consumer price index for the greater New York metropolitan area. In 2016, the rent will be reset to the greater of the prior year’s rent, or the “market rent” as defined under the lease, and will thereafter increase annually by the greater of 2-1/2 % or the rate of increase of the consumer price index for the greater New York metropolitan area. During any option period, the rent will be reset to the greater of the prior year’s rent or the “market rent”, as defined in the lease, and will then increase annually by the greater of 2-1/2 % or the rate of increase of the consumer price index for the greater New York metropolitan area. For 2012, the Bank paid total rent of $184,509 for the Cresskill branch.

The lease for our John Street, Hackensack branch has a term ending on December 31, 2016. The Bank has the option to extend the lease term for up to three additional five year periods, or a total of fifteen additional years. The initial rent for the branch was $148,000 per year, and the rent will increase annually by the greater of 2-1/2 % or the rate of increase of the consumer price index for the greater New York metropolitan area. During any option period, the rent will be reset to the greater of the prior year’s rent or the “market rent”, as defined in the lease, and will then increase annually by the greater of 2-1/2 % or the rate of increase of the consumer price index for the greater New York metropolitan area. For 2012, the Bank paid total rent of $192,017 for the John Street, Hackensack branch.

Because of the interests of Board members in these leases, the Board determined that the rent should be set at “fair market rent.” Under regulations of the New Jersey Department of Banking and Insurance, any real estate transaction with members of a bank’s board of directors must be subject to an appraisal by an independent appraisal firm, which must opine that the terms of the transaction are arm’s length terms and as beneficial to the bank as it could obtain from a third party. The Bank therefore retained an independent appraisal firm to review the properties and determine the fair market rent, and this rent was used for the leases. These leases were then submitted to and approved by the New Jersey Department of Banking and Insurance. Based upon appraisals we obtained prior to entering into each lease, we believe the lease terms are as fair to the Bank as it would have received from an unaffiliated third party.

DESCRIPTION OF OUR CAPITAL STOCK

General

Our certificate of incorporation provides for an authorized capitalization consisting of 10,000,000 shares of common stock, without par value and 1,000,000 shares of series preferred stock, the terms, conditions and designations of which may be set by the Board of Directors at the time of issuance. As of September 30, 2012, no shares of our preferred stock were outstanding, as all outstanding shares of preferred stock converted to common stock.

Trading Market for Common Stock

There is no established public trading market for our common stock. Our common stock is not actively traded nor listed for trading on any securities exchange and an active market may not develop or be sustained after this offering. We do not make a market in our securities, nor do we attempt to negotiate prices for trades of such securities. We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “CNOB”, but we can give no assurance an active or liquid trading market will develop for our common stock, even if it is listed on the Nasdaq Global Market.

Dividends Rights on Common Stock

The holders of the common stock are entitled to dividends, when, as, and if declared by our Board of Directors, subject to the restrictions imposed by New Jersey law. The only statutory limitation applicable to us is that dividends may not be paid if we are insolvent. However, by regulation, the Federal Reserve has the authority to limit our ability to pay cash dividends in the event that we become undercapitalized. Furthermore, as a practical matter, unless we expand our activities, our only source of income will be the Bank. Therefore, the dividend restrictions applicable to the Bank will continue to impact our ability to pay dividends.

We intend to follow a policy of retaining earnings, if any, to increase our net worth and capital ratios over the next few years. We have not previously declared or paid dividends on our common stock and any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, and other factors deemed relevant by our board of directors.

As the Company’s only business currently is ownership of the Bank, the Bank will be the source of funds for the Company to pay dividends. The Bank’s ability to pay dividends to the Company may be limited. The Federal Deposit Insurance Act generally prohibits all payments of dividends by any insured bank that is in default of any assessment to the FDIC. Additionally, since the FDIC may prohibit a bank from engaging in unsafe or unsound practices, it is possible that under certain circumstances the FDIC could claim that a dividend payment constitutes an unsafe or unsound practice. Under New Jersey law, the directors of a New Jersey state-chartered bank are permitted to declare dividends on common stock only if, after payment of the dividend, the capital stock will be unimpaired and the bank either will have a surplus (additional paid-in capital) of not less than 50% of its capital stock or the payment of the dividend will not reduce surplus. In addition, the Commissioner of Banking and Insurance has similar power to issue cease and desist orders to prohibit what might constitute unsafe or unsound practices at the Bank. The payment of dividends may also be affected by other factors (e.g., the need to maintain adequate capital or to meet loan loss reserve requirements).

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to receive, on a pro rata per share basis, any assets distributable to stockholders, after the payment of debts and liabilities and after the distribution to holders of any outstanding shares hereafter issued which have prior rights upon liquidation.

Voting Rights

Each share of common stock is entitled to one vote per share. Cumulative voting is not permitted.

Preemptive Rights

Holders of the common stock do not have preemptive rights.

RESTRICTION ON ACQUISITION OF THE COMPANY

Classified Board of Directors. Pursuant to our Certificate of Incorporation, the Board of Directors is divided into three classes, each of which contains approximately one-third of the whole number of the members of the board. Each class serves a staggered term, with approximately one-third of the total number of directors being elected each year. The Certificate of Incorporation and Bylaws provide that the size of the board shall be determined by a majority of the directors. The Certificate of Incorporation and the Bylaws provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the company.

Supermajority Voting Requirements. Pursuant to our Certificate of Incorporation, no merger, sale of substantially all of our assets, or offer to exchange our securities for securities of another entity may be approved unless by the vote of at least seventy-five percent (75%) of the outstanding shares of our common stock. Notwithstanding the foregoing, if such action has been approved prior to the vote of shareholders by a majority of our Board of Directors, than only a majority of the outstanding shares shall be required. The supermajority voting provision is designed to provide an incentive to a third party to deal with the Board on any proposed significant transaction, thereby permitting the Board the ability to act in the best interests of all our shareholders and constituencies. A proposed transaction without the consent of the Board will be substantially more difficult.

Action by Written Consent. Pursuant to our Certificate of Incorporation, any shareholder action by written consent in lieu of a meeting, must be unanimous. The requirement that any actions taken by written consent be unanimous, ensure that a significant shareholder is not able to effect corporate action, most prominently a transaction involving our acquisition, without the knowledge and involvement of all of the Company’s shareholders.

New Jersey Shareholders Protection Act. A provision of New Jersey law, the New Jersey Shareholders Protection Act, prohibits certain transactions involving an “interested stockholder’ and a corporation. An “interested stockholder” is generally defined as one who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the corporation. The Shareholders Protection Act prohibits certain business combinations between an interested stockholder and a New Jersey corporation subject to the Shareholders Protection Act for a period of five years after the date the interested stockholder acquired his stock, unless the transaction was approved by the corporation’s board of directors prior to the time the interested stockholder acquired his stock. After the five-year period expires, the prohibition on business combinations with an interested stockholder continues unless certain conditions are met. The conditions include (i) that the business combination is approved by the board of directors of the target corporation; (ii) that the business combination is approved by a vote of two-thirds of the voting stock not owned by the interested stockholder; and (iii) that the stockholders of the corporation receive a price in accordance with the Shareholders Protection Act.

Bank Regulatory Requirements. Under the Federal Change in Bank Control Act (the “Control Act”), a 60 day prior written notice must be submitted to the Federal Reserve Bank (“FRB”) if any person, or any group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of a bank holding company, unless the FRB determines that the acquisition will not result in a change of control. Under the Control Act, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the community served by the bank holding company and its subsidiary banks and the antitrust effects of the acquisition. Under the Bank Holding Company Act of 1956, as amended (“BHCA”), a company is generally required to obtain prior approval of the FRB before it may obtain control of a bank holding company. Under the BHCA, control is generally described to mean the beneficial ownership of 25% or more of the outstanding voting securities of a company, although a presumption of control may exist if a party beneficially owns 10% or more of the outstanding voting securities of a company and certain other circumstances are present.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public market for our common stock and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement with Stifel, Nicolaus & Company, Incorporated as the representative for the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name in the table below:

Name	Number of Shares of Common Stock
Stifel Nicolaus and Company, Incorporated

Keefe, Bruyette & Woods, Inc.

Sandler O’Neill & Partners, L.P.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares from us and             additional outstanding shares from the at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock, if any.

Commissions and Expenses

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus at that price less a selling concession of not more than $             per share. After the initial public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Public offering price	$	$	$
Underwriting discounts and commissions paid by us

We estimate that our out-of-pocket expenses for this offering will be approximately $            .

We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of             for a period of             days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof as described herein and the filing of a shelf registration statement pursuant to the registration rights agreement entered into by us and our stockholders in connection with our private placements.

Lock-Up Agreements

Our officers, and directors have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of             for a period of 180 days after the date of this prospectus.

Indemnity

We have agreed to indemnify the several underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on the Nasdaq stock market under the symbol “CNOB.”

Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated among us and our representatives. Among the principal factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will include the following:

•	our results of operations in recent periods;

•	the price to earnings, price to book value and price to tangible book value multiples of publicly-traded common stock of comparable companies;

•	our current financial position, including, but not limited to, our stockholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

•	our business potential and prospects in our principal market area;

•	an assessment of our management; and

•	the history of, and prospects for, the industry in which we operate.

In determining the final price, the factors described above were not assigned any particular weight. Rather, these factors were considered as a totality setting our offering price. It is also possible that, after this offering, the shares will not trade in the public market at or above the initial offering price.

Stabilization

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Electronic Prospectus Delivery

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as an underwriter or selling group member and should not be relied upon by investors.

Other Considerations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments. In addition, in the ordinary course of their business, certain of the underwriters or their affiliates may have purchased mortgages, including mortgages originated by us. Under certain circumstances, disputes could arise based on the representations and warranties made in, and the terms and conditions of, these transactions and whether any repurchases resulting from the foregoing disputes are required.

LEGAL MATTERS

The validity of common stock and other certain legal matters will be passed upon for us by Windels Marx Lane & Mittendorf, LLP, in New Brunswick, New Jersey. Certain legal matters related to the offering will be passed upon for the underwriters by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.

EXPERTS

The consolidated financial statements of North Jersey Community Bancorp, Inc. as of December 31, 2011 and 2010 and for the years then ended, included in this prospectus and in the registration statement have been included in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm as experts in auditing and accounting matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

REGISTRATION REQUIREMENTS

In connection with the offering, the Company will register its common stock with the SEC under Section 12 (b) of the Securities Exchange Act of 1934, and, upon such registration, the Company and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934.

NORTH JERSEY COMMUNITY BANCORP, INC.

Englewood Cliffs, New Jersey

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012, December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

North Jersey Community Bancorp, Inc.

Englewood Cliffs, New Jersey

We have audited the accompanying consolidated balance sheets of North Jersey Community Bancorp, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Jersey Community Bancorp, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Livingston, New Jersey

November 21, 2012

NORTH JERSEY COMMUNITY BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

September 30, 2012, December 31, 2011 and 2010

(Dollars in thousands, except per share data)

	(Unaudited) September 30,	December 31,
	2012	2011	2010
ASSETS
Cash and due from banks	$2,480	$5,147	$7,951
Interest-bearing deposits with banks	43,872	54,029	45,115

Cash and cash equivalents	46,352	59,176	53,066

Securities available for sale	21,982	27,435	24,025
Securities held to maturity, fair value of $2,419 at 2012, $3,844 at 2011 and $20,309 at 2010	2,305	3,694	20,078
Loans held for sale	453	140	732
Loans, net of allowance for loan losses of $12,248 at 2012, $9,617 at 2011 and $7,414 at 2010	792,044	619,754	486,379
Investment in restricted stock, at cost	4,756	3,378	2,638
Bank premises and equipment, net	8,063	8,612	8,480
Accrued interest receivable	3,313	2,747	2,599
Deferred income taxes	3,469	2,168	2,607
Goodwill	260	260	260
Other assets	849	2,377	1,513

Total assets	$883,846	$729,741	$602,377

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

September 30, 2012, December 31, 2011 and 2010

(Dollars in thousands, except per share data)

	(Unaudited) September 30,	December 31,
	2012	2011	2010
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest-bearing	$148,689	$118,583	$96,841
Interest-bearing	575,592	490,838	385,844

Total deposits	724,281	609,421	482,685
Securities sold under agreements to repurchase	—	—	17,189
Federal funds purchased	—	—	5,000
Long-term borrowings	79,829	55,556	41,524
Accrued interest payable	2,605	1,950	1,219
Capital lease obligation	3,204	3,257	3,324
Other liabilities	3,698	2,700	2,137

Total liabilities	813,617	672,884	553,078

Commitments and Contingencies

Stockholders’ Equity
Preferred stock (Series A), no par value; $20 liquidation value; No shares issued and outstanding at September 30, 2012; authorized 125,000 shares; issued and outstanding 125,000 at December 31, 2011 and 2010	—	2,500	2,500
Preferred stock (Series B), no par value; $20 liquidation value; No shares issued and outstanding at September 30, 2012; authorized 700,200 shares; issued and outstanding 700,200 and 641,175 at December 31, 2011 and 2010, respectively	—	14,004	12,824
Preferred stock (Series C), no par value; $1,000 liquidation value; authorized 7,500 shares; no shares issued and outstanding at September 30, 2012, December 31, 2011 and 2010	—	—	—
Common stock, no par value; authorized 10,000,000 shares at September 30, 2012 and 5,000,000 shares at December 31, 2011 and 2010; issued and outstanding 3,152,951 at September 30, 2012, 2,243,067 at December 31, 2011, and 2,241,053 at December 31, 2010	51,205	27,149	27,028
Retained earnings	18,357	12,594	6,528
Accumulated other comprehensive income	667	610	419

Total stockholders’ equity	70,229	56,857	49,299

Total liabilities and stockholders’ equity	$883,846	$729,741	$602,377

See accompanying notes to consolidated financial statements.

NORTH JERSEY COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

Nine months ended September 30, 2012 & 2011 and years ended December 31, 2011 & 2010

(Dollars in thousands, except per share data)

	(Unaudited) Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
Interest income
Loans receivable, including fees	$29,076	$23,431	$32,113	$27,054
Securities – taxable	833	1,183	1,505	1,805
Other interest income	53	43	58	104

Total interest income	29,962	24,657	33,676	28,963

Interest expense
Deposits	3,579	3,573	4,888	4,894
Short-term borrowings	—	—	66	110
Long-term borrowings	1,001	815	1,055	846
Capital lease	145	149	198	201

Total interest expense	4,725	4,537	6,207	6,051

Net interest income	25,237	20,120	27,469	22,912

Provision for loan losses	2,840	2,202	2,355	2,930

Net interest income after provision for loan losses	22,397	17,918	25,114	19,982

Non-interest income
Service fees	281	278	396	257
Gains on sales of loans	338	241	458	487
Gains on sales of securities	—	96	96	—
Other income	196	118	163	156

Total non-interest income	815	733	1,113	900

Non-interest expenses
Salaries and employee benefits	6,252	4,926	6,911	5,868
Occupancy and equipment	2,156	1,965	2,796	2,576
Professional fees	777	715	1,171	747
Advertising and promotion	352	240	356	285
Data processing	1,242	1,025	1,437	1,117
Other expenses	2,162	1,770	2,386	2,348

Total non-interest expenses	12,941	10,641	15,057	12,941

Income before income tax expense	10,271	8,010	11,170	7,941

Income tax expense	4,154	3,230	4,504	3,212

Net income	6,117	4,780	6,666	4,729

Dividends on preferred shares	354	446	600	479

Net income available to common stockholders	$5,763	$4,334	$6,066	$4,250

Earnings per common share – basic	$2.26	$1.93	$2.71	$1.91

Earnings per common share – diluted (restated, 9/30/12 – see Note 19)	$1.92	$1.56	$2.18	$1.61

See accompanying notes to consolidated financial statements.

NORTH JERSEY COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Nine months ended September 30, 2012 & 2011 and years ended December 31, 2011 & 2010

(Dollars in thousands, except per share data)

	(Unaudited) Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010

Net income	$6,117	$4,780	$6,666	$4,729

Unrealized holdings gains on available for sale securities arising during the period	94	464	413	27

Reclassification adjustment for gains realized in income	—	(96)	(96)	—

Net change in unrealized gains	94	368	317	27

Tax effect	37	147	126	11

Other comprehensive income	57	221	191	16

Comprehensive income	$6,174	$5,001	$6,857	$4,745

See accompanying notes to consolidated financial statements.

NORTH JERSEY COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Nine months ended September 30, 2012 and years ended December 31, 2011 and 2010

(In thousands, except per share data)

	Common Stock	Preferred Stock, Series A	Preferred Stock, Series B	Preferred Stock Series C	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balance at January 1, 2010	$26,669	$2,500	$8,000	$—	$2,278	$403	$39,850

Net income	—	—	—	—	4,729	—	4,729

Other comprehensive income, net of taxes	—	—	—	—	—	16	16

Stock options exercised	203	—	—	—	—	—	203
Issuance of preferred stock, Series B, 241,175 shares	—	—	4,824	—	—	—	4,824

Cash dividends paid on preferred stock	—	—	—	—	(479)	—	(479)
Stock option compensation expense	156	—	—	—	—	—	156

Balance at December 31, 2010	27,028	2,500	12,824	—	6,528	419	49,299

Net income	—	—	—	—	6,666	—	6,666

Other comprehensive income, net of taxes							191

Issuance of preferred stock, Series B, 59,025 shares	—	—	1,180	—	—	—	1,180
Cash dividends paid on preferred stock	—	—	—	—	(600)	—	(600)
Stock compensation expense	121	—	—	—	—	—	121

Balance at December 31, 2011	27,149	2,500	14,004	—	12,594	610	56,857

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Nine months ended September 30, 2012 and years ended December 31, 2011 and 2010

(In thousands, except per share data)

	Common Stock	Preferred Stock, Series A	Preferred Stock, Series B	Preferred Stock Series C	Retained Earnings	Accumulated Other Comprehensive Income	Total
Unaudited
Balance at January 1, 2012	$27,149	$2,500	$14,004	$—	$12,594	$610	$56,857

Net income	—	—	—	—	6,117	—	6,117

Other comprehensive income, net of taxes	—	—	—	—	—	57	57

Issuance of convertible preferred stock; Series C, 7,500 shares	—	—	—	7,500	—	—	7,500
Conversion of preferred stock; Series A, Series B, and Series C	24,004	(2,500)	(14,004)	(7,500)	—	—	—
Cash dividends paid on preferred stock					(354)		(354)
Stock compensation expense	52	—	—	—	—	—	52

Balance at September 30, 2012	$51,205	$—	$—	$—	$18,357	$667	$70,229

See accompanying notes to consolidated financial statements.

NORTH JERSEY COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

	(Unaudited) Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
Cash flows from operating activities
Net income	$6,117	$4,780	$6,666	$4,729
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,840	2,202	2,355	2,930
Depreciation and amortization	966	826	1,219	1,136
Net amortization of securities discounts and premiums	44	45	50	220
Amortization of intangible assets	6	11	14	14
Stock compensation earned	52	83	121	156
Gain on sales of securities	—	(96)	(96)	—
Proceeds from sale of loans	29,804	13,047	23,925	24,279
Origination of loans held for sale	(29,779)	(12,913)	(22,875)	(24,006)
Gain on sales of loans	(338)	(241)	(458)	(487)
Increase in accrued interest receivable	(566)	(66)	(148)	(482)
(Increase) decrease in deferred income taxes	(1,340)	234	312	(985)
Increase (decrease) in accrued interest payable	655	175	731	(274)
Increase in other liabilities	998	177	563	598
(Increase) decrease in other assets	1,522	(1,231)	(877)	1,165

Net cash provided by operating activities	10,981	7,033	11,502	8,993

Cash flows from investing activities
Net increase in loans	(175,130)	(127,898)	(135,730)	(96,425)
Purchases of securities available for sale	—	(15,984)	(20,984)	(8,497)
Purchases of securities held to maturity	—	(2,000)	(2,000)	(17,008)
Maturities, calls and principal repayments of securities held to maturity and available for sale	6,894	22,506	31,542	27,016
Proceed from sales of securities available for sale	—	4,779	4,779	—
Net increase in investments in restricted stock, at cost	(1,378)	(751)	(740)	(1,073)
Purchases of premises and equipment	(417)	(1,053)	(1,351)	(1,157)

Net cash used in investing activities	(170,031)	(120,401)	(124,484)	(97,144)

Cash flows from financing activities
Net increase in deposits	114,860	81,169	126,736	53,297
Decrease in securities sold under agreements to repurchase	—	(2,012)	(17,189)	(12)
Net change in federal funds purchased	—	—	(5,000)	5,000
Proceeds from long-term borrowing	60,000	30,000	20,000	22,000
Repayments of long-term borrowings	(35,727)	(20,643)	(5,968)	(2,476)
Proceeds from sale of preferred stock	7,500	1,180	1,180	4,824
Proceeds from exercise of stock options	—	—	—	203
Decrease in capital lease obligation	(53)	(50)	(67)	(41)
Preferred stock dividends	(354)	(446)	(600)	(479)

Net cash provided by financing activities	146,226	89,198	119,092	82,316

Net increase (decrease) in cash and cash equivalents	(12,824)	(24,170)	6,110	(5,835)

Cash and cash equivalents – beginning	59,176	53,066	53,066	58,901

Cash and cash equivalents – ending	$46,352	$28,896	$59,176	$53,066

Supplementary cash flows information
Interest paid	$4,070	$4,360	$5,476	$6,325

Income taxes paid	$3,800	$3,875	$5,102	$3,102

See accompanying notes to consolidated financial statements.

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include North Jersey Community Bancorp, Inc. and its wholly owned subsidiary, North Jersey Community Bank (“the Bank”), together referred to as “the Company.” Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Bergen, Hudson, and Monmouth counties, New Jersey. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, deferred tax assets, and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospect of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of the impairment is recognized through earnings.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Loans are sold servicing released.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company’s policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified: commercial, commercial real estate, commercial construction, residential real estate, home equity and consumer loans.

Restricted Stock: The Bank is a member of the Federal Home Loan Bank (“FHLB”) of New York. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Assets: Assets acquired through deed in lieu or loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 4 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 1 to 10 years.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Other intangible assets consist of a core deposit intangible asset arising from a business combination. It was initially measured at fair value and then is being amortized on an accelerated method over its estimated useful life, which is 3 years.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The company recognizes interest and/or penalties related to income tax matters in other expense.

Retirement Plans: Employee 401(k) and profit sharing plan expense is the amount of matching contributions.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock option plans and convertible preferred stock.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or stockholders’ equity.

Adoption of New Accounting Guidance: In July 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires significantly more information about credit quality in a financial institution’s portfolio and the allowance for credit losses. The disclosure requirements are effective for interim and annual reporting periods ending on or after December 15, 2010. Required disclosures have been added to these financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” which represents to convergence of the FASB’s and the International Accounting Standards Board’s (“IASB”) guidance on fair value measurement. ASU 2011-04 reflects the common requirements under U.S. GAAP and International Financial Reporting Standards (“IFRS”) for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning from the term “fair value”. The new guidance does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it is already required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. A public company is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. The adoption of this ASU did not have a material impact on the Company’s financial condition or results of operations. Required disclosures have been added to these financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220) – Presentation of Comprehensive Income” the provisions of which allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASU 2011-05 should be applied retrospectively and is effective for public companies for fiscals years, and interim periods within those years, beginning after December 15, 2011. The adoption of this ASU did not have a material impact on the Company’s financial condition or results of operations. Required disclosure of separate statements of comprehensive income have been presented in these financial statements.

NOTE 2 – SECURITIES

The amortized cost, gross unrealized gains and losses and fair value of securities available for sale at September 30, 2012, December 31, 2011 and 2010 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)

September 30, 2012 (Unaudited)
Securities available for sale:
U.S. Government agencies	$2,000	$10	$—	$2,010
Mortgage-backed securities – residential	12,865	817	—	13,682
CRA investment fund	6,000	290	—	6,290

	$20,865	$1,117	$—	$21,982

December 31, 2011
Securities available for sale:
U.S. Government agencies	$4,000	$36	$—	$4,036
Mortgage-backed securities – residential	16,414	812	—	17,226
CRA investment fund	6,000	173	—	6,173

	$26,414	$1,021	$—	$27,435

December 31, 2010
Securities available for sale:
U.S. Government agencies	$6,672	$90	$—	$6,762
Mortgage-backed securities – residential	10,649	625	—	11,274
CRA investment fund	6,000	—	(11)	5,989

	$23,321	$715	$(11)	$24,025

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 2 – SECURITIES (Continued)

The amortized cost, gross unrecognized gains and losses and fair value of securities held to maturity at September 30, 2012, December 31, 2011 and 2010, are as follows:

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
		(In thousands)

September 30, 2012 (Unaudited)
Securities held-to-maturity:
Mortgage-backed securities – residential	$2,305	$114	$—	$2,419

December 31, 2011
Securities held-to-maturity:
Mortgage-backed securities – residential	$3,694	$150	$—	$3,844

December 31, 2010
Securities held-to-maturity:
U.S. Government agencies	$14,045	$42	$—	$14,087
Mortgage-backed securities – residential	6,033	189	—	6,222

	$20,078	$231	$—	$20,309

The amortized cost and fair value of debt securities held to maturity and available for sale at September 30, 2012 and December 31, 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(In thousands)
September 30, 2012 (Unaudited)
U.S. Government agencies:
Due in under one year or less	$1,000	$1,008	$—	$—
Due after one year through five years	—	—	—	—
Due after five years through ten years	1,000	1,002	—	—
Due after ten years	—	—	—	—
Mortgage-backed securities – residential	12,865	13,682	2,305	2,419

	$14,865	$15,692	$2,305	$2,419

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 2 – SECURITIES (Continued)

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(In thousands)
December 31, 2011
U.S. Government agencies:
Due in under one year or less	$—	$—	$—	$—
Due after one year through five years	3,000	3,025	—	—
Due after five years through ten years	1,000	1,011	—	—
Due after ten years	—	—	—	—
Mortgage-backed securities – residential	16,414	17,226	3,694	3,844

	$20,414	$21,262	$3,694	$3,844

There were no sales of securities available for sale during the nine months ended September 30, 2012 (unaudited). For the nine months ended September 30, 2011 (unaudited) and for the year ended December 31, 2011, there was one sale of an available for sale security which resulted in a pre-tax gain of $96,000. There were no sales of securities available for sale in 2010.

Securities with a carrying value of $3,890,000, $426,000 and $18,289,000 at September 30, 2012 (unaudited), December 31, 2011 and 2010, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

The table below shows the Company’s securities, their gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010. There were no securities in an unrealized loss position at December 31, 2011 and September 30, 2012 (unaudited).

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)
December 31, 2010
CRA investment fund	$—	$—	$5,989	$(11)	$5,989	$(11)

The CRA investment fund recovered its unrealized loss in 2011.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 3 – LOAN RECEIVABLE

The composition of loans receivable (which excludes loans held for sale) at September 30, 2012, December 31, 2011 and 2010, is as follows:

	(Unaudited) September 30,	December 31,
	2012	2011	2010
	(In thousands)

Commercial	$131,471	$108,066	$106,544
Commercial real estate	526,021	375,719	259,694
Commercial construction	31,193	28,543	37,065
Residential real estate	82,516	88,666	64,648
Home equity	31,903	27,575	25,056
Consumer	1,410	890	1,179

Total loans	804,514	629,459	494,186

Unearned net origination fees and costs	(222)	(88)	(393)
Allowance for loan losses	(12,248)	(9,617)	(7,414)

Net loans	$792,044	$619,754	$486,379

The portfolio classes in the above table have unique risk characteristics with respect to credit quality:

•

The repayment of commercial loans is generally dependent on the creditworthiness and cash flow of borrowers, and if applicable, guarantors, which may be negatively impacted by adverse economic conditions. While the majority of these loans are secured, collateral type, marketing, coverage, valuation and monitoring is not as uniform as in other portfolio classes and recovery from liquidation of such collateral may be subject to greater variability.

•

Payment on commercial mortgages is driven principally by operating results of the managed properties or underlying business and secondarily by the sale or refinance of such properties. Both primary and secondary sources of repayment, and value of the properties in liquidation, may be affected to a greater extent by adverse conditions in the real estate market or the economy in general.

•

Properties underlying construction, land and land development loans often do not generate sufficient cash flows to service debt and thus repayment is subject to ability of the borrower and, if applicable, guarantors, to complete development or construction of the property and carry the project, often for extended periods of time. As a result, the performance of these loans is contingent upon future events whose probability at the time of origination is uncertain.

•

The ability of borrowers to service debt in the residential, home equity and consumer loan portfolios is generally subject to personal income which may be impacted by general economic conditions, such as increased unemployment levels. These loans are predominately collateralized by first and/or second liens on single family properties. If a borrower cannot maintain the loan, the Company’s ability to recover against the collateral in sufficient amount and in a timely manner may be significantly influenced by market, legal and regulatory conditions.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 3 – LOANS RECEIVABLE (Continued)

The following table represents the allocation of allowance for loan losses and the related loans by loan portfolio segment disaggregated based on the impairment methodology at September 30, 2012, December 31, 2011 and 2010:

	Commercial	Commercial Real Estate	Commercial Construction	Residential Real Estate	Home Equity Lines of Credit	Consumer	Total
	(In thousands)
September 30, 2012 (Unaudited)
Allowance for loan losses:
Individually evaluated for impairment	$165	$1,034	$50	$—	$—	$—	$1,249
Collectively evaluated for impairment	1,421	5,886	468	2,686	521	17	10,999

Total	$1,586	$6,920	$518	$2,686	$521	$17	$12,248

Loans receivable:
Individually evaluated for impairment	$3,135	$4,277	$586	$—	$119	$—	$8,117
Collectively evaluated for impairment	128,336	521,744	30,607	82,516	31,784	1,410	796,397

Total	$131,471	$526,021	$31,193	$82,516	$31,903	$1,410	$804,514

December 31, 2011
Allowance for loan losses:
Individually evaluated for impairment	$2	$990	$17	$—	$—	$—	$1,009
Collectively evaluated for impairment	651	4,668	430	2,517	339	3	8,608

Total	$653	$5,658	$447	$2,517	$339	$3	$9,617

Loans receivable:
Individually evaluated for impairment	$402	$10,713	$84	$1,796	$—	$—	$12,995
Collectively evaluated for impairment	107,664	365,006	28,459	86,870	27,575	890	616,464

Total	$108,066	$375,719	$28,543	$88,666	$27,575	$890	$629,459

December 31, 2010
Allowance for loan losses:
Individually evaluated for impairment	$—	$160	$—	$—	$—	$—	$160
Collectively evaluated for impairment	634	2,742	808	2,773	292	5	7,254

Total	$634	$2,902	$808	$2,773	$292	$5	$7,414

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 3 – LOANS RECEIVABLE (Continued)

	Commercial	Commercial Real Estate	Commercial Construction	Residential Real Estate	Home Equity Lines of Credit	Consumer	Total
	(In thousands)
December 31, 2010
Loans receivable:
Individually evaluated for impairment	$273	$2,616	$—	$1,433	$—	$—	$4,322
Collectively evaluated for impairment	106,271	257,078	37,065	63,215	25,056	1,179	489,864

Total	$106,544	$259,694	$37,065	$64,648	$25,056	$1,179	$494,186

The following table presents information related to impaired loans by class of loans as of and for the periods ended September 30, 2012 and 2011 and December 31, 2011 and 2010:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
			(In thousands)
September 30, 2012 (Unaudited)
With no related allowance recorded:
Commercial	$273	$303	$—	$281	$—	$—
Commercial real estate	1,243	1,275	—	1,134	31	—
Commercial construction	—	—	—	—	—	—
Residential real estate	—	—	—	—	—	—
Home equity lines of credit	119	119	—	119	6	—
Consumer	—	—	—	—	—	—

	1,635	1,697	—	1,534	37	—

With an allowance recorded:
Commercial	2,862	2,873	165	2,865	102	—
Commercial real estate	3,034	3,454	1,034	3,176	43	—
Commercial construction	586	602	50	590	33	—
Residential real estate	—	—	—	—	—	—
Home equity lines of credit	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

	6,482	6,929	1,249	6,631	178	—

Total	$8,117	$8,626	$1,249	$8,165	$215	$—

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 3 – LOANS RECEIVABLE (Continued)

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
			(In thousands)
September 30, 2011 (Unaudited)
With no related allowance recorded:
Commercial				$1,486	$46	$—
Commercial real estate				6,115	77	—
Commercial construction				588	25	—
Residential real estate				—	—	—
Home equity lines of credit				122	6	—
Consumer				—	—	—

				8,311	154	—

With an allowance recorded:
Commercial				—	—	—
Commercial real estate				2,617	43	—
Commercial construction				764	51	—
Residential real estate				—	—	—
Home equity lines of credit				—	—	—
Consumer				—	—	—

				3,381	94	—

Total				$11,692	$248	$—

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
			(In thousands)
December 31, 2011
With no related allowance recorded:
Commercial	$388	$388	$—	$388	$2	$—
Commercial real estate	6,480	6,493	—	6,199	41	—
Commercial construction	—	—	—	—	—	—
Residential real estate	1,796	1,803	—	1,811	127	—
Home equity lines of credit	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

	8,664	8,684	—	8,398	170	—

With an allowance recorded:
Commercial	14	14	2	19	2	—
Commercial real estate	4,233	4,246	990	4,318	123	—
Commercial construction	84	84	17	425	59	—
Residential real estate	—	—	—	—	—	—
Home equity lines of credit	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

	4,331	4,344	1,009	4,762	184	—

Total	$12,995	$13,028	$1,009	$13,160	$354	$—

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 3 – LOANS RECEIVABLE (Continued)

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
			(In thousands)
December 31, 2010
With no related allowance recorded:
Commercial	$273	$273	$—	$278	$18	$—
Commercial real estate	1,356	1,356	—	1,387	31	—
Commercial construction	—	—	—	—	—	—
Residential real estate	1,433	1,433	—	1,442	72	—
Home equity lines of credit	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

	3,062	3,062	—	3,107	121	—

With an allowance recorded:
Commercial	—	—	—	—	—	—
Commercial real estate	1,260	1,260	160	1,192	19	—
Commercial construction	—	—	—	—	—	—
Residential real estate	—	—	—	—	—	—
Home equity lines of credit	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

	1,260	1,260	160	1,192	19	—

Total	$4,322	$4,322	$160	$4,299	$140	$—

The recorded investment in loans include accrued interest receivable and other capitalized costs such as real estate taxes paid on behalf of borrower and loan origination fees, net.

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans:

	Nonaccrual			Loans Past Due Over 90 Days Still Accruing
	(Unaudited) 9/30/2012	12/31/2011	12/31/2010	(Unaudited) 9/30/2012	12/31/2011	12/31/2010
			(In thousands)

Commercial	$3,135	$388	$—	$—	$—	$—
Commercial real estate	2,487	6,049	2,538	586	—	—
Commercial construction	—	—	—	—	—	—
Residential real estate	—	—	1,511	638	—	719
Home equity lines of credit	—	—	—	—	—	—
Consumer	—	—	—	13	—	4

Total	$5,622	$6,437	$4,049	$1,237	$—	$723

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 3 – LOANS RECEIVABLE (Continued)

The following table presents past due and current loans by the loan portfolio class as of September 30, 2012, December 31, 2011 and 2010:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable
			(In thousands)
September 30, 2012 (Unaudited)
Commercial	$—	$—	$274	$274	$131,197	$131,471
Commercial real estate	—	—	3,067	3,067	522,954	526,021
Commercial construction	—	2,372	—	2,372	28,821	31,193
Residential real estate	—	—	638	638	81,878	82,516
Home equity lines of credit	—	—	—	—	31,903	31,903
Consumer	—	—	13	13	1,397	1,410

Total	$—	$2,372	$3,992	$6,364	$798,150	$804,514

December 31, 2011
Commercial	$—	$—	$388	$388	$107,678	$108,066
Commercial real estate	—	—	6,049	6,049	369,670	375,719
Commercial construction	—	289	—	289	28,254	28,543
Residential real estate	83	—	—	83	88,583	88,666
Home equity lines of credit	10	—	—	10	27,565	27,575
Consumer	—	—	—	—	890	890

Total	$93	$289	$6,437	$6,819	$622,640	$629,459

December 31, 2010
Commercial	$—	$24	$—	$24	$106,520	$106,544
Commercial real estate	2,900	—	2,538	5,438	254,256	259,694
Commercial construction	—	2,235	—	2,235	34,830	37,065
Residential real estate	—	—	2,230	2,230	62,418	64,648
Home equity lines of credit	443	183	4	630	24,426	25,056
Consumer	—	—	—	—	1,179	1,179

Total	$3,343	$2,442	$4,772	$10,557	$483,629	$494,186

Troubled Debt Restructurings

During the nine months ended September 30, 2012 (unaudited) and the year ending December 31, 2011, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

The balance of troubled debt restructurings at September 30, 2012 consists of five loans that were performing at such date under their restructured terms and for which the Bank had no commitment to lend additional funds and one credit that was classified as a non-accrual loan. The balance of troubled debt restructurings at December 31, 2011 consisted of seven loans that were performing at such date under their restructured terms and for which the Bank has no commitment to lend additional funds and three credits that at such date currently classified as non-accrual loans. The Company had allocated $256,000 of specific allocations with respect to loans whose loan terms had been modified in troubled debt restructurings as of September 30, 2012. The Company has allocated $17,000 and $0 of specific allocations with respect to loans whose terms have been modified in troubled debt restructurings as of December 31, 2011 and 2010, respectively.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 3 – LOANS RECEIVABLE (Continued)

The following table presents loans by class that were modified during the nine months ended September 30, 2012 (Unaudited) and as a result were classified as troubled debt restructurings:

	Number of Loans	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
(Dollars in thousands)
Troubled Debt Restructurings:
Commercial	1	$2,862	$2,862
Commercial real estate	—	—	—
Commercial construction	—	—	—
Residential real estate	—	—	—
Home equity lines of credit	—	—	—
Consumer Total	—	—	—

	1	$2,862	$2,862

There were no troubled debt restructurings for which there was a payment default within twelve months following the modification during the nine months ended September 30, 2012 (Unaudited).

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 3 – LOANS RECEIVABLE (Continued)

The following table presents loans by class that were modified during the year ended December 31, 2011 and as a result were classified as troubled debt restructurings:

	Number of Loans	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(Dollars in thousands)
Troubled Debt Restructurings:
Commercial	—	$—	$—
Commercial real estate	3	5,317	5,317
Commercial construction	—	—	—
Residential real estate	5	1,880	1,880
Home equity lines of credit	—	—	—
Consumer Total	—	—	—

	8	$7,197	$7,197

The following table presents loans by class classified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the year ending December 31, 2011:

	Number of Loans	Recorded Investment
	(Dollars in thousands)
Troubled Debt Restructurings That Subsequently Defaulted:
Commercial	2	$273
Commercial real estate	—	—
Commercial construction	1	2,366
Residential real estate	—	—
Home equity lines of credit	—	—
Consumer	—	—

Total	3	$2,639

The troubled debt restructurings that subsequently defaulted described above increased the allowance for loan losses by $75,000 and resulted in charge offs of $0 during the year ending December 31, 2011.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 3 – LOANS RECEIVABLE (Continued)

Credit Quality Indicators

The Bank categorizes loans into risk categories based on relevant information about the quality and realizable value of collateral, if any, and the ability of borrowers to service their debts such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis is performed whenever a credit is extended, renewed or modified, or when an observable event occurs indicating a potential decline in credit quality, and no less than annually for large balance loss. The Bank used the following definitions for risk ratings:

Special Mention – Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the Bank’s credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current sound worth and paying capacity of the obligor, or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the repayment and liquidation of the debt. They are characterized by distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Normal payment from the borrower is in jeopardy, although loss of principal, while still possible, is not imminent.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

The following table presents the risk category of loans by class of loans based on the most recent analysis performed as of September 30, 2012, December 31, 2011 and 2010:

Credit Risk Profile by Internally Assigned Grades	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands)
September 30, 2012 (Unaudited)
Commercial	$109,265	$16,360	$5,846	$—	$131,471
Commercial real estate	505,376	10,242	10,403	—	526,021
Commercial construction	30,304	—	889	—	31,193

Total	$644,945	$26,602	$17,138	$—	$688,685

December 31, 2011
Commercial	$100,044	$3,822	$4,200	$—	$108,066
Commercial real estate	355,133	6,020	14,566	—	375,719
Commercial construction	25,018	1,968	1,557	—	28,543

Total	$480,195	$11,810	$20,323	$—	$512,328

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 3 – LOANS RECEIVABLE (Continued)

Credit Risk Profile by Internally Assigned Grades	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands)
December 31, 2010
Commercial	$96,750	$9,138	$656	$—	$106,544
Commercial real estate	239,711	13,512	6,471	—	259,694
Commercial construction	33,925	3,140	—	—	37,065

Total	$370,386	$25,790	$7,127	$—	$403,303

Residential real estate, home equity lines of credit, and consumer loans are not rated. The Company evaluates credit quality of those loans by aging status of the loan and by payment activity, which was previously presented.

The following table presents the activity in the Company’s allowance for loan losses by class of loans:

	Commercial	Commercial Real Estate	Commercial Construction	Residential Real Estate	Home Equity Lines of Credit	Consumer	Total
			(In thousands)
Allowance for loan losses (unaudited):
Beginning Balance 1/1/12	$653	$5,658	$430	$2,534	$339	$3	$9,617
Charge-offs	—	(224)	(16)	—	—	—	(240)
Recoveries	—	—	—	—	—	31	31
Provision for loan losses	933	1,486	104	152	182	(17)	2,840

Total ending allowance balance 9/30/12	$1,586	$6,920	$518	$2,686	$521	$17	$12,248

Allowance for loan losses (unaudited):
Beginning Balance 1/1/11	$634	$2,902	$808	$2,773	$292	$5	$7,414
Charge-offs	—	—	—	—	—	(90)	(90)
Recoveries	—	—	—	—	—	—	—
Provision for loan losses	101	2,305	(192)	(339)	238	89	2,202

Total ending allowance balance 9/30/11	$735	$5,207	$616	$2,434	$530	$4	$9,526

Allowance for loan losses:
Beginning Balance 1/1/11	$634	$2,902	$808	$2,773	$292	$5	$7,414
Charge-offs	—	—	—	(90)	—	(62)	(152)
Recoveries	—	—	—	—	—	—	—
Provision for loan losses	19	2,756	(378)	(149)	47	60	2,355

Total ending allowance balance 12/31/11	$653	$5,658	$430	$2,534	$339	$3	$9,617

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 3 – LOANS RECEIVABLE (Continued)

The following table presents the activity in the Company’s allowance for loan losses for 2010:

(In thousands)
Allowance for loan losses:
Beginning balance, January 1, 2010	$4,759
Charge-offs	(293)
Recoveries	18
Provision for loan losses	2,930

Total ending allowance balance, December 31, 2010	$7,414

NOTE 4 – BANK PREMISES AND EQUIPMENT

The components of premises and equipment at September 30, 2012, December 31, 2011 and 2010, are as follows:

	(Unaudited) September 30,	December 31,
	2012	2011	2010
	(In thousands)

Building	$3,422	$3,422	$3,422
Leasehold improvements	5,895	5,817	5,393
Furniture, fixtures and equipment	2,822	2,751	2,331
Computer equipment and data processing software	1,920	1,652	1,249
Vehicles	152	152	48

	14,211	13,794	12,443
Accumulated depreciation and amortization	(6,148)	(5,182)	(3,963)

	$8,063	$8,612	$8,480

Depreciation expense amounted to $966,000 and $826,000 for the nine months ended September 30, 2012 and 2011 (unaudited), respectively. Depreciation expense amounted to $1,219,000 and $1,136,000 for the years ended December 31, 2011 and 2010, respectively.

Capital Leases: The Company has entered into a lease agreement for land and a building under a capital lease. The lease arrangement requires monthly payments through 2028.

The Company has included these leases in premises and equipment as follows:

	(Unaudited) September 30,	December 31,
	2012	2011	2010
	(In thousands)

Building	$3,422	$3,422	$3,422
Accumulated depreciation	(642)	(513)	(342)

	$2,780	$2,909	$3,080

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 4 – BANK PREMISES AND EQUIPMENT (Continued)

The following is a schedule by year of future minimum lease payments under the capitalized lease, together with the present value of net minimum lease payments at September 30, 2012 (in thousands and unaudited):

From 10/1/12 through 12/31/12	$66
2013	265
2014	292
2015	292
2016	292
2017	292
Thereafter	3,634

Total minimum lease payments	5,133

Less amount representing interest	1,930

Present value of net minimum lease payments	$3,203

The following is a schedule by year of future minimum lease payments under the capitalized lease, together with the present value of net minimum lease payments at December 31, 2011 (in thousands):

2012	$265
2013	267
2014	292
2015	292
2016	292
Thereafter	3,924

Total minimum lease payments	5,332

Less amount representing interest	2,075

Present value of net minimum lease payments	$3,257

Operating Leases: The Company leases certain branch properties under operating leases. Rent expense was $756,000 and $645,000 for the nine months ending September 30, 2012 and 2011 (unaudited) and $899,000 and $892,000 for the years ended December 31, 2011 and 2010, respectively. Rent commitments, before considering renewal options that generally are present were as follows (in thousands):

September 30, 2012 (Unaudited)
From 10/1/12 – 12/31/12	$183
2013	783
2014	797
2015	813
2016	679
2017	321
Thereafter	705

$4,281

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 4 – BANK PREMISES AND EQUIPMENT (Continued)

December 31, 2011
2012	$635
2013	783
2014	797
2015	813
2016	679
Thereafter	1,026

$4,733

NOTE 5 – DEPOSITS

The components of deposits at September 30, 2012, December 31, 2011 and 2010 are as follows:

	(Unaudited) September 30,	December 31,
	2012	2011	2010
	(In thousands)

Demand, non-interest bearing	$148,689	$118,583	$96,841
Demand, interest-bearing	59,225	50,122	16,123
Money market accounts	184,466	170,096	168,892
Savings	73,585	83,879	70,195
Time, $100,000 and over	158,186	123,416	79,256
Time, other	100,130	63,325	51,378

	$724,281	$609,421	$482,685

At September 30, 2012, the scheduled maturities of time deposits are as follows (in thousands and unaudited):

From 10/1/12 through 12/31/12	$41,011
2013	144,568
2014	25,512
2015	3,392
2016	14,624
2017	4,891
Thereafter	24,318

$258,316

At December 31, 2011, the scheduled maturities of time deposits are as follows (in thousands):

2012	$105,603
2013	50,690
2014	5,601
2015	3,787
2016	17,104
Thereafter	3,956

$186,741

At September 30, 2012 (unaudited), December 31, 2011 and 2010, the Company had $24,319,000, $3,956,000 and $0 in brokered certificates of deposit, respectively.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 6 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase represent overnight or less than 30-day borrowings for the Company. There were no short-term borrowings for the nine months ended September 30, 2012 (unaudited). Short-term borrowings consisted of the following at December 31, 2011 and 2010:

	Ending Balance	Average Balance	Maximum Month-End Balance	Average Rate
		(Dollars in thousands)
2011
Securities sold under agreements to repurchase	$—	$19,263	$28,860	0.33%

2010
Securities sold under agreements to repurchase	$17,189	$22,408	$26,631	0.39%

Securities sold under repurchase agreements were retained under the Company’s control at its safekeeping agent. During December 2011, the Company terminated its sweep product thereby terminating its need to pledge its securities. In the past, the Company may have been required to provide additional collateral based on the fair value of the underlying securities.

The Company has a $5.0 million line of credit for the sale of federal funds with Atlantic Central Bankers Bank (“ACBB”). There was no amount outstanding in overnight borrowings with ACBB at September 30, 2012 (unaudited), December 31, 2011 and 2010, under this line. The line of credit with ACBB expires on June 30, 2013.

NOTE 7 – LONG-TERM BORROWINGS

The components of FHLB borrowings are as follows (dollars in thousands):

(unaudited) September 30, 2012			December 31, 2011			December 31, 2010
Maturity Date	Interest Rate	Outstanding	Maturity Date	Interest Rate	Outstanding	Maturity Date	Interest Rate	Outstanding

3/11/13	1.16%	$5,000	3/11/13	1.16%	$5,000	3/10/11	2.38%	$5,000
7/22/13	1.47	2,000	7/22/13	1.47	2,000	7/22/13	1.47	2,000
5/12/14	2.44	10,000	5/12/14	2.44	10,000	5/12/14	2.44	10,000
8/05/14	1.08	3,000	8/05/14	1.08	3,000	5/11/15	2.17	4,524
2/23/15	0.88	10,000	5/11/15	2.17	3,556	5/11/15	2.91	5,000
5/07/15	0.81	15,000	5/11/15	2.91	5,000	4/02/18	2.51	2,500
5/11/15	2.17	2,829	8/05/15	1.49	2,000	4/02/18	1.98	7,500
5/11/15	2.91	5,000	8/03/16	1.93	10,000	7/16/18	2.99	5,000

8/05/15	1.49	2,000	4/02/18	2.51	2,500
8/03/16	1.93	10,000	4/02/18	1.98	7,500
4/02/18	2.51	2,500	7/16/18	2.99	5,000

4/02/18	1.98	7,500
7/16/18	2.99	5,000

		$79,829			$55,556			$41,524

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 7 – LONG-TERM BORROWINGS (Continued)

Three of the FHLB notes ($2.5 million and $7.5 million each due 04/02/18 and $5.0 million due 07/16/18) contain a convertible option which allows the FHLB, at quarterly intervals, to convert the fixed convertible advance into replacement funding for the same or lesser principal based on any advance then offered by the FHLB at their current market rate. The Company has the option to repay these advances, if converted, without penalty. The advances were collateralized by $311,622,000, $208,905,000 and $188,772,000 of commercial mortgage loans net of required over-collateralization amounts under a blanket lien arrangement at September 30, 2012 (unaudited), December 31, 2011 and December 31, 2010, respectively.

Payments over the next five years are as follows (in thousands):

September 30, 2012 (unaudited)
2013	$8,221
2014	13,977
2015	32,631
2016	10,000
2017	0
Thereafter	15,000

December 31, 2011
2012	$977
2013	7,896
2014	13,977
2015	7,706
2016	10,000
Thereafter	15,000

NOTE 8 – SEGMENT REPORTING

FASB ASC 28, “Segment Reporting” requires companies report certain information about operating segments. The Company is managed as one segment; a community bank. All decisions including but not limited to loan growth, deposit funding, interest rate risk, credit risk and pricing are determined after assessing the effect on the totality of the organization. For example, loan growth is dependent on the ability of the organization to fund this growth through deposits or other borrowings. As a result, the Company is managed as one operating segment.

NOTE 9 – STOCKHOLDERS’ EQUITY

In September 2009, the Company completed its offering of Series A preferred stock and issued 125,000 shares of common stock at $20 per share for net proceeds of $2,500,000. The Series A shares have no right to require the Company to redeem the shares. The Series A shares are entitled to receive their liquidation preference before any distribution is made on common stock. The shares are convertible after the third anniversary of issuance by the holder or the Company to that number of common shares equal to the liquidation preference divided by the then current tangible book value per common share of stock. The Series A shares vote together with the common stock and are entitled to noncumulative dividends at the Prime Rate, as reported in the Wall Street Journal, plus 1.5% reset quarterly, with a floor of 4.75%. Dividends are payable only when declared by the Board of Directors.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 9 – STOCKHOLDERS’ EQUITY (Continued)

In December of 2009, the Company completed its first offering of Series B preferred stock and issued 400,000 shares at $20 per share for net proceeds of $8,000,000. The Series B shares have substantially the same rights as the Series A shares with a few differences. The Series B shares are convertible after the third anniversary of issuance by the holder or the Company to that number of common shares equal to the stated value of the shares divided by one-and-a-half times the then book value of the Company upon 60 days’ notice. The Series B shares are non-voting and are entitled to a 4% non-cumulative dividend for the first year, and non-cumulative dividends after the first year at the Prime Rate with a maximum dividend rate of 7%. The Series B shares rank pari passu with the Series A shares.

In January of 2010, the Company completed another offering of Series B preferred stock and issued 50,200 shares at $20 per share for net proceeds of $1,004,000.

In December of 2010, the Company completed a third offering of Series B preferred stock and issued 190,975 shares at $20 per share for net proceeds of $3,820,000.

In January of 2011, the Company completed its most recent offering of Series B preferred stock and issued 59,025 shares at $20 per share for net proceeds of $1,180,000.

In March of 2012 (unaudited), the Company completed its first offering of Series C preferred stock and issued 7,500 shares at $1,000 per share for net proceeds of $7,500,000. The Shares do not bear voting rights, except in certain circumstances required by law, and are entitled to non-cumulative dividends at a variable rate equal to the prime rate as reported in the Wall Street Journal from time to time, with a maximum dividend rate of 7% per annum. In addition, the Shares are convertible into shares of our common stock at the election of the holder, and the Company may require conversion of the Shares into shares of our common stock, any time after they have issued the Shares, at a ratio equal to the purchase price ($1,000) divided by the product of 1.25 multiplied by the then current book value per common share of our common stock. The series C shares rank pari passu with Series A and B shares.

For the nine months ended September 30, 2012 (unaudited), the Series A preferred shares were converted into 127,676 common shares at an average conversion price of $19.58, the Series B preferred shares were converted into 475,857 common shares at an average conversion price of $29.42, and the Series C preferred shares were converted into 306,388 common shares at an average price of $24.48.

NOTE 10 – STOCK OPTION PLANS AND EQUITY COMPENSATION PLAN

In 2005, the Company adopted two stock option plans that were approved by stockholders on April 29, 2005. The 2005 A Stock Option Plan provides for granting of stock options to directors and employees to purchase up to 120,000 shares. The determination of the recipients of these options and the vesting of these options is at the discretion of the Board of Directors. The shares granted under this plan may be either non-qualified options or “incentive stock options,” which are subject to the limitations under Section 422 of the Internal Revenue Code. Under this plan, “incentive stock options” must have an exercise price of no less than 100% of the fair market value of the common stock on the date of grant, and non-qualified options may have an exercise price to be determined by the Board of Directors at grant, but no less than 85% of the fair market value of the common stock on the date of grant.

The 2005 B Stock Option plan permits grants of options to directors and employees to purchase up to 60,000 shares of common stock. The terms of this plan are substantially the same as the A Plan, with the exception that under the B Stock Option Plan, only non-qualified options may be granted.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 10 – STOCK OPTION PLANS AND EQUITY COMPENSATION PLAN (Continued)

In 2006, the Company adopted the 2006 Equity Compensation Plan. This plan provides for granting of 45,300 stock options or restricted stock awards to directors and employees. The determination of the recipients of the equity compensation and the related vesting is at the discretion of the Board of Directors. Stock options granted under this plan may be either non-qualified options or “incentive stock options,” which are subject to the limitations under Section 422 of the Internal Revenue Code. Under this plan, the non-qualified options and “incentive stock options” must have an exercise price of no less than 100% of the fair market value of the common stock on the date of grant.

In 2008, the Company adopted the 2008 Equity Compensation Plan. The plan provides for granting of 108,099 stock options or restricted awards to directors and employees. The determination of the recipients of the equity compensation and the related vesting is at the discretion of the Board of Directors. Stock options granted under this plan may be either non-qualified options or “incentive stock options,” which are subject to the limitations under Section 422 of the Internal Revenue Code. Under this plan, the non-qualified options and “incentive stock options” must have an exercise price of no less than 100% of the fair market value of the common stock on the date of grant.

In 2009, the Company adopted the 2009 Equity Compensation Plan. The plan provides for granting of 111,113 stock options or restricted awards to directors and employees. The determination of the recipients of the equity compensation and the related vesting is at the discretion of the Board of Directors. Stock options granted under this plan may be either non-qualified or incentive stock options, which are subject to the limitations under Section 422 of the Internal Revenue Code. Under this plan, the non-qualified options must have an exercise price of no less than 100% of the fair market value of the common stock on the date of grant.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of the Company’s common stock. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The fair value of stock options granted during 2012 was $4.94 on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2012 (unaudited): stock price volatility of 27.63%, risk free interest rate of .84%, 0% dividend rate and expected life of 5.5 years. No options were granted in 2011 or 2010.

At September 30, 2012 (unaudited) and December 31, 2011, there were 107,892 and 135,353 options available for grants under the plans, respectively.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 10 – STOCK OPTION PLANS AND EQUITY COMPENSATION PLAN (Continued)

A summary of the activity in the stock option plan for the nine months ended September 30, 2012 (unaudited) follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at beginning of period	280,766	$11.88
Granted	25,484	18.18
Exercised	—
Forfeited	(1,212)	18.18
Expired	—

Outstanding at end of period	305,038	$12.52	4.79	$3,095,000

Fully vested and expected to vest	305,038	$12.52	4.79	$3,095,000

Exercisable at end of period	279,266	$12.27	4.58	$3,086,000

As of September 30, 2012, there was $13,128 total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of less than one month. Aggregate intrinsic value is based on a fair value share price of $22.43 which is derived from the book value per share at September 30, 2012.

A summary of the activity in the stock option plan for 2011 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding at beginning of year	281,216	$11.88
Granted	—	—
Exercised	—	—
Forfeited	(450)	11.11
Expired	—	—

Outstanding at end of year	280,766	$11.88	5.03	$1,716,000

Fully vested and expected to vest	280,766	$11.88	5.03	$1,716,000

Exercisable at end of year	267,912	$11.82	4.93	$1,652,000

As of December 31, 2011 and 2010, there was $3,000 and $89,000, respectively, of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of less than one month. Aggregate intrinsic value is based on a fair value share price of $17.97 which is derived from the book value per share at December 31, 2011.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 10 – STOCK OPTION PLANS AND EQUITY COMPENSATION PLAN (Continued)

In conjunction with the plans above, the Company granted restricted shares to certain executive officers. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. The fair value of the stock was based on the book value of stock on the date of grant. One third of the shares immediately vested on the date of grant, with another third vesting six months after grant date, and the final third vesting one and a half years after the grant date.

A summary of changes in the Company’s nonvested restricted shares for the year ended December 31, 2011 and the nine months ended September 30, 2012 follows:

Nonvested Shares	Shares	Weighted- Average Grant- Date Fair Value

Nonvested at January 1, 2011	—	$—
Granted	7,556	15.17
Vested	(1,977)	15.17
Forfeited	(110)

Nonvested at December 31, 2011	5,469	15.17
Granted	6,925
Vested	(2,734)
Forfeited	(1,252)

Nonvested at September 30, 2012 (unaudited)	8,408	$18.18

As of September 30, 2012, there was $106,757 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 2 years. The total fair value of shares vested during the nine months ended September 30, 2012 (unaudited), was $41,475.

As of December 31, 2011, there was $61,000 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 1.1 years. The total fair value of shares vested during the year ended December 31, 2011, was $31,000.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 11 – FEDERAL INCOME TAXES

The components of income tax expense (benefit) for the nine months ended September 30, 2012 and 2011 and for the years ended December 31, 2011 and 2010 are as follows:

	(Unaudited)
	Nine months ended		Year ended
	September 30,		December 31,
	2012	2011	2011	2010
		(In thousands)

Current expense (benefit)
Federal	$4,173	$2,305	$3,224	$3,155
State	1,321	691	968	1,042

Deferred expense (benefit)
Federal	(994)	173	231	(667)
State	(346)	61	81	(318)

	$4,154	$3,230	$4,504	$3,212

A reconciliation of the statutory federal income tax to the income tax expense (benefit) included in the statements of income for the nine months ended September 30, 2012 and 2011 and years ended December 31, 2011 and 2010, is as follows:

	(Unaudited)
	Nine months ended		Year ended
	September 30,		December 31,
	2012	2011	2011	2010
		(In thousands)

Income before income tax expense	$10,270	$8,010	$11,170	$7,941
Federal statutory rate	34%	34%	34%	34%

Federal income tax at statutory rate	$3,492	$2,723	$3,798	$2,700
State income taxes, net of federal benefit	643	497	693	478
Other	19	10	13	34

	$4,154	$3,230	$4,504	$3,212

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 11 – FEDERAL INCOME TAXES (Continued)

The components of the net deferred tax asset at September 30, 2012 and the years ended December 31, 2011 and 2010, are as follows:

	(Unaudited)
	As of	As of
	September 30,	December 31,
	2012	2011	2010
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$4,848	$3,776	$2,895
Premises and equipment	—	—	52
Organization and start-up costs	29	32	36
Stock options expense	191	162	131
Deferred loan fees	89	—	—
Other	52	55	58

Total deferred tax assets	5,209	4,025	3,172

Deferred tax liabilities
Capital lease	37	58	32
Cash basis conversion	—	—	48
Prepaids	42	111	88
Deferred loan costs	—	166	113
Premises and equipment	1,060	1,111	—
Section 481 adjustment	151	—	—
Unrealized gain on securities available for sale	450	411	284

	1,740	1,857	565

Net deferred tax asset	$3,469	$2,168	$2,607

Based upon the level of historical taxable income and projections for future taxable income over periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

At September 30, 2012 (unaudited), December 31, 2011 and 2010, the Company had no unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company’s policy is to account for interest as a component of interest expense and penalties as a component of other expense. There was no amount of interest and penalties recorded in the income statement related to unrecognized tax benefits for the nine months ended September 30, 2012 (unaudited) and the years ended December 31, 2011 and 2010.

The Company and its subsidiary are subject to U.S. federal income tax as well as income tax of the State of New Jersey. The Company is no longer subject to examination by taxing authorities for years before 2009.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 12 – TRANSACTIONS WITH EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS

Loans to principal officers, directors, and their affiliates during the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010 were as follows:

	(Unaudited)
	September 30,	December 31,
	2012	2011	2010
	(In thousands)

Beginning balance	$22,984	$17,267	$16,389
New loans	8,480	9,418	2,978
Repayments	(5,969)	(3,701)	(2,100)

Ending balance	$25,495	$22,984	$17,267

Deposits from principal officers, directors, and their affiliates at September 30, 2012 (unaudited), December 31, 2011 and 2010 were $26,849,000, $26,111,000 and $21,856,000, respectively.

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, principal stockholders, their immediate families and affiliated companies (commonly referred to as related parties). The Company also leases branch facilities from related party entities. Total expenses to these entities was $409,000, $436,000 and $330,000 for the nine months ended September 30, 2012 (unaudited), for the years ended December 31, 2011 and 2010, respectively. The Company also utilizes an advertising and public relations agency in which one of the Company’s directors is President and CEO. Advertising expense with this agency was $253,000, $254,000 and $234,000 for the nine months ended September 30, 2012 (unaudited), for the years ended December 31, 2011 and 2010, respectively.

NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

The contract or notional amount of financial instruments where contract amounts represent credit risk at September 31, 2012, December 31, 2011 and 2010, are as follows:

	(Unaudited)
	September 30,	December 31,
	2012	2011	2010
	(In thousands)

Commitments to grant loans	$29,576	$31,632	$28,271
Unused lines of credit	92,339	107,289	59,086
Standby letters of credit	1,930	1,000	1,804

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Outstanding letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Company requires collateral supporting these letters of credit as deemed necessary. The current amount of the liability as of September 30, 2012 (unaudited), December 31, 2011 and 2010, for guarantees under standby letters of credit issued was not material.

NOTE 14 – REGULATORY MATTERS

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank and the Company to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted asset and of Tier 1 capital to average assets. Management believes, as of September 30, 2012 and December 31, 2011, that the Company and the Bank meet all capital adequacy requirements to which they are subject. At September 30, 2012 (unaudited) and year-end 2011 and 2010, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institutions category.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 14 – REGULATORY MATTERS (Continued)

Actual and required capital (in thousands) and ratios are presented below September 30, 2012, December 31, 2011 and 2010.

	Actual		For Capital Adequacy Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2012 (Unaudited)
Total capital to risk-weighted assets
Company	$78,385	10.77%	$58,199	8.0%	N/A	N/A
Bank	78,315	10.77	58,199	8.0	$72,749	10.0%
Tier 1 capital to risk-weighted assets
Company	69,252	9.52	29,100	4.0	N/A	N/A
Bank	69,182	9.51	29,100	4.0	43,649	6.0
Tier 1 capital to total assets
Company	69,252	7.96	34,811	4.0	N/A	N/A
Bank	69,182	7.95	34,811	4.0	43,513	5.0

December 31, 2011
Total capital to risk-weighted assets
Company	$63,088	11.15%	$45,248	8.0%	N/A	N/A
Bank	63,041	11.15	45,248	8.0	$56,599	10.0%
Tier 1 capital to risk-weighted assets
Company	55,987	9.90	22,624	4.0	N/A	N/A
Bank	55,939	9.89	22,624	4.0	33,936	6.0
Tier 1 capital to total assets
Company	55,987	7.76	28,843	4.0	N/A	N/A
Bank	55,939	7.76	28,843	4.0	36,054	5.0

December 31, 2010
Total capital to risk-weighted assets
Company	$54,622	11.41%	$38,296	8.0%	N/A	N/A
Bank	54,595	11.41	38,296	8.0	47,869	10.0
Tier 1 capital to risk-weighted assets
Company	48,621	10.16	19,148	4.0	N/A	N/A
Bank	48,594	10.15	19,148	4.0	28,721	6.0
Tier 1 capital to total assets
Company	48,621	8.19	23,750	4.0	N/A	N/A
Bank	48,594	8.18	23,750	4.0	29,688	5.0

The Bank is subject to certain regulatory restrictions on the amount of dividends that it may declare without regulatory approval.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 15 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. The estimated fair value amounts have been measured as of September 30, 2012 and as of December 31, 2011 and 2010, and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 15 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at September 30, 2012 (unaudited), December 31, 2011 and 2010, are as follows (in thousands):

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
September 30, 2012 (Unaudited)
Securities:
U.S. Government Agencies	$—	$2,010	$—
Mortgage-backed – residential	—	13,682	—
CRA mutual fund	—	6,290	—

December 31, 2011
Securities:
U.S. Government Agencies	$—	$4,036	$—
Mortgage-backed – residential	—	17,226	—
CRA mutual fund	—	6,173	—

December 31, 2010
Securities:
U.S. Government Agencies	$—	$6,762	$—
Mortgage-backed – residential	—	11,274	—
CRA mutual fund	—	5,989	—

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 15 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Assets measured at fair value on a non-recurring basis are summarized below (in thousands):

	Fair Value Measurements Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
September 30, 2012 (Unaudited)
Impaired loans:
Commercial real estate	$—	$—	$2,000
Construction	—	—	536

December 31, 2011
Impaired loans:
Commercial	$—	$—	$12
Commercial real estate	—	—	3,243
Construction	—	—	67

December 31, 2010
Impaired loans:
Commercial real estate	$—	$—	$1,100

As of September 30, 2012, impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had an unpaid principal balance of $3,620,000, with a valuation allowance of $1,084,000 resulting in an additional provision for loan losses of $609,000 for the period ended September 30, 2012 (unaudited).

As of December 31, 2011, impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had an unpaid principal balance of $4,331,000, with a valuation allowance of $1,009,000, resulting in an additional provision for loan losses of $849,000 for the year ended December 31, 2011.

As of December 31, 2010, impaired loans measured at fair value had an unpaid principal balance of $1,260,000 with a valuation allowance of $160,000, resulting in an additional provision for loan losses of $160,000 for the year ended December 31, 2010.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 15 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at September 30, 2012 (unaudited).

	Fair value	Valuation Technique(s)	Unobservable Input(s)	Discount Range

Impaired loans:
Commercial Real Estate	$2,000	Sales comparison and income approach.	Adjustments for maintenance, property type, selling and legal costs and date of appraisal.	12%-65%

Construction	536	Sales comparison and income approach.	Adjustments for maintenance, selling and legal costs.	25%

		September 30, 2012 (unaudited)
		Fair Value Measurements Using
	Carrying Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)
Financial assets:
Cash and due from banks	$2,480	$2,480	$—	$—
Interest bearing deposits	43,872	43,872	—	—
Securities available for sale	21,982	—	21,982	—
Securities held to maturity	2,305	—	2,419	—
Loans held for sale	453	—	453	—
Loans receivable, net	792,044	—	—	812,048
Accrued interest receivable	3,313	—	103	3,210

Financial liabilities:
Deposits:
Demand, NOW, MM and Savings	$465,965	$465,965	$—	$—
Certificates of Deposit	258,316	—	260,323	—
Long-term borrowings	79,829	—	82,050	—
Accrued interest payable	2,605	171	2,434

The methods and assumptions, not previously presented, used to estimate fair values for the nine months ended September 30, 2012 are described as follows:

Cash and due from banks – The carrying amounts of cash and short-term instruments approximate fair values and care classified as Level 1.

Loans – Fair value of loans, excluding loans held for sale, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 15 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The fair value of loans held for sale is estimated based upon binding contracts and quotes from third party investors resulting in a Level 2 classification.

Deposits – The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date resulting in a Level 1 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

Long-term borrowings – Long-term borrowings consists of Federal Home Loan Bank of New York borrowings which are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly Federal Home Loan borrowings maturities.

Accrued interest receivable/payable – The carrying amounts of accrued interest approximate the fair value resulting in a Level 2 or Level 3 classification.

The carrying amounts and estimated fair values of financial instruments, at December 31, 2011 and 2010, are as follows:

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets
Cash and due from banks	$5,147	$5,147	$7,951	$7,951
Interest bearing deposits	54,029	54,029	45,115	45,115
Securities available for sale	27,435	27,435	24,025	24,025
Securities held to maturity	3,694	3,844	20,078	20,309
Loans held for sale	140	140	732	732
Loans receivable, net	619,754	631,490	486,379	486,219
Accrued interest receivable	2,747	2,747	2,579	2,399

Financial liabilities
Deposits	$609,421	$605,507	$482,685	$476,309
Securities sold under agreements to repurchase	—	—	17,189	17,189
Short-term borrowings	—	—	5,000	5,000
Long-term borrowings	55,556	58,064	41,524	41,147
Accrued interest payable	1,950	1,950	1,219	1,219

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 15 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The methods and assumptions, not previously presented, used to estimate fair values for the years ended December 31, 2011 and 2010 are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest-bearing deposits, accrued interest receivable and payable, demand deposits, short-term debt, and variable-rate loans or deposits that reprice frequently and fully. The methods for determining the fair values for securities were described previously. For fixed-rate loans or deposits and for variable-rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk, including consideration of widening credit spreads. Fair value of debt is based on current rates for similar financing.

NOTE 16 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	(Unaudited)
	September 30,	December 31,
	2012	2011	2010
	(In thousands)
ASSETS
Cash and cash equivalents	$77	$172	$147
Investment in banking subsidiary	70,159	56,839	49,273

Total assets	$70,236	$57,011	$49,420

LIABILITIES AND EQUITY
Accrued expenses and other liabilities	$7	$154	$121
Stockholders’ equity	70,229	56,857	49,299

Total liabilities and stockholders’ equity	$70,236	$57,011	$49,420

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	(Unaudited)
	September 30,		December 31,
	2012	2011	2011	2010
	(In thousands)

Equity in undistributed subsidiary income	$6,117	$4,780	$6,666	$4,729

Net income	$6,117	$4,780	$6,666	$4,729

Comprehensive income	$6,174	$5,001	$6,857	$4,745

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 16 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	(Unaudited)
	September 30,		December 31,
	2012	2011	2011	2010
	(In thousands)
Cash flows from operating activities
Net income	$6,117	$4,780	$6,666	$4,729
Adjustments:
Equity in undistributed subsidiary income	(6,117)	(4,780)	(6,666)	(4,729)
Change in other liabilities	(147)	33	33	(263)

Net cash from operating activities	(147)	33	33	(263)

Cash flows from investing activities
Investments in subsidiaries	(7,094)	(748)	(588)	(4,554)

Net cash from investing activities	(7,094)	(748)	(588)	(4,554)

Cash flows from financing activities
Proceeds from stock issue	7,500	1,180	1,180	4,824
Proceeds from exercise of stock options	—	—	—	203
Dividends paid	(354)	(446)	(600)	(479)

Net cash from financing activities	7,146	734	580	4,548

Net change in cash and cash equivalents	(95)	19	25	(269)

Beginning cash and cash equivalents	172	147	147	416

Ending cash and cash equivalents	$77	$166	$172	$147

(Continued)

NORTH JERSEY COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 & 2011 and Years Ended December 31, 2011 & 2010

NOTE 17 – EARNINGS PER SHARE (RESTATED, SEPTEMBER 30, 2012)

The factors used in the earnings per share computation follow:

	(Unaudited)
	September 30,		December 31,
	2012	2011	2011	2010
	(dollars and share data in thousands)
Basic
Net income available to common stockholders	$5,763	$4,334	$6,066	$4,250
Weighted average common shares outstanding	2,547	2,242	2,242	2,227

Basic earnings per common share	$2.26	$1.93	$2.71	$1.91

Diluted
Net income available to common stockholders	$5,763	$4,334	$6,066	$4,250
Add: Preferred dividends	354	446	600	479

Net income	6,117	4,780	6,666	4,729

Weighted average common shares outstanding for basic earnings per common share	2,547	2,242	2,242	2,227
Add: Dilutive effects of assumed exercises of stock options	89	55	55	52
Add: Dilutive effects of assumed conversion of preferred stock(1)	549	763	766	660

Average shares and dilutive potential common shares(1)	3,185	3,060	3,063	2,939

Diluted earnings per common share(1)	$1.92	$1.56	$2.18	$1.61

There were no stock options that resulted in anti-dilution for the periods presented.

(1)	Amount restated as of September 30, 2012. See note 19 for explanation of restatement.

NOTE 18 – SUBSEQUENT EVENTS

The Company is in the process of assessing the impact of Hurricane Sandy that occurred in late October. The storm resulted in considerable damage throughout our market area, and may have adversely affected the collateral of some of our borrowers and their ability to repay their obligations to the Bank. These impacts could adversely affect our future earnings.

NOTE 19 – RESTATEMENT

In our subsequent review of financial information for the nine months ended September 30, 2012, we identified an error in the diluted earnings per share calculation for that period. The error resulted from an incorrect mathematical calculation used in the “if converted” method of calculating diluted earnings per share, specifically with respect to the number of days outstanding for the convertible preferred stock issuances which were converted entirely in 2012. The error had no impact on equity, net income, or net income available to common stockholders. As a result, we are restating its earnings per share disclosure as follows:

	(Unaudited)
	September 30,
	2012	2012
	(Restated)	(As previously presented)
	(dollars and share data in thousands)
Basic
Net income available to common stockholders	$5,763	$5,763
Weighted average common shares outstanding	2,547	2,547

Basic earnings per common share	$2.26	$2.26

Diluted
Net income available to common stockholders	$5,763	$5,763
Add: Preferred dividends	354	354

Net income	6,117	6,117

Weighted average common shares outstanding for basic earnings per common share	2,547	2,547
Add: Dilutive effects of assumed exercises of stock options	89	89
Add: Dilutive effects of assumed conversion of preferred stock	549	881

Average shares and dilutive potential common shares	3,185	3,517

Diluted earnings per common share	$1.92	$1.74

(Continued)

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, are estimates.

SEC registration fee	$7,843
Printing fees and expenses	100,000
Legal and Accounting fees and expenses	200,000
Miscellaneous	10,000

Total	$317,843

Item 14. Indemnification of Directors and Officers.

Our Certificate of Incorporation provides that we shall indemnify our officers, directors, employees and agents and former officers, directors, employees and agents, and any other persons serving at our the request as an officer, director, employee or agent of another corporation, association, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) incurred in connection with any pending or threatened action, suit, or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer, director, employee, agent or other person is a party, or is threatened to be made a party, to the fullest extent permitted by the New Jersey Business Corporation Act. The indemnification provided herein (i) shall not be deemed exclusive of any other right to which any person seeking indemnification may be entitled under any by-law, agreement, or vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in any other capacity, and (ii) shall inure to the benefit of the heirs, executors, and the administrators of any such person. We shall have the power, but shall not be obligated, to purchase and maintain insurance on behalf of any person or persons enumerated above against any liability asserted against or incurred by them or any of them arising out of their status as corporate directors, officers, employees, or agents whether or not we would have the power to indemnify them against such liability.

Our Certificate of Incorporation also provides that we shall, from time to time, reimburse or advance to any person referred to in the indemnification section the funds necessary for payment of expenses, including attorneys' fees, incurred in connection with any action, suit or proceeding referred to in this article, upon receipt of a written undertaking by or on behalf of such person to repay such amount(s) if a judgment or other final adjudication adverse to the director or officer establishes that the director's or officer's acts or omissions (i) constitute a breach of the director's or officer's duty of loyalty to us or our shareholders, (ii) were not in good faith, (iii) involved a knowing violation of law, (iv) resulted in the director or officer receiving an improper personal benefit, or (v) were otherwise of such a character that New Jersey law would require that such amount(s) be repaid.

Our By-laws provide that we shall indemnify our officers, Directors and employees to the fullest extent permitted under New Jersey law. The Banking Act provides indemnification provisions substantially similar to those found in our Certificate of Incorporation.

Item 15. Recent Sales of Unregistered Securities.

Series B Preferred Stock. In four separate tranches we sold a total of 700,200 shares of our Series B Preferred Stock (the “Series B Shares”), as follows:

(i)	pursuant to a Private Placement Memorandum dated September 17, 2009 we sold (x) 400,000 shares on December 29, 2009, (y) 50,200 shares on February 3, 2010; and

(ii)	pursuant to a Private Placement Memorandum dated September 10, 2010, we sold (x) 190,975 shares on February 11, 2011 and (ii) 59,025 shares on April 18, 2011.

Each Series B Share was sold at a stated value of $20 per share, for aggregate proceeds of $14,004,000. There were no underwriting discounts or commissions on the sale. Each Series B Share was non-voting and paid non-cumulative cash dividends at the annual rate equal to 4% for the first year, and thereafter at the Prime Rate, as may be reported in the Wall Street Journal from time to time with a maximum rate of 7%. The Series B Shares were issued by us in reliance upon an exemption from registration under the Securities Act set forth in Section 4(2) of the Securities Act, of 1933, as amended (the “Securities Act”), and Rule 506 thereunder, as transactions not constituting a public offering of securities because the Shares were issued privately without general solicitation. Each Series B Share was convertible into such number of validly issued, fully paid and nonassessable shares of our common stock which are equal to the $20 stated value plus any declared but unpaid dividends divided by the one-and-a-half times our then current tangible book value as of the month end prior to the conversion. The net proceeds from the sale of the Series B Shares were used to provide capital for general corporate purposes, to fund our continued growth and to support the Bank’s capital.

Series C Preferred Stock. On March 30, 2012 and April 6, 2012, we issued an aggregate of 7,500 shares of our Series C Preferred Stock pursuant to a Private Placement Memorandum dated March 15, 2012. Each Series C Share was sold at a stated value of $1,000 per share, for aggregate proceeds of $7,500,000. There were no underwriting discounts or commissions on the sale. Each Series C Share was non-voting and paid non-cumulative cash dividends at the Prime Rate, as may be reported in the Wall Street Journal from time to time with a maximum rate of 7%. The Series C Shares were issued by us in reliance upon an exemption from registration under the Securities Act set forth in Section 4(2) of the Securities Act, , and Rule 506 thereunder, as transactions not constituting a public offering of securities because the Shares were issued privately without general solicitation. Each Series C Share was convertible into such number of validly issued, fully paid and nonassessable shares of our common stock which are equal to the $20 stated value plus any declared but unpaid dividends divided by the one-and-a-quarter times our then current tangible book value as of the month end prior to the conversion. The net proceeds from the sale of the Series C Shares were used to provide capital for general corporate purposes, to fund our continued growth and to support the Bank’s capital.

Conversion of Preferred Stocks. On or about September 30, 2012, we, pursuant to the rights accorded to us in the Certificate of Amendments designating the rights of the Series B Shares, Series C Shares, and the previously issued and outstanding shares of Series A preferred stock, required conversion of all outstanding preferred shares into an aggregate of 909,270 shares of our common stock. Such shares of common stock were issued in reliance upon the exemption accorded to transactions by an issuer involving an exchange of securities solely with existing security holders where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, pursuant to Section 3(a)(9) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit 1.1	Form of Underwriting Agreement

Exhibit 3(i).1	Restated Certificate of Incorporation(1)

Exhibit 3(i).2	Certificate of Amendment to the Restated Certificate of Incorporation

Exhibit 3(ii)	Bylaws(1)

Exhibit 5	Opinion of Windels Marx Lane & Mittendorf, LLP(1)

Exhibit 10.1	Employment Agreement of Frank Sorrentino III effective as of January 1, 2013*

Exhibit 10.2	Change in Control Agreement of Laura Criscione dated May 7, 2008(1)

Exhibit 10.3	Change in Control Agreement of Elizabeth Magennis dated October 22, 2007(1)

Exhibit 10.4	Employment Agreement with William S. Burns dated September 18, 2012(1)

Exhibit 10.5	North Jersey Community Bank 2005 Stock Option Plan – A(1)

Exhibit 10.6	North Jersey Community Bank 2005 Stock Option Plan – B(1)

Exhibit 10.7	North Jersey Community Bank 2006 Equity Compensation Plan(1)

Exhibit 10.8	North Jersey Community Bank 2008 Equity Compensation Plan(1)

Exhibit 10.9	North Jersey Community Bank 2009 Equity Compensation Plan(1)

Exhibit 21	Subsidiaries of the Registrant(1)

Exhibit 23	Consent of Crowe Horwath LLP(1)

Exhibit 24	Power of Attorney

*	To be filed by amendment

(1)	Filed as the corresponding exhibits to the Company’s registration statement on Form S-1 filed with the SEC on November 21, 2012.

(b)	Financial Statement Schedule. No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Borough of Englewood Cliffs, State of New Jersey on January 7, 2013.

NORTH JERSEY COMMUNITY BANCORP, INC.

By:	/s/ Frank Sorrentino III
Frank Sorrentino
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature & Title	Date
/s/ Frank Sorrentino III	January 7, 2013
Frank Sorrentino III Chairman & Chief Executive Officer (Principal Executive Officer)

/s/ William S. Burns	January 7, 2013
William S. Burns
Executive Vice President & Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Frank Baier	January 7, 2013
Frank Baier Director

/s/ Stephen Boswell	January 7, 2013
Stephen Boswell Director

/s/ Frank Cavuoto	January 7, 2013
Frank Cavuoto Director

/s/ Dale Creamer	January 7, 2013
Dale Creamer Director

/s/ Stephen M. Goldman	January 7, 2013
Stephen M. Goldman Director

/s/ Frank Huttle III	January 7, 2013
Frank Huttle III Director

/s/ Michael Kempner	January 7, 2013
Michael Kempner Director

/s/ Joseph Parisi Jr.	January 7, 2013
Jospeh Parisi, Jr. Director